Exhibit 99.1

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390



2023
ANNUAL REPORT

CONTENT

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Yuan Zhou (周源)
(Chairman and Chief Executive Officer)
Mr. Dahai Li (李大海)
Mr. Henry Dachuan Sha (沙大川)
(resigned with effect from February 19, 2024)

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉)
Mr. Dingjia Chen (陳定佳)
(resigned with effect from March 7, 2023)
Mr. Bing Yu (于冰)
(appointed with effect from March 7, 2023)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)

NOMINATION COMMITTEE[1]

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen

CORPORATE GOVERNANCE COMMITTEE[1]

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen *(Chairman)*

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Henry Dachuan Sha (沙大川)
(resigned with effect from February 19, 2024)
Mr. Yuan Zhou (周源)
(appointed with effect from February 19, 2024)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

No. 18 Xueqing Road
Haidian District, Beijing
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law

Davis Polk & Wardwell

10th Floor, The Hong Kong Club Building

3A Chater Road

Central

Hong Kong

As to U.S. law

Skadden, Arps, Slate, Meagher & Flom and affiliates

42/F, Edinburgh Tower

The Landmark

15 Queen's Road Central

Hong Kong

As to Cayman Islands law

Maples and Calder (Hong Kong) LLP

26th Floor, Central Plaza

18 Harbour Road

Wanchai

Hong Kong

As to PRC law

Jingtian & Gongcheng

34th Floor, Tower 3, China Central Place

77 Jianguo Road

Chaoyang District

Beijing

PRC

COMPLIANCE ADVISOR

Guotai Junan Capital Limited

27/F, Low Block

Grand Millennium Plaza

181 Queen's Road Central

Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited

Shop 1712-1716, 17th Floor

Hopewell Centre

183 Queen's Road East, Wan Chai

Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited

PO Box 1093, Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

PRINCIPAL BANKS

Ping An Bank, Beijing Dongzhimen branch

A-C, 6/F, Dongfang Yinzuo Office Building

48 Dongzhimenwai Street

Dongcheng District, Beijing

The People's Republic of China

Citic Bank, Beijing Dongdaqiao branch

18 Gongti East Road

Chaoyang District

Beijing

The People's Republic of China

STOCK CODES

HKEX: 2390

NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

Note:

(1)　Reference is made to the announcement of the Company dated May 24, 2023. The Nominating and Corporate Governance Committee of the Company was split into a Nomination Committee and a Corporate Governance Committee with separate functions and responsibilities under separate charters, with effect from May 24, 2023. The Nomination Committee comprises Mr. Yuan Zhou, Ms. Hope Ni, Mr. Hanhui Sam Sun, and Mr. Derek Chen, with Ms. Hope Ni as the chairperson of the Nomination Committee. The Corporate Governance Committee comprises Ms. Hope Ni, Mr. Hanhui Sam Sun and Mr. Derek Chen, with Mr. Derek Chen as the chairperson of the Corporate Governance Committee.

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,				
	2019	2020	2021	2022	**2023**
	(RMB in thousand)				
Revenues	670,511	1,352,196	2,959,324	3,604,919	**4,198,889**
Gross profit	312,270	757,797	1,553,901	1,808,052	**2,295,848**
Loss from operations	(1,058,475)	(602,881)	(1,390,709)	(1,603,751)	**(1,072,225)**
Loss before income tax	(1,004,180)	(516,470)	(1,293,437)	(1,564,220)	**(827,696)**
Net loss	(1,004,220)	(517,550)	(1,298,880)	(1,578,403)	**(839,528)**
Net loss attributable to Zhihu Inc.'s shareholders	(1,431,001)	(1,198,284)	(1,469,465)	(1,581,157)	**(843,641)**
Total comprehensive loss	(1,008,241)	(660,876)	(1,442,070)	(1,305,093)	**(794,271)**
Total comprehensive loss attributable to Zhihu Inc.'s shareholders	(1,435,022)	(1,341,610)	(1,612,655)	(1,307,847)	**(798,384)**
Adjusted loss from operations[1]	(878,785)	(422,791)	(837,864)	(1,218,803)	**(887,984)**
Adjusted net loss[1]	(824,530)	(337,460)	(747,130)	(1,195,855)	**(659,093)**

Note:

(1)   The adjusted loss from operations and adjusted net loss are defined by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses.

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED BALANCE SHEETS

	2019	2020	2021	2022	**2023**
			As of December 31,		
			(RMB in thousand)		
Assets					
Current assets	3,901,952	3,720,166	8,334,165	7,319,799	**6,377,880**
Non-current assets	82,354	41,275	471,000	336,440	**417,392**
Total assets	3,984,306	3,761,441	8,805,165	7,656,239	**6,795,272**
Liabilities, mezzanine equity and shareholders' (deficit)/equity					
Current liabilities	763,040	1,014,568	1,897,714	1,824,841	**1,945,488**
Non-current liabilities	2,893	–	169,302	137,130	**148,174**
Total liabilities	765,933	1,014,568	2,067,016	1,961,971	**2,093,662**
Total mezzanine equity	7,210,614	7,891,348	–	–	**–**
Total Zhihu Inc.'s shareholders' (deficit)/equity	(3,992,241)	(5,144,475)	6,730,654	5,653,696	**4,599,810**
Non-controlling interests	–	–	7,495	40,572	**101,800**
Total shareholders' (deficit)/equity	(3,992,241)	(5,144,475)	6,738,149	5,694,268	**4,701,610**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	3,984,306	3,761,441	8,805,165	7,656,239	**6,795,272**

KEY HIGHLIGHTS

	For the Year Ended December 31,		
	2023	2022	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**4,198,889**	3,604,919	16.5%
Gross profit	**2,295,848**	1,808,052	27.0%
Loss from operations	**(1,072,225)**	(1,603,751)	(33.1)%
Net loss	**(839,528)**	(1,578,403)	(46.8)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(887,984)**	(1,218,803)	(27.1)%
Adjusted net loss	**(659,093)**	(1,195,855)	(44.9)%

	For the Year Ended December 31,		
	2023	2022	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**105.3**	101.3	4.0%
Average monthly subscribing members[2]	**14.5**	9.8	47.5%

Notes:

(1)   MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)   Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURES

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as it helps the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Year Ended December 31,	
	2023	2022
	(RMB in thousands)	
Loss from operations	**(1,072,225)**	(1,603,751)
Add:		
Share-based compensation expenses	**164,656**	373,895
Amortization of intangible assets resulting from business acquisitions	**19,585**	11,053
Adjusted loss from operations	**(887,984)**	(1,218,803)
Net loss	**(839,528)**	(1,578,403)
Add:		
Share-based compensation expenses	**164,656**	373,895
Amortization of intangible assets resulting from business acquisitions	**19,585**	11,053
Tax effects on non-GAAP adjustments	**(3,806)**	(2,400)
Adjusted net loss	**(659,093)**	(1,195,855)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are pleased to announce solid operational and financial results in 2023 marked by resilient revenue growth, enhanced gross margin, and narrowed net losses. Our community ecosystem continues to serve as the bedrock of our business and key to our long-term success along our ongoing journey toward maximizing monetization efficiency. We continued to foster our community culture by encouraging the creation of content, refining the experience of our users and content creators, and upgrading our technology infrastructure. All these efforts contributed to boosting the vitality and prosperity of our community ecosystem, driving our average MAUs to 105.3 million in 2023, up from 101.3 million in 2022.

Around the thriving community of Zhihu, our multi-engine, content-centric business model delivered solid financial performance, represented by a 16.5% year-over-year growth in total revenues to RMB4,198.9 million and a net loss significantly narrowed by 46.8% year-over-year in 2023. In particular, our paid membership growth momentum remained strong with an increase in revenue by 48.4% year-over-year to RMB1,826.6 million in 2023. Vocational training experienced robust growth with its significantly increased contribution to our total revenues, from RMB248.3 million in 2022 to RMB565.6 million in 2023. Meanwhile, we have been focusing on expanding gross margin, improving our operating efficiency and narrowing net losses. Though we prioritized our newly initiated investments in the research and development of the latest advanced technologies, particularly the generative AI technology, our net loss was significantly narrowed from RMB1,578.4 million in 2022 to RMB839.5 million in 2023.

Our Progress in AI

During 2023, we continued to advance our technological development through internal initiatives, highlighted by the explorations on generative AI, as we firmly believe the recent development in AI technology unleashed significant opportunities to Zhihu to better serve users and beyond. In 2023, we launched our first Large Language Model ("**LLM**"), Zhihaitu AI (知海圖AI), which has now been developed to hundred billion parameters and has received regulatory registration in November 2023. We have been endeavoring to further improve the overall experience of our community, in particular improving the efficiency of the search function for users, enhancing the effectiveness of content recommendations, and empowering content creation to further enhance our content ecosystem.

Leveraging the abundant data and high-quality contents accumulated in our community, we are exploring more potential application scenarios to better support our content creators, optimize our user experience, and boost our monetization efficiency. With our preliminary yet promising progress in AI, we remain optimistic about unlocking the potential of generative AI technology to better serve our community ecosystem.

Zhihu Content

In 2023, our continued commitment to enhancing user satisfaction led us to further broaden our content coverage and optimize our content composition and formats to better satisfy users' evolving needs. To that end, we have deepened penetration in our cornerstone verticals, such as inspiring content creators to engage in more in-depth contents generated by professional users. In addition, we have significantly upgraded the functional tools for content creators to craft short-form content to capture the evolving users' demand for on-the-go reading experience with fragmented reading time. Leveraging a technology-driven approach, we optimized the operation of our contents and continuously evaluated the effectiveness of such content. As of December 31, 2023, we had 774.7 million cumulative pieces of content covering over 1,000 verticals.

BUSINESS REVIEW AND OUTLOOK

Our ongoing efforts to expand our premium content offerings have unlocked new commercialization avenues and appealed to a broader audience. In May 2023, we officially launched Yanyan Story (鹽言故事), an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demand of our growing subscribing members, which effectively contributed to the rapid growth in paid membership revenue.

Zhihu Users

Our content continued to enable us to expand our diverse user base in a high-quality manner, driving the average MAUs in 2023 to 105.3 million. Our high-quality content and strong brand have enabled us to effectively expand our user base, while maintaining user loyalty.

We have a young and diverse user base. As of December 31, 2023, approximately 74.1% of our active users were under 30, and female users accounted for 60.5% of our total number of active users in December 2023. In our decade-long journey as an online content community, we are pleased to have served a group we label as new-generation professionals: young professionals having professional expertise in specific fields. Many of them have joined Zhihu community during their education journeys and become our long-term users and, simultaneously, high-quality content creators. Our commitment remains strong in serving their demands for content, inspiring their professional content creation and catering to their consumption needs.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We have strived to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially for their creative works through various channels. For example, our upgraded Haiyan Plan 5.0 (海鹽計劃 5.0) will center around the new-generation professionals, motivating them with highly efficient tools to realize their monetization potentials. In 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. As of December 31, 2023, Zhihu had 71.3 million cumulative content creators, increasing by 13.0% year-over-year from 63.1 million a year ago.

Monetization

Our total revenues were RMB4,198.9 million in 2023, representing a growth of 16.5% from RMB3,604.9 million in 2022. The growth underscores our effective development of diversified monetization approaches and multiple growth engines. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services (such as sales of our private label products and book series). The resilient and diverse growth engines of our business have been fueling the increase in our revenues.

BUSINESS REVIEW AND OUTLOOK

At the beginning of 2023, we optimized our organizational structure by synchronizing our advertising and content-commerce solutions services as an integrated "marketing services" business, offering our merchants and brands more effective and comprehensive marketing solutions. We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users and enhanced digital experience powered by technology with more diverse advertising products, especially performance-based products. For our paid membership, we are pleased to record a 48.4% increase in revenues and a 47.5% increase in the number of subscribing members in 2023 compared to 2022, attributable to the expansion of our premium content library and improved user experience. Our incentive programs for content creators also contribute to the attractiveness of our premium content, in turn fostering the revenue growth of this business line. We have also launched various initiatives to offer more in-depth consumption scenarios for our subscribing members, such as audio books and radio plays, to increase their lifetime commercial value. Our vocational training services, which generated RMB565.6 million revenue in 2023, representing a 127.8% year-over-year increase, presented an enriched product mix covering a wide range of vocational training demands. This business serves as another robust growth engine, particularly resonating with new-generation professionals who typically desire for self-development and excellence. We are also dedicated to spanning digitalization to all our services to revitalize our operating efficiency. For a detailed discussion of our results, see "Management Discussion and Analysis."

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this report.

BUSINESS OUTLOOK

Looking ahead to 2024, with a focus on professional users and content creators, we will motivate their engagements in our community to enhance our community culture and high-quality content creation. We are still facing challenges from the macroeconomic dynamics and the increasing competition in China's internet industry. By diversifying our monetization model, we expect our revenue growth to be more resilient and sustainable. We will further expand discussions and search scenarios in the Zhihu community as we respond to the evolving needs, thereby better serving both users and clients. The empowerment of generative AI technology is expected to support the well-rounded growth of our business and enhance the efficiency of our various business lines. We are also focusing on refining our operating efficiency to expand our margins while achieving a healthy and sustainable business growth.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2023	2022
	(RMB in thousands)	
Revenues:		
Marketing services	**1,652,992**	1,956,480
Paid membership	**1,826,557**	1,230,804
Vocational training	**565,585**	248,266
Others	**153,755**	169,369
Total revenues	**4,198,889**	3,604,919
Cost of revenues	**(1,903,041)**	(1,796,867)
Gross profit	**2,295,848**	1,808,052
Selling and marketing expenses	**(2,048,090)**	(2,026,468)
Research and development expenses	**(901,452)**	(763,362)
General and administrative expenses	**(418,531)**	(621,973)
Total operating expenses	**(3,368,073)**	(3,411,803)
Loss from operations	**(1,072,225)**	(1,603,751)
Other income/(expenses):		
Investment income	**41,695**	70,380
Interest income	**158,671**	68,104
Fair value change of financial instruments	**(5,170)**	(176,685)
Exchange gains	**97**	71,749
Others, net	**49,236**	5,983
Loss before income tax expense	**(827,696)**	(1,564,220)
Income tax expense	**(11,832)**	(14,183)
Net loss	**(839,528)**	(1,578,403)
Net income attributable to non-controlling interests	**(4,113)**	(2,754)
Net loss attributable to Zhihu Inc.'s shareholders	**(843,641)**	(1,581,157)
Net loss	**(839,528)**	(1,578,403)

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2023	2022
	(RMB in thousands)	
Other comprehensive income:		
Foreign currency translation adjustments	**45,257**	273,310
Total other comprehensive income	**45,257**	273,310
Total comprehensive loss	**(794,271)**	(1,305,093)
Net income attributable to non-controlling interests	**(4,113)**	(2,754)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(798,384)**	(1,307,847)

REVENUE

Our total revenues were RMB4.2 billion in 2023, representing a growth of 16.5% from RMB3.6 billion in 2022. The increase was primarily driven by the expansion of our user base, as well as our diversified revenue sources under our content ecosystem. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2023 and 2022, respectively:

	For the Year Ended December 31,			
	2023		2022	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Revenues				
Marketing services[1]	**1,652,992**	**39.4**	1,956,480	54.3
Paid membership	**1,826,557**	**43.5**	1,230,804	34.1
Vocational training	**565,585**	**13.5**	248,266	6.9
Others	**153,755**	**3.6**	169,369	4.7
Total	**4,198,889**	**100.0**	3,604,919	100.0

Note:

(1) Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as "marketing services revenue" to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

MANAGEMENT DISCUSSION AND ANALYSIS

Marketing services revenue was RMB1.7 billion in 2023, compared with RMB2.0 billion in 2022. The decrease was primarily due to the challenging industry dynamics and our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB1.8 billion in 2023, representing a 48.4% increase from RMB1.2 billion in 2022. The significant increase was primarily attributable to the continued growth of subscribing members, driven by the improved attractiveness of our premium content library and user experience.

Vocational training revenue was RMB565.6 million in 2023, representing a 127.8% increase from RMB248.3 million in 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from the acquired vocational training businesses in 2023.

Other revenues were RMB153.8 million, compared with RMB169.4 million in 2022.

COST OF REVENUES

Our cost of revenues increased by 5.9% from RMB1.8 billion in 2022 to RMB1.9 billion in 2023. The increase was primarily attributable to an increase in content and operating costs as we continued to enhance our content attractiveness, as well as an increase in payment processing costs driven by our revenue growth, and was partially offset by the decrease in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2023 and 2022, respectively:

| | For the Year Ended December 31, | | | |
| | **2023** | | 2022 | |
	RMB	**%**	RMB	%
Cost of revenues				
Content and operational costs	**1,033,878**	**24.6**	906,224	25.1
Cloud service and bandwidth costs	**280,045**	**6.7**	403,442	11.2
Staff costs	**248,678**	**5.9**	206,633	5.7
Payment processing costs	**198,199**	**4.7**	136,778	3.8
Others	**142,241**	**3.4**	143,790	4.0
Total	**1,903,041**	**45.3**	1,796,867	49.8

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT AND MARGIN

Gross profit increased by 27.0% to RMB2.3 billion in 2023 from RMB1.8 billion in 2022. Gross margin expanded to 54.7% in 2023 from 50.2% in 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

OPERATING EXPENSES

Total operating expenses were RMB3.4 billion in 2023, compared with RMB3.4 billion in 2022.

Selling and marketing expenses were RMB2.0 billion in 2023, keeping flat as compared with RMB2.0 billion in 2022.

Research and development expenses increased by 18.1% to RMB901.5 million in 2023 from RMB763.4 million in 2022, primarily due to our increased spending on technology innovation.

General and administrative expenses decreased by 32.7% to RMB418.5 million in 2023 from RMB622.0 million in 2022, primarily due to lower share-based compensation expenses.

LOSS FROM OPERATIONS

Loss from operations decreased by 33.1% to RMB1.1 billion in 2023 from RMB1.6 billion in 2022.

ADJUSTED LOSS FROM OPERATIONS (NON-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 27.1% to RMB888.0 million in 2023 from RMB1.2 billion in 2022.

NET LOSS

Net loss decreased by 46.8% to RMB839.5 million in 2023 from RMB1.6 billion in 2022.

ADJUSTED NET LOSS (NON-GAAP)

Adjusted net loss (non-GAAP) decreased by 44.9% to RMB659.1 million in 2023 from RMB1.2 billion in 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

In 2023, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, and short-term investments of RMB6.3 billion and RMB5.5 billion as of December 31, 2022 and 2023, respectively. The net cash used in operating activities was narrowed to RMB415.5 million in 2023.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,	
	2023	2022
	(RMB in thousands)	
Net cash used in operating activities	**(415,527)**	(1,114,954)
Net cash (used in)/provided by investing activities	**(1,681,140)**	3,490,467
Net cash used in financing activities	**(365,056)**	(108,350)
Effects of exchange rate changes on cash and cash equivalents	**42,510**	101,528
Net (decrease)/increase in cash and cash equivalents	**(2,419,213)**	2,368,691
Cash and cash equivalents at the beginning of the year	**4,525,852**	2,157,161
Cash and cash equivalents at the end of the year	**2,106,639**	4,525,852

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments in 2023.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures in 2023.

PLEDGE OF ASSETS

As of December 31, 2023, no group asset of ours was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of December 31, 2023.

GEARING RATIO

As of December 31, 2023, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

MANAGEMENT DISCUSSION AND ANALYSIS

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares ("**Class A Ordinary Shares**") or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest – earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate instruments may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate instruments may produce less income than expected if interest rates fall.

CONTINGENT LIABILITIES

As of December 31, 2023, we did not have any material contingent liabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

As of December 31, 2023, we had 2,731 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage
Content and Content-Related Operations	889	32.6%
Research and Development	1,003	36.7%
Sales and Marketing	604	22.1%
General Administration	235	8.6%
Total	2,731	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development. We have built all-in-one talent training system that encompasses various trainings to our employees.

DIRECTORS' REPORT

The Board is pleased to present this Directors' Report, together with the consolidated financial statements of the Group for the year ended December 31, 2023 (the "**Consolidated Financial Statements**").

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are: (i) Mr. Yuan Zhou (周源), Mr. Dahai Li (李大海) and Mr. Henry Dachuan Sha (沙大川) (resigned with effect from February 19, 2024) as executive Directors; (ii) Mr. Zhaohui Li (李朝暉), Mr. Bing Yu (于冰) and Mr. Dingjia Chen (陳定佳) (resigned with effect from March 7, 2023) as non-executive Directors; and (iii) Mr. Hanhui Sam Sun (孫含暉), Ms. Hope Ni (倪虹) and Mr. Derek Chen as independent non-executive Directors. As of the Latest Practicable Date, the Board comprises of seven Directors, including two executive Directors, two non-executive Directors and three independent non-executive Directors. As of the Latest Practicable Date, there are three members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on May 17, 2011 under the Companies Act (As Revised) of the Cayman Islands as an exempted company with limited liability. In March 2021, the Company completed its initial public offering on the New York Stock Exchange in the U.S. (NYSE Ticket: ZH). In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Stock Exchange (HKEX stock code: 2390).

PRINCIPAL ACTIVITIES

The Group is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in China.

BUSINESS REVIEW

The business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "Business Review and Outlook" and "Management Discussion and Analysis" of this annual report. Further discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the "Environmental, Social and Governance Report" in this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year are set out in the section headed "Important Events After the Reporting Period" in this annual report.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements.

DIRECTORS' REPORT

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission. Below is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond our control.

Risks Relating to Our Business and Industry

- Our business depends on our ability to offer high-quality user-generated content for our users.

- Our success depends on our ability to attract and maintain an engaged user base.

- If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.

- We have incurred net loss and negative operating cash flow in the past, which may continue in the future.

- We may not be able to manage our growth effectively, which may compromise the success of our business.

- We are subject to risks associated with financing activities and liquidity.

- If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.

- We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

- We operate in a highly competitive market, and may not be able to compete effectively.

- If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

- Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

DIRECTORS' REPORT

Risks Relating to Our Corporate Structure

- We are a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of our Consolidated Affiliated Entities and our company as a group.

- Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements.

- Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

- Changes in China's economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

- The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

- The PRC government's oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.

- If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

DIRECTORS' REPORT

Risks Relating to Our Class A Ordinary Shares and the ADSs

- The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.

- Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. For details of the Company's environmental policies and performance, please refer to the section Environmental, Social and Corporate Governance Report of this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

During the Reporting Period, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

CONNECTED TRANSACTIONS

We have entered into a number of continuing agreements and arrangements with our connected persons in our ordinary and usual course of business, which constitute continuing connected transactions under the Listing Rules. During the Reporting Period, we strictly follow the respective pricing policies and mechanisms for each of the below continuing connected transactions as detailed in the Prospectus.

The table below sets forth connected persons of our Company, with whom we have entered into certain continuing connected transactions.

Name	Connected relationship
Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司) ("**Tencent Computer**")	Tencent Computer is a subsidiary of Tencent (together with its affiliated companies but excluding the China Literature Group (defined below), the "**Represented Tencent Group**"). Tencent is one of our substantial shareholders.
Yueting Information Technology (Shanghai) Co., Ltd. (閱霆信息技術(上海)有限公司) ("**Shanghai Yueting**")	Shanghai Yueting is a subsidiary of China Literature Limited (HKEX stock code: 772) (together with its subsidiaries and consolidated affiliated entities, the "**China Literature Group**"), which is a subsidiary of Tencent. Tencent is one of our substantial shareholders.

DIRECTORS' REPORT

We set out below details of the continuing connected transactions for our Group, in compliance with the requirements of Chapter 14A of the Listing Rules.

1. **Advertising Services**

   On April 6, 2022, Zhizhe Sihai (Beijing) Technology Co., Ltd. (智者四海(北京)技術有限公司) ("**Zhizhe Sihai**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**Tencent Framework Agreement**") with Tencent Computer to regulate (i) the provision of advertising services by our Group to the Represented Tencent Group through our online platforms and the You Liang Hui (優量匯) platform or other digital advertising platforms operated by the Represented Tencent Group (the "**Tencent Advertising Platforms**"); and (ii) the provision of cloud services and technical services by the Represented Tencent Group following the Listing. The term of the Tencent Framework Agreement commenced on the Listing Date and will end on December 31, 2024 (both days inclusive). Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2023, the aggregate amount of advertising services provided to the Represented Tencent Group through our platforms and the Tencent Advertising platforms amounted to approximately RMB24.3 million.

2. **Literary Content Cooperation with the China Literature Group**

   On April 7, 2022, Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司) ("**Zhizhe Tianxia**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**China Literature Framework Agreement**") with Shanghai Yueting (for itself and on behalf of the China Literature Group) to regulate the parties' literary content cooperation following the Listing. The term of the China Literature Framework Agreement commenced on the Listing Date and will end on December 31, 2024 (both days inclusive). Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2023, the aggregate amount of literary content cooperation purchased from the China Literature Group by us amounted to approximately RMB8.9 million.

DIRECTORS' REPORT

3. **Cloud Services and Technical Services**

   Pursuant to the Tencent Framework Agreement, the Represented Tencent Group will provide cloud services and other cloud-related technical services to us for service fees. Cloud services and other cloud-related technical services include but are not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services. Further details of the transactions are set out in the Prospectus.

   For the year ended December 31, 2023, the aggregate amount of cloud services and technical services purchased from the Represented Tencent Group by us amounted to approximately RMB19.9 million.

4. **Contractual Arrangements**

   During the Reporting Period, we conducted the operations of our Zhihu online platforms and other online platforms, our publication business, our online professional exam preparation classes and our online language exam preparation classes through our Consolidated Affiliated Entities in the PRC, which were subject to foreign investment restriction or prohibition in accordance with applicable PRC laws (the "**Relevant Business**"). The major types of Relevant Business of which our operations were material during the Reporting Period are summarized below.

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
Zhizhe Tianxia	**Operation of our Zhihu online platforms**
	Zhizhe Tianxia operates our Zhihu website and the Zhihu App, through which we provide contents or information in various forms and features such as Q&As, articles, videos and live streaming. We also offer paid membership programs, advertising services, content-commerce solutions and e-commerce services through our Zhihu platforms. The relevant foreign investment requirements are as set out below.

DIRECTORS' REPORT

Consolidated Affiliated Entities	**Business activities and relevant foreign investment requirements**

(i) Value-added telecommunication services

The provision of contents and information through our Zhihu online platforms described above constitutes commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Zhizhe Tianxia holds an ICP License.

According to the 2021 Negative List, provision of value-added telecommunication services, which include commercial internet information services pursuant to the PRC Telecommunications Regulations《中華人民共和國電信條例》), is a "restricted" business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

(ii) Provision of online pharmaceutical information service

As the content offerings on our Zhihu platforms include pharmaceuticals information, Zhizhe Tianxia is required to hold an Internet Medicine Information Service Qualification (互聯網藥品信息服務資格證書) or complete the internet information service filing for medicines and medical appliances (藥品醫療器械網絡信息服務備案) under applicable PRC laws and regulations. Zhizhe Tianxia has completed such filing, and its filed service is of commercial nature.

(iii) Radio and television program production and operation

Zhizhe Tianxia engages in the production of content in video format, which constitutes radio and television program production and operation under the applicable PRC laws and regulations. Therefore, Zhizhe Tianxia is required to hold, and has obtained, a Radio and Television Program Production and Operation License (廣播電視節目製作經營許可證).

Under the 2021 Negative List, radio and television program production is a "prohibited" business for which foreign investment is not permitted.

DIRECTORS' REPORT

Consolidated Affiliated Entities

Business activities and relevant foreign investment requirements

(iv) Operation of commercial internet culture activities

The Zhihu website and the Zhihu App display contents in various formats including videos, games, animation and so on, which constitutes operation of commercial internet culture activities under the applicable PRC laws and regulations. The operating entity of Zhihu website and the Zhihu App therefore needs to hold an Internet Cultural Business License (網絡文化經營許可證) ("**ICB License**"). Zhizhe Tianxia, being the operator of the Zhihu website and the Zhihu App, has obtained an ICB License.

Under the 2021 Negative List, operation of internet culture activities is a "prohibited" business for which foreign investment is not permitted.

(v) Internet audio-visual program services

Zhizhe Tianxia provides video and audio content on our Zhihu online platforms, which falls within the scope of internet audio-visual programs services (互聯網視聽節目服務) under the Administrative Regulations on Internet Audio-visual Program Service (《互聯網視聽節目服務管理規定》).

According to the Administrative Regulations on Internet Audio-Visual Program Service, entities that provide internet audio-visual program services shall obtain an Audio-Visual Permit or complete a registration with relevant authority. According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting (《關於加強網絡直播規範管理工作的指導意見》), live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing. In addition, according to the Administrative Regulations on Internet Audio-Visual Program Service, applicants for the Audio – Visual Permit shall, among others, be state wholly owned or state-controlled. Therefore, Zhizhe Tianxia is not eligible to apply for an Audio-Visual Permit but has completed a registration in the National Internet Audio-Visual Platforms Information Registration and Management System (全國網絡視聽平台信息登記管理系統).

According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in any enterprise engaging in internet audio-visual program services.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
	(vi) Publication operation
	Zhizhe Tianxia engages in distribution of electronic publications through our Zhihu platforms as an integral part of our content offerings, which falls within publication distribution business subject to the Regulations on the Administration of the Publication Market《出版物市場管理規定》(the "**Publication Regulations**") effective on June 1, 2016. Zhizhe Tianxia is therefore required to, and has obtained, a Publication Operation License (出版物經營許可證) under the Publication Regulations.
	According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.
	Since the distribution of the electronic publications is an inherent part of our content offerings and must be conducted through our Zhihu platforms, it is an inseparable part of the business carried out by Zhizhe Tianxia which is subject to foreign investment prohibitions and restrictions as described above.
Tianjin Zhizhe Wanjuan Culture Co., Ltd. ("**Tianjin Zhizhe**")	**Publication business**
	As part of our ordinary business, we publish books leveraging on the contents generated on our Zhihu platforms. We also carry out publication related businesses such as publication distribution and sales. We conduct our publication business and publication related businesses primarily through Tianjin Zhizhe. The relevant foreign investment requirements are as set out below.
	(i) Publication
	To conduct businesses of publishing books, newspapers, periodicals, audio-visual products or electronic publications, or internet publishing services, a license for such online or offline business ("**Publication License**") is required under the applicable PRC laws and regulations.

DIRECTORS' REPORT

Consolidated Affiliated Entities

Business activities and relevant foreign investment requirements

Tianjin Zhizhe currently engages in publication business in partnerships with third-party enterprises that hold a Publication License by entrusting such party to publish publication materials, and is in the process of applying for a Publication License and expects to carry out the publication business on its own after receiving the license. Tianjin Zhizhe will not operate any new business that is not subject to any foreign investment restrictions or prohibitions until it has obtained the Publication License or any other required license to operate such business.

According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in businesses of editing, publishing and production of books, newspapers, periodicals, audio-visual products and electronic publications, or internet publishing services.

As we intend to continue to carry out publication business and continue to apply for a Publication License, it is impractical for us to reorganize Tianjin Zhizhe to be a foreign-invested entity as foreign-invested entities are not eligible to apply for the Publication License.

(ii) Publication operation

Tianjin Zhizhe also distributes publications, which constitutes publication distribution business and requires a Publication Operation License (出版物經營許可證) under the Publication Regulations. Tianjin Zhizhe holds a Publication Operation License.

According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.

However, the publication distribution business of Tianjin Zhizhe is inseparable from its publication business as Tianjin Zhizhe's experience in running publication distribution business contributes to its credentials in procuring the Publication License. Further, since the Company organizes its business contracts relating to the publication business primarily under Tianjin Zhizhe, it is operationally natural and efficient to use the same entity to distribute the publications Tianjin Zhizhe publishes.

DIRECTORS' REPORT

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities; (ii) by entering into exclusive service and consultation agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.

Risks Relating to the Contractual Arrangements and actions taken to mitigate the risks

- If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

- Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements;

- Our current corporate structure and business operations may be affected by the Foreign Investment Law;

- We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the Consolidated Affiliated Entities, which could, render us unable to conduct some or all of our business operations and constrain our growth;

- The contractual arrangements with the Consolidated Affiliated Entities may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated profit and the value of your investment;

- The equity holders, directors, and executive officers of the Consolidated Affiliated Entities, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company; and

- If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs.

DIRECTORS' REPORT

Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

• major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

• our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

• our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

• our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

Summary of the Material Terms of the Contractual Arrangements
A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements
Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021 (the "**Exclusive Business Cooperation Agreement**"), pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia's operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai's adjustment, are equal to all of the net profit of Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.

Intellectual property rights are developed during the normal course of business of Zhizhe Tianxia and its subsidiaries. Pursuant to the Exclusive Business Cooperation Agreement, Zhizhe Sihai will have the exclusive and proprietary rights to all intellectual properties developed by Zhizhe Tianxia and its subsidiaries, in connection with performance of the Exclusive Business Cooperation Agreement.

DIRECTORS' REPORT

Unless otherwise terminated early by Zhizhe Sihai, the Exclusive Business Cooperation Agreement will remain effective unless terminated in the event that (a) the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the Exclusive Business Cooperation Agreement.

Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司) ("**Shanghai Pinzhi**") entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi Technology Co., Ltd. (上海知匙科技有限公司) ("**Shanghai Zhishi**") on September 7, 2021 (the "**Pinzhi Exclusive Business Cooperation Agreement**"), pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Zhishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the Pinzhi Exclusive Business Cooperation Agreement shall have a term of twenty years from the date of signing. The remaining principal terms of the Pinzhi Exclusive Business Cooperation Agreement are substantially similar to those under the Exclusive Business Cooperation Agreement as set out above. Shanghai Biban Network Technology Co., Ltd. (上海彼伴網絡科技有限公司) ("**Shanghai Biban**") entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya Information Technology Co., Ltd. (上海杷雅信息科技有限公司) ("**Shanghai Paya**") on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Exclusive Business Cooperation Agreement.

Exclusive Option Agreements

Zhizhe Tianxia and its Registered Shareholders entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021 (the "**Exclusive Option Agreement**"), pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the Registered Shareholders of Zhizhe Tianxia and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai's request, the Registered Shareholders of Zhizhe Tianxia will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the Exclusive Option Agreement will remain effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.

DIRECTORS' REPORT

During the term of the Exclusive Option Agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, the Registered Shareholders are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that the Registered Shareholders of Zhizhe Tianxia receive any distribution from Zhizhe Tianxia and/ or its subsidiaries and subject to the PRC laws, the Registered Shareholders must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.

As provided in the Exclusive Option Agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our Group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.

Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021 (the "**Pinzhi Exclusive Option Agreement**"), pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The Pinzhi Exclusive Option Agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the Pinzhi Exclusive Option Agreement are substantially similar to those under the Exclusive Option Agreement, except that the materiality threshold under the Pinzhi Exclusive Option Agreement for the corporate actions that require Shanghai Zhishi's consent is RMB500 thousand or higher (rather than RMB1 million). Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Exclusive Option Agreement.

DIRECTORS' REPORT

Shareholders' Rights Entrustment Agreement and Powers of Attorney
Pursuant to the shareholder's rights entrustment agreement entered into among the Registered Shareholders of Zhizhe Tianxia, Zhizhe Sihai and Zhizhe Tianxia on December 21, 2021 (the "**Shareholders' Rights Entrustment Agreement**"), and the irrevocable power of attorney executed by each of the Registered Shareholders of Zhizhe Tianxia on the same day (the "**Power of Attorney**"), whereby the Registered Shareholders appointed Zhizhe Sihai or a director of its offshore holding company or his or her successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the Registered Shareholder himself/herself or another Registered Shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders' meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders' voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the relevant companies registry and exercise voting rights in Zhizhe Tianxia on behalf of the relevant Registered Shareholders. As a result of the Shareholders' Rights Entrustment Agreement and the Powers of Attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The Shareholders' Rights Entrustment Agreement and the Powers of Attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the Relevant Businesses of Zhizhe Tianxia.

The Registered Shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021 (the "**Pinzhi Powers of Attorney**") in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Shareholders' Rights Entrustment Agreement as set out above except that the Pinzhi Power of Attorney shall terminate upon the earlier of (a) the relevant Registered Shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such Power of Attorney by written notice to the relevant Registered Shareholder. The Registered Shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Pinzhi Powers of Attorney.

DIRECTORS' REPORT

Share Pledge Agreement

Zhizhe Tianxia, the Registered Shareholders of Zhizhe Tianxia and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021 (the "**Share Pledge Agreement**"). Under the Share Pledge Agreement, the Registered Shareholders of Zhizhe Tianxia will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, Shareholders' Rights Entrustment Agreement and the Powers of Attorney. The Share Pledge Agreement will not terminate until (i) all obligations of Zhizhe Tianxia and its Registered Shareholders are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia and/or the entire assets of Zhizhe Tianxia pursuant to the Exclusive Option Agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the Share Pledge Agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default (as provided in the Share Pledge Agreement) occur, unless it is successfully resolved to Zhizhe Sihai's satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the Exclusive Business Cooperation Agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. The Registered Shareholders of Zhizhe Tianxia have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Shanghai Pinzhi, the Registered Shareholders of Shanghai Pinzhi and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021 (the "**Pinzhi Share Pledge Agreement**") which shall terminate upon all obligations of Shanghai Pinzhi and its Registered Shareholders under the Pinzhi Exclusive Business Cooperation Agreement, the Pinzhi Exclusive Option Agreement and the Pinzhi Powers of Attorney are satisfied in full. The remaining principal terms of the Pinzhi Share Pledge Agreement are substantially similar to those under the Share Pledge Agreement as set out above. Shanghai Biban, the Registered Shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021, the principal terms of which are substantially the same as those under the Pinzhi Share Pledge Agreement.

On August 8, 2023, Zhizhe Tianxia transferred all of it equity interest in Nanjing Zhihu Technology Co., Ltd. (南京知著科技有限公司) ("**Nanjing Zhizhu**", one of our Consolidated Affiliated Entities) to Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司) ("**Wuhan Xinyue**"), a limited liability company established under the laws of the PRC and owned as to 99% by Mr. Zhou and 1% by Mr. Rongle Zhang (張榮樂). On July 31, 2023, Wuhan Xinyue, Wuhan Bofeng Technology Co., Ltd. (武漢博烽科技有限公司) (our wholly owned subsidiary), Mr. Zhou and Mr. Rongle Zhang entered into a series of contractual arrangements ("**Wuhan Xinyue Contractual Arrangements**"), which are substantially similar to those under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, the Shareholders' Rights Entrustment Agreement and the Share Pledge Agreement set out above. The Wuhan Xinyue Contractual Arrangements were reproduced from our pre-existing Contractual Arrangements under the terms and conditions of the Renewal and Reproduction Waiver, as defined and detailed below.

DIRECTORS' REPORT

In April, 2024, Beijing Radio and Television Station (北京廣播電視台) ("**BRTS**"), an independent third party investor, completed its investment of RMB0.2 million in Zhizhe Tianxia to acquire 1% of Zhizhe Tianxia's enlarged registered capital. BRTS is not a party to the contractual arrangements that are currently in effect among Zhizhe Sihai, Zhizhe Tianxia and Zhizhe Tianxia's other shareholders. As such, following the investment we are able to enjoy 99% of the economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, but we are not able to purchase or have BRTS pledge its 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of voting rights over these 1% equity interests. However, we believe Zhizhe Sihai, our wholly-owned subsidiary, still controls and is the primary beneficiary of Zhizhe Tianxia as it continues to have a controlling financial interest in Zhizhe Tianxia after the investment. BRTS is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Zhizhe Tianxia's three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Zhizhe Tianxia.

Apart from the above, (i) there were no Contractual Arrangements entered into, renewed or reproduced during the Reporting Period, (ii) there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period, and (iii) none of the Contractual Arrangements had been terminated during the Reporting Period as none of the restrictions that led to the adoption of the contracts under the Contractual Arrangements were removed.

Listing Rules Implications and Waivers
For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person," the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiaries, and their directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons". Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of our Company.

In view of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted us, waivers from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.

No change without independent non-executive Directors' approval
Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of our independent non-executive Directors.

DIRECTORS' REPORT

No change without independent Shareholders' approval

Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.

Economic benefits and flexibility

The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group's options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group's right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.

Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group (the "**Renewal and Reproduction Waiver**").

The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

DIRECTORS' REPORT

Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements on an ongoing basis:

- the Contractual Arrangements in place during each financial period will be disclosed in our Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules;

- our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company's annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

- our Company's Auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

- for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of 'connected person', our Consolidated Affiliated Entities will be treated as our Company's subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

- our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group's management and our Company's Auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS' REPORT

Confirmation from Independent Non-executive Directors
The independent non-executive Directors have reviewed the above continuing connected transactions and confirmed that these transactions have been entered into:

• in the ordinary and usual course of business of the Company;

• either on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

• in accordance with relevant agreement governing them on terms that are fair and reasonable and in the interest of the Shareholders as a whole;

• the transactions under the Contractual Arrangement carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements; and

• no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period.

Confirmation from the Company's Independent Auditor
The auditor of the Company has performed the relevant procedures regarding the Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unqualified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the paragraph above in accordance with Rule 14A.56 of the Listing Rules.

The Auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

• nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

• for transactions involving the provision of goods or service by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

• nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

DIRECTORS' REPORT

- with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company; and

- with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities which are not otherwise subsequently assigned or transferred to the Group.

Other than the transactions as disclosed above, none of the related party transactions as disclosed under Note 21 to the Consolidated Financial Statements of this annual report constitute connected transactions or continuing connected transactions that are subject to announcement, circular, shareholders' approval and/or reporting requirements under Chapter 14A of the Listing Rules. Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the continuing connected transactions of the Group during the Reporting Period.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

DIRECTORS' REPORT

The table below sets out the ownership and voting rights held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	19,180,535	4.18%
	Class B Ordinary Shares	17,674,043	38.52%

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, assuming all the issued and outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares, the Company will issue 17,674,043 Class A Ordinary Shares, representing approximately 6.27% of the total number of issued Class A Ordinary Shares.

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased approximately 39,758,632 of ADSs representing a total of 19,879,316 Class A Ordinary Shares (the "**Repurchased Shares**") of the Company on the New York Stock Exchange at an aggregate consideration of US$41,783,921. The repurchase was effected for the enhancement of shareholder value in the long term. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price paid per share Highest	Lowest	Aggregate Consideration
March 2023	420,719 on the New York Stock Exchange	US$2.54	US$2.46	US$1,057,356
April 2023	1,399,731 on the New York Stock Exchange	US$2.40	US$2.08	US$3,196,731
May 2023	1,688,242 on the New York Stock Exchange	US$2.28	US$1.92	US$3,482,970
June 2023	2,983,797 on the New York Stock Exchange	US$2.24	US$1.98	US$6,384,477
July 2023	1,818,825 on the New York Stock Exchange	US$2.40	US$2.12	US$4,140,487
August 2023	2,312,899 on the New York Stock Exchange	US$2.40	US$1.97	US$5,110,313
September 2023	1,258,180 on the New York Stock Exchange	US$2.10	US$1.93	US$2,542,113
October 2023	1,221,033 on the New York Stock Exchange	US$2.04	US$1.88	US$2,471,112
November 2023	3,526,492 on the New York Stock Exchange	US$2.04	US$1.32	US$7,015,356
December 2023	3,249,398 on the New York Stock Exchange	US$2.02	US$1.82	US$6,383,006

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 13,482,680 shares as a result of the cancellation of the Repurchased Shares on January 20, 2023, June 9, 2023, July 28, 2023 and November 17, 2023. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the WVR Beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his 795,047 Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on January 20, 2023, June 9, 2023, July 28, 2023 and November 17, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange or the New York Stock Exchange during the Reporting Period.

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

During the Reporting Period, the five largest customers of the Group accounted for approximately 12.9% of the Group's total revenues while the largest customer of the Group accounted for approximately 3.7% of the Group's total revenues. In addition, for the Reporting Period, the five largest suppliers of the Group accounted for approximately 11.9% of the Group's total purchase amounts while the largest supplier for the Reporting Period, accounted for approximately 3.9% of our total purchase amount.

During the Reporting Period and up to the Latest Practicable Date, none of our Directors, their respective close associates, or any Shareholders of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of our top five customers or top five suppliers, except that a Tencent affiliate is one of the cloud and bandwidth service providers.

DIRECTORS' REPORT

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to Shareholders by reason of their holding of the Company's securities.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in Note 7 to the Consolidated Financial Statements.

None of the Group's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the Reporting Period are set out in Note 15 to the Consolidated Financial Statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

CHANGES TO DIRECTORS' INFORMATION

On February 19, 2024, Mr. Henry Dachuan Sha resigned as an executive Director with immediate effect due to work adjustment.

Biographical details of the Directors and senior management of the Company are set out in the section headed "Directors and Senior Management" of this annual report. Save for the information disclosed in this annual report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2023 Interim Report to the Latest Practicable Date.

DEBENTURE ISSUED

The Company did not issue any debentures during the Reporting Period.

EQUITY-LINKED AGREEMENTS

Saved as disclosed in the section headed "Share Incentive Plans" in this annual report, the Company did not enter into any equity-linked agreement during the Reporting Period.

DIRECTORS' REPORT

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends. With respect to Code Provision F.1.1 of the CG Code, the Company has adopted a dividend policy on payment of dividends. The Company does not have any pre-determined dividend payout ratio. Depending on the financial conditions of the Company and the Group and the conditions and factors as set out in the dividend policy, dividends may be proposed and/or declared by the Board during a financial year and any final dividend for a financial year will be subject to the Shareholders' approval.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by indemnified person, other than by reason of such indemnified person's own dishonesty, willful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Such permitted indemnity provision has been in force during the Reporting Period and up to the Latest Practicable Date. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

DISTRIBUTABLE RESERVE

As of December 31, 2023, the Company did not have any distributable reserves.

LOANS AND BORROWINGS

As of December 31, 2023, the Company did not have any loans or borrowings.

DIRECTORS' SERVICE CONTRACTS

Each of Mr. Zhou, Mr. Dahai Li and Mr. Zhaohui Li has entered into a director agreement with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

Mr. Bing Yu has entered into a director agreement with our Company on March 7, 2023. The term of appointment shall be for an initial term of three years from March 7, 2023 (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

DIRECTORS' REPORT

Each of the independent non-executive Directors entered into an amended and restated director agreement or a director agreement (as applicable) with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors (including the Directors proposed for re-election at the annual general meeting) have a service contract with members of the Group that is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no other transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2023.

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

In compliance with the CG Code, the Company has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and senior management personnel are eligible participants of the 2012 Plan and the 2022 Plan, details of which are set out in the section headed "Share Incentive Plans" in this annual report.

Details of the remuneration of the Directors, senior management personnel and the five highest paid individuals are set out in Notes 26 and 27 to the Consolidated Financial Statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

No contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

DIRECTORS' REPORT

MANAGEMENT CONTRACTS

Save as disclosed in the section headed "Directors' Service Contracts" in this annual report, no contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. There has been no change in auditor in preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

No rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Save as disclosed in this annual report, at no time during the year ended December 31, 2023 was the Company or any of its subsidiaries were a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 to acquire such rights from any other body corporates.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the Reporting Period and as of the Latest Practicable Date, none of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

DONATIONS

During the Reporting Period, the charitable and other donations made by the Group amounted to approximately RMB450,000.

RESULTS

The results of the Group for the year ended December 31, 2023 are set out in the Consolidated Financial Statements in this annual report.

By order of the Board
Yuan Zhou
Chairman

Hong Kong,
April 26, 2024

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Zhou (周源), aged 43, is an executive Director and our Founder, and has served as the Chairman of the Board and the Chief Executive Officer of our Company since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Since January 2024, Mr. Zhou has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限責任公司), a portfolio investee of the Company. Prior to founding our Company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor's degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master's degree in software engineering from Southeast University in China in March 2006.

Mr. Dahai Li (李大海), aged 43, is an executive Director and has served as our Chief Technology Officer since May 2018. Mr. Li served as our senior vice president from December 2015 to April 2018. Mr. Li oversees the technology research and development of our Group. Mr. Li has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限責任公司), a portfolio investee of the Company, since March 2023, and as its chief executive officer since June 2023. Prior to joining us, Mr. Li served in several positions, including the head of search technology, at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor's degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master's degree in mathematics from Peking University in July 2006.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉), aged 48, is a non-executive Director. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a non-executive director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a non-executive director of KE Holdings Inc., a company listed on the NYSE (NYSE: BEKE, HKEX stock code: 2423) since December 2018. Mr. Li served as a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, from December 2013 to August 2022. He served as a director of Fenbi Ltd., a company listed on the Stock Exchange (HKEX stock code: 2469) from December 2020 to March 2023. He also served as a director of Missfresh Limited, a company listed on the Nasdaq (Nasdaq: MF) from June 2017 to November 2021. Mr. Li received a bachelor's degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Mr. Bing Yu (于冰), aged 44, has served as a non-executive Director since March 2023. Mr. Yu joined Kuaishou Technology (HKEX stock code: 1024) in August 2016, and currently serves as its senior vice president, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor's degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master's degree in software engineering from Tsinghua University in June 2006.

Mr. Yu confirms that he (i) has obtained the legal advice referred to under Rule 3.09D of the Listing Rules in March 2023, and (ii) understands his obligations as a director of a listed issuer.

DIRECTORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉), aged 51, has served as our independent Director since March 2021 and has been re-designated as an independent non-executive Director since April 2022. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (Nasdaq: QUNR), including serving as Qunar's president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent non-executive director, chairman of remuneration committee, a member of audit committee and a member of nomination committee of YSB Inc. (HKEX stock code: 9885) since June 2023; an independent director, chairman of the audit committee and a member of the compensation committee of iQIYI Inc. (Nasdaq: IQ) since March 2018; and an independent director, chairman of the audit committee, chairman of the compensation committee and a member of the nominating and corporate governance committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015. From August 2014 to July 2021, Mr. Sun served as an independent non-executive director, chairman of the audit and compliance committee and a member of the nomination committee of CAR Inc. (delisted from the Stock Exchange in July 2021; former HKEX stock code: 0699). From March 2018 to July 2019, Mr. Sun served as an independent director and chairman of the audit committee of Sunlands Technology Group (formerly known as Sunlands Online Education Group; NYSE: STG). From September 2010 to May 2019, Mr. Sun served as an independent director and the chairman of the audit committee of Fang Holdings Limited (formerly known as "SouFun Holdings Limited"; NYSE: SFUN). Mr. Sun accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Sun received a bachelor's degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

Ms. Hong Ni (倪虹), also known as Hope Ni, aged 51, has served as our independent Director since March 2021 and has been re-designated as an independent non-executive Director since April 2022. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, and Digital China Holdings Limited (HKEX stock code: 0861) since September 2010. Ms. Ni has served as an independent director of UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Ms. Ni served as a non-executive director of Ingdan, Inc. (formerly known as Cogobuy Group) (HKEX: 0400) since June 2020, and she served as an executive director of Ingdan, Inc. from March 2015 to June 2020. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch's investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor's degree in applied economics and business management from Cornell University in May 1994.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Derek Chen (with former name Zhiyong Chen), aged 48, has served as our independent non-executive Director since April 2022. Mr. Chen has significant experience in the private equity and fintech industries. He was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX stock code: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master's degree in business administration from Columbia Business School in 2001.

SENIOR MANAGEMENT

Our senior management team comprises of Mr. Zhou, Mr. Dahai Li and Mr. Han Wang. Mr. Zhou and Mr. Dahai Li are executive Directors of the Company. See "－Executive Directors" for biographies of Mr. Zhou and Mr. Dahai Li.

Mr. Han Wang (王晗), aged 33, has served as our Chief Financial Officer with effect from February 19, 2024. Prior to joining the Company, from 2020 to 2023, Mr. Wang was with Access Technology Ventures, a global investment platform under Access Industries, Inc., the private holding company and investment firm founded by businessman and philanthropist Len Blavatnik. Prior to that, he held senior positions at leading investment firms, including at Hillhouse Capital as a vice president between 2018 and 2020, and at Legend Capital as a director from 2015 to 2018. Mr. Wang received a bachelor's degree in communication engineering from Beijing University of Posts and Telecommunications in China in 2012.

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary with effect from December 15, 2021 and has become the company secretary since November 1, 2022. Ms. Lau is a Director of Corporate Services of Tricor Services Limited. Ms. Lau has over 20 years of experience in the corporate secretarial field. Ms. Lau is currently the company secretary of eight listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (HKEX stock code: 2100), Meituan (美团) (HKEX stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (HKEX stock code: 1326), Everest Medicines Limited (雲頂新耀有限公司) (HKEX stock code: 1952), Li Auto Inc. (理想汽車) (HKEX stock code: 2015), KE Holdings Inc. (貝殼控股有限公司) (HKEX stock code: 2423), i-Cable Communications Limited (有線寬頻通訊有限公司) (HKEX stock code: 1097) and RoboSense Technology Co., Ltd. (速騰聚創科技有限公司) (HKEX stock code: 2498). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute. She obtained her bachelor's degree in administrative management from University of South Australia in April 2003.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present to the Shareholders the corporate governance report of the Company for the Reporting Period.

CORPORATE GOVERNANCE CULTURE AND STRATEGY

The Company is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Recognizing the importance of stakeholders at the Board level and throughout the Group, we emphasize the content-centric business model and create values for the stakeholders through sustainable growth and continuous development. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect (認真、專業、友善). Our community culture and strong brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels, including paid membership, marketing services, and vocational training etc. This self-reinforcing cycle has been emerging with our growth and solidifying our leaderships.

The Group will continuously review and adjust, if necessary, its business strategies and keep track of the changing market conditions to ensure prompt and proactive measures will be taken to respond to the changes and meet the market needs to foster the sustainability of the Group.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining and promoting stringent corporate governance standards. The Company's corporate governance practices are based on the principles and code provisions set forth in the CG Code.

Save for code provision C.2.1 of part 2 of the CG Code, the Company has complied with all the code provisions set out in the CG Code contained in Appendix C1 to the Listing Rules during the Reporting Period. Key corporate governance principles and practices of the Company as well as details relating to the foregoing deviation are summarized in the sections below.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE CG CODE

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the CG Code and has complied with all the code provisions of the CG Code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the Latest Practicable Date.

CORPORATE GOVERNANCE REPORT

BOARD COMPOSITION

The Board currently comprises seven members consisting of two executive Directors, two non-executive Directors and three independent non-executive Directors. Below is the compositions of the Board as of the Latest Practicable Date.

Executive Directors

Mr. Zhou, *Chairman and chief executive officer, member of the Compensation Committee and the Nomination Committee*
Mr. Dahai Li, *Chief technology officer*

Non-executive Directors

Mr. Zhaohui Li
Mr. Bing Yu

Independent Non-executive Directors

Mr. Hanhui Sam Sun, *chairman of the Audit Committee and the Compensation Committee, member of the Nomination Committee and the Corporate Governance Committee*
Ms. Hope Ni, *chairwoman of the Nomination Committee, member of the Audit Committee, the Compensation Committee, and the Corporate Governance Committee*
Mr. Derek Chen, *chairman of the Corporate Governance Committee, member of the Audit Committee, and the Nomination Committee*

The biographical information of the Directors are set out in the section headed "Directors and Senior Management" in this annual report.

None of the members of the Board have any financial, business, family or other material/relevant relationships with one another.

CORPORATE GOVERNANCE REPORT

BOARD MEETINGS AND DIRECTORS' ATTENDANCE RECORDS

During the Reporting Period, four board meetings, four Audit Committee meetings, one Compensation Committee meeting, one Nomination Committee Meeting, one Corporate Governance Committee meeting and an annual general meeting were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2024. A summary of the attendance record of the Directors either physically or via video or telephone conference at Board meetings, Board committee meetings and the general meeting are set out in the following table:

	Number of meeting(s) attended/Number of meeting(s) held					
Directors	**Annual General Meeting**	**Board**	**Audit Committee**	**Compensation Committee**	**Nomination Committee**	**Corporate Governance Committee**
Mr. Zhou	1/1	4/4	–	1/1	1/1	–
Mr. Dahai Li	1/1	4/4	–	–	–	–
Mr. Henry Dachuan Sha[1]	1/1	4/4	–	–	–	–
Mr. Zhaohui Li	0/1	4/4	–	–	–	–
Mr. Bing Yu[2]	0/1	4/4	–	–	–	–
Mr. Dingjia Chen[3]	–	–	–	–	–	–
Mr. Hanhui Sam Sun	1/1	4/4	4/4	1/1	1/1	1/1
Ms. Hope Ni	1/1	4/4	4/4	1/1	1/1	1/1
Mr. Derek Chen	1/1	4/4	4/4	–	1/1	1/1

Notes:

(1)   Mr. Henry Dachuan Sha resigned as an executive Director due to work adjustment with effect from February 19, 2024.

(2)   Mr. Bing Yu was appointed as an executive Director with effect from March 7, 2023.

(3)   Mr. Dingjia Chen resigned as a non-executive Director to devote more time to his family and personal commitments with effect from March 7, 2023. During the period from January 1, 2023 up to his resignation date, no board meeting was held.

CORPORATE GOVERNANCE REPORT

Apart from regular Board meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

The Board will meet at least four times a year involving active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

During the Reporting Period, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing one-third of the Board. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

During the Reporting Period, the Company did not receive any notification from any of the independent non-executive Directors about any subsequent change of circumstances which may affect his/her independence. The Company considers all independent non-executive Directors to be independent in accordance with the independence requirements set out in the Listing Rules during the Reporting Period. For the Reporting Period, the Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The non-executive Directors (including independent non-executive Directors) are appointed for a term of three years, subject to renewal after the expiry of the then current term.

Code provision B.2.2 of part 2 of the CG Code stipulates that every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. Each of the Directors is appointed for a specific term of one year and subject always to re-election as and when required under the Code provision B.2.2 of the CG Code and the Articles of Association. Under the Articles of Association, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

The Articles of Association also provides that all Directors appointed to fill a casual vacancy or as an addition to the existing Board shall be subject to re-election by Shareholders at the next following general meeting after appointment. The retiring Directors shall be eligible for re-election.

CORPORATE GOVERNANCE REPORT

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is responsible for the leadership and control of the Company, directing and supervising the Company's affairs and acting in the best interests of the Company and its Shareholders.

The Board directly, and indirectly through its four committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

The Board reserves for its discretion on all major matters relating to policy matters, strategies and budgets, internal control and risk management (including ESG risks), material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company.

Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the chief executive officer and senior management. The delegated functions and responsibilities are periodically reviewed by the Board. Approval has to be obtained from the Board prior to any significant transactions entered into by the aforesaid officers.

Board Independence Evaluation

Code Provision B.1.4 of Part 2 of the CG Code stipulates that the Company should establish mechanism(s) to ensure that independent views and input are available to the Board. The Board has implemented various mechanisms to ensure that independent views are available to the Board, including: (1) having three independent non-executive Directors ("**INEDs**") representing at least one-third of the Board; (2) making independent professional advice available to Directors upon reasonable request under the terms of reference of each of committees of the Company; (3) requirement for each INED to provide written confirmation annually as to the factors affecting their independence provided under the Listing Rules; (4) in considering prospective INEDs candidates, the Nomination Committee assesses independence of the candidate(s) pursuant to the director nomination policy of the Company as well as with reference to relevant guidelines set out in the Listing Rules and other factors, including but not limited to his/ her skills and experience, integrity and character, commitment, diversity and independence; (5) the Nomination Committee shall review the structure, size and composition of the Board regularly in relation to the Company's Board diversity policy and make proposals accordingly.

The Company will conduct a regular review of the implementation and effectiveness of the mechanism.

During the Reporting Period, the Board independence evaluations have been conducted with reference to the measures and procedures in the mechanism and the evaluation results were satisfactory.

CORPORATE GOVERNANCE REPORT

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

The Company attaches great importance to the training and continuous professional development of the Directors. Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules, relevant statutory requirements and the Company's business and governance policies.

During the Reporting Period, the Company also encouraged the Directors to actively participate in training sessions covered a wide range of relevant topics including corporate governance and regulatory updates, and dispatched relevant reading materials including compliance manual, legal and regulatory updates have been provided to the Directors for their reference and studying.

Throughout the Reporting Period and up to the Latest Practicable Date, the existing and former Directors have participated in continuous professional training as follows:

Directors	Type of Continuous Professional Development Training
Mr. Zhou	A&B
Mr. Dahai Li	A&B
Mr. Henry Dachuan Sha	A&B
Mr. Zhaohui Li	A&B
Mr. Bing Yu	A&B
Mr. Hanhui Sam Sun	A&B
Ms. Hope Ni	A&B
Mr. Derek Chen	A&B

Notes:

A.   Attending seminar(s), conference(s), forum(s) and/or training course(s).

B.   Reading materials provided by external parties or by the Company including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements.

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. During the Reporting Period, the Nominating and Corporate Governance Committee of the Company was split into a Nomination Committee and a Corporate Governance Committee with separate functions and responsibilities under separate charters, with effect from May 24, 2023. Each of these committees is established with defined written charters. The charters of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

During the Reporting Period, the Audit Committee held four meetings to review the quarterly financial results, interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditors and engagement of non-audit services and relevant scope of works and, connected transactions and arrangements for employees to raise concerns about possible improprieties.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, and has met with the independent Auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

CORPORATE GOVERNANCE REPORT

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to Director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Mr. Hanhui Sam Sun and Ms. Hope Ni, with Mr. Hanhui Sam Sun as the chairman of the Compensation Committee.

During the Reporting Period, the Compensation Committee met once to consider the relevant matters regarding the remuneration policy and other employee benefit plans; and the remuneration packages of the executive Directors and executive officers of the Company. No grant was made during the Reporting Period which requires review by the Compensation Committee pursuant to Rules 17.03F, 17.06B(7) and (8) of the Listing Rules.

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, pensions and performance bonus. Executive Directors shall receive awards to be granted under the Company's share incentive plans. Individual Directors and senior management have not been involved in deciding their own remuneration.

Pursuant to code provision E.1.5 of the CG Code, the annual remuneration (including share-based compensation) of the members of senior management, including those members of senior management who are also the executive Directors, by band for the year ended December 31, 2023 is set out below:

Annual Remuneration	**Number of individuals**
HK$0 to HK$20,000,000	3
Above HK$20,000,000	0

Further details of the remuneration for the Reporting Period are set out in Note 26 to the consolidated financial statements contained in this annual report.

CORPORATE GOVERNANCE REPORT

Nomination Committee

The Nomination Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code, Rule 8A.27 and Rule 8A.28 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Nomination Committee were, among other things, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and review the structure, size and composition of the Board as a whole and to recommend if necessary.

The Nomination Committee comprises one executive Director and three independent non-executive Directors, being Mr. Zhou, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Ms. Hope Ni being the chairperson of the Nomination Committee.

During the Reporting Period, the Nomination Committee held a meeting to advise the Board with respect to the Board composition, procedures and committees, review the size of the Board and recommend to the Board any appropriate changes, and make recommendations to the Board as to determinations of director independence.

Corporate Governance Committee

The Corporate Governance Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Corporate Governance Committee were, among other things, to develop and recommend to the Board a set of corporate governance guidelines, in respect of its corporate governance functions, and to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and to oversee the environmental, social and governance matters relevant to the Company.

The Corporate Governance Committee comprises three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen, with Mr. Derek Chen being the chairman of the Corporate Governance Committee.

CORPORATE GOVERNANCE REPORT

During the Reporting Period, the Corporate Governance Committee held a meeting. The following is a summary of work performed by the Corporate Governance Committee up to the Latest Practicable Date:

- Reviewed and monitored the management of conflicts of interests between the Group/the Shareholders on one hand and the WVR Beneficiary on the other and made relevant recommendations to the Board to ensure good corporate governance standards and to avoid such potential conflicts of interest.

- Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements and made recommendations to the Board.

- Reviewed the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

- Reviewed the remuneration, the terms of engagement of the Company's compliance advisor.

- Reviewed the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the weighted voting rights structure).

- Reviewed and monitored all risks related to the WVR Structure, including potential connected transactions between the Group/the Shareholders on one hand and the WVR Beneficiary on the other and made relevant recommendations to the Board in this regard.

- Reviewed written confirmation provided by the WVR Beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period.

- Reviewed other matters covered in Rule 8A.30 of the Listing Rules.

- Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

- Developed, reviewed and monitored the code of conduct and compliance manual applicable to employees and Directors.

In particular, the Corporate Governance Committee has confirmed to the Board that (i) the WVR Beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A. 17 and 8A.30(4)-(6) has occurred during the Reporting Period; (iii) the WVR Beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period; (iv) and it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole.

CORPORATE GOVERNANCE REPORT

DIRECTOR NOMINATION POLICY AND PROCEDURES

The Company has adopted a Director nomination policy which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Director nomination policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. According to the director nomination policy, the Nomination Committee shall (i) identify and, if appropriate, interview individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated by the shareholders of the Company or others for directorships; (ii) review the background and qualifications of individuals being considered as director candidates; provided that among the qualifications considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest, and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board; (iii) recommend to the Board the director nominees for election by the shareholders of the Company or appointment by the Board, as the case may be, pursuant to the then effective memorandum and articles of association of the Company, which recommendations shall be consistent with the criteria for selecting directors established by the Board from time to time; and (iv) review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including, but not limited to, an employment change, and to recommend whether or not the director should be re-nominated.

BOARD DIVERSITY POLICY

Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the Board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nomination Committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the Board diversity policy, the Nomination Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

As of the date of this annual report, the Company had a total of seven Directors. There is a diverse mix of gender, educational background and professional experience. The Nomination Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

CORPORATE GOVERNANCE REPORT

GENDER DIVERSITY

The Company values gender diversity across all levels of the Group. The Board currently consists of one female and six male Directors and thus has achieved gender diversity in respect of the Board. The Company targets to maintain at least the current level of female representation in its Board and will take opportunities to increase the proportion of female members on the Board when appropriate. In addition, the Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior management level so that there will be a pipeline of female senior management and potential successors to the Board in due course.

As of December 31, 2023, we had a total of 2,731 full-time employees, of which 1,246 were male and 1,485 were female. The gender ratio in the workforce (including senior management) was approximately 45.6% males to 54.4% females and thus we have achieved gender diversity in the workforce. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Details on the gender ratio of the Group together with relevant data can be found in the section headed "Environmental, Social and Governance Report – 8. Key Performance Indicators" in this annual report.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management (including ESG risks) and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board evaluates and determines the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishes and maintains appropriate and effective risk management and internal control systems. The Company has established the Audit Committee to assists the Board in monitoring the implementation of the risk management policies across the Company on an ongoing basis to ensure that the internal control system is effective in identifying, managing, and mitigating risks involved in the business operations.

In addition to the Audit Committee, the Company also maintain an internal audit department for reviewing the effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members hold regular meetings to discuss any internal control issues that the Company faces and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the Audit Committee to ensure that any major issues identified thus are reported to the Audit Committee on a timely basis. The Audit Committee then discusses the issues and reports to the Board if necessary.

During the Reporting Period, the effectiveness of risk management and internal control systems were reviewed frequently on annual basis. There were no material outstanding issues relating to the risk management and internal control of the Company, and the Board, supported by the Audit Committee and the management, reviewed the management reports and the internal audit reports, and is of the view that such systems are adequate and effective.

CORPORATE GOVERNANCE REPORT

Risk Management

The Company has adopted and implemented comprehensive risk management policies in various aspects of the business operations such as financial reporting, information system, internal control, human resources, and investment management.

- **Financial Reporting Risk Management:** The Company has in place a set of accounting policies in connection with the financial reporting risk management, such as financial report management policies, treasury management policies, and reimbursement management policies. The Company has various procedures in place to implement accounting policies, and the financial department reviews the management accounts based on such procedures.

- **Information System Risk Management:** The Company has implemented relevant internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided. During the Reporting Period and up to the Latest Practicable Date, the Company did not experience any material information leakage or loss of user data. The Company has provided regular trainings to our information technology team and discussed any issues or necessary updates.

- **Human Resources Risk Management:** The Company has provided regular and specialized training tailored to the needs of its employees in different departments. Through these trainings, the Company ensure that the staff's skill sets remain up-to-date and enable them to discover and meet its customers' needs. The Company has in place an employee handbook approved by the management and distributed to all the employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

Internal Control

The Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of the quality management system. The Company has engaged an internal control consultant to review the effectiveness of our internal controls associated with its business processes, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The internal control review covered areas such as entity-level controls, revenue and receivables, procurement to pay, treasury management, human resources, financial reporting, tax management, information technology, cost/expense management, continuing connected transactions, etc.

CORPORATE GOVERNANCE REPORT

To identify and remove the inappropriate or illegal content and advertisements that may be posted in Zhihu community, the Company has also taken internal control measures, including a community management team dedicated to identifying such content and advertisements and preventing them from being uploaded and AI-powered proprietary systems such as content filtering system and monitoring and anti-spamming systems. The algorithm-driven system leverages our years of experience in content operations and insights on users and content to identify inappropriate or illegal content based on various factors, including unfriendly or biased expression or irregular user activities implied through key words, underlying meanings, and context. Such identified content may be automatically deleted, blocked for viewing, or sent to our community management team for further review. Users that constantly post inappropriate or illegal content and advertisements may be banned to post any content on Zhihu for up to 15 days or, in severe circumstances, may have their accounts completely blocked. Users may report any inappropriate or illegal content and advertisements found on Zhihu through the mobile app. The Company has a dedicated community management team that reviews and handles such complaints. In addition, where advertisers are required to obtain government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, the Company takes steps to check or verify that the advertisers have fulfilled the requisite government requirements.

Whistleblowing and Anti-Corruption Policies

The Company strictly complies with the policies and regulations to prevent corruption, and encourages employees to report corruption, bribery, fraud, and unethical behaviors. The Company will also include anti-corruption policy advocacy in daily staff training.

A whistleblowing policy is in place to create a system for the employees and business partners to raise concerns, in confidence and anonymity, to the Audit Committee and the Board about possible improprieties relating to the Group. The identity of the whistleblower will be treated with the strictest confidence. The Company has also established an anti-corruption policy and system to promote and support anti-corruption laws and regulations. The anti-corruption policy sets out the basic standard of conduct which applies to all directors and employees of the Company. It also provides guidance on accepting advantages and handling conflicts of interest.

Policy and Procedures for Handling and Dissemination of Inside Information

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the relevant policy relating to inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

CORPORATE GOVERNANCE REPORT

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the Reporting Period.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the independent Auditor of the Company about the directors' reporting responsibilities on the consolidated financial statements is set out in the Independent Auditor's Report on pages 126 to 135 in this annual report.

AUDITOR'S REMUNERATION

The remuneration for the audit services and all other services provided by the Auditor to the Company for the year ended December 31, 2023 was approximately as follows:

Service Category	Amount
	(RMB in thousand)
Audit and Non-audit Services	
– Audit Fees	12,500
– All Other Fees	354
Total	12,854

Notes:

(1) "Audit fees" represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information.

(2) "All other fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under "Audit fees."

CORPORATE GOVERNANCE REPORT

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary (together with Mr. Peng Qi, who resigned on November 1, 2022) with effect from December 15, 2021 and has become the company secretary of the Company since November 1, 2022. Ms. Lau has over 20 years of experience in the corporate secretarial field and is a director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau possesses the professional qualifications as stipulated in Rule 3.28 of the Listing Rules.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters. Mr. Han Wang, the chief financial officer of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Yee Wa Lau on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, Ms. Lau has taken not less than 15 hours of relevant professional trainings in compliance with Rule 3.29 of the Listing Rules.

COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company communicates with the Shareholders and/or potential investors mainly in the following ways: (i) the holding of annual general meeting and extraordinary general meetings, if any, which may be convened for specific purposes which provide opportunities for the Shareholders to communicate directly to the Board; (ii) the publication of announcements, annual reports, interim reports and/or circulars as required under the Listing Rules and press release providing updated information of the Group; (iii) the availability of latest information of the Group on the Company's website at https://ir.zhihu.com/; (iv) the holding of press conference(s) from time to time; and (v) meeting with investors and analysts on a regular basis and participate investor road show and sector conference.

The Board believes that the Shareholders' communication policy of the Company was well implemented and effective during the Reporting Period.

CORPORATE GOVERNANCE REPORT

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS

Pursuant to the Articles of Association, the Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders' requisition forthwith proceed to convene an extraordinary general meeting of the Company. Extraordinary general meetings shall also be convened on the requisition of one or more shareholder(s) holding not less than one-tenth of the paid up capital of the Company which carry the right of voting at general meetings of the Company that, as at the date of deposit of the requisition carry the right of voting at general meetings, and such shareholder(s) may also add resolutions to the agenda of any general meeting of the Company. Any such requisition shall express the object of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists, and shall be deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

An extraordinary general meeting shall be called by not less than 14 days' notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is agreed by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

There is no provision allowing the Shareholders to propose new resolutions at general meetings under the Companies Act (As Revised) of the Cayman Islands or the Articles of Association. Shareholders who wish to propose a resolution may request the Company to convene a general meeting following the procedures set out in the preceding paragraph.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries as mentioned above to the following:

Address: No. 18 Xueqing Road, Haidian District, Beijing, the People's Republic of China
Email: ir@zhihu.com

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy of the Company (the "**Shareholders' Communication Policy**"). The policy aims to set out the provisions with the objective of ensuring that the Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are provided with ready, equal and timely access to material information about the Company, in order to enable Shareholders to exercise their rights in an informed manner, and to allow Shareholders and the investment community to engage actively with the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

The Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a) *Shareholders' enquiries*

Shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, via Online Feedback, a web-based enquiry form (https://www.computershare.com/hk/en/online_feedback) or calling its hotline at +852 2862 8555, or going in person to its public counter at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

CORPORATE GOVERNANCE REPORT

(b)   *Corporate Communication*

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the Auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) the quarterly report; (d) a notice of meeting; (e) a listing document; (f) a circular; and (g) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules. Shareholders and non-registered holders of the Company's securities shall have the right to choose the language (either English or Chinese) or means of receipt of the Corporate Communication (in printed form or through electronic means).

(c)   *Corporate Website*

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (https://ir.zhihu.com). Other corporate information about the Company's business developments, goals and strategies, corporate governance and risk management will also be available on the Company's website. All announcements and Corporate Communications shall be maintained on the Company's website for at least five years from the date of publication.

(d)   *Shareholders' Meetings*

Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Appropriate arrangements for the annual general meetings shall be in place to encourage and facilitate Shareholders' participation. The process of the Company's general meeting will be monitored and reviewed on a regular basis, and, if necessary, changes will be made to ensure that Shareholders' needs are best served. Board members, in particular, the chairman of the Board, the chairman of Board Committees or their delegates and external auditor should attend annual general meetings to answer Shareholders' questions.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

There was no significant change in the memorandum and Articles of Association of the Company during the Reporting Period.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

ABOUT THIS REPORT

- ### Report Overview

  This is the 2023 Environmental, Social and Governance (ESG) Report of Zhihu. We hope that this report can convey our concepts and management practices in ESG and promote the understanding and communication among the stakeholders of the Company.

- ### Reporting Scope

  Unless otherwise specified, this report covers the information and data of Zhihu and its subsidiaries from January 1, 2023 to December 31, 2023.

- ### Reporting Principles

  The report is issued pursuant to Appendix C2 *Environmental, Social and Governance Reporting Guide* (the ESG Reporting Guide) as set out in the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*. This report is in compliance with the "comply or explain" provisions set out in the *ESG Reporting Guide*, and is prepared following the reporting principles of materiality, quantitative, balance, and consistency, in a bid to fully reflect the Company's ESG management and performance during the year under review.

  "Materiality": This report has comprehensively identified key stakeholders and ESG issues of their concern, and made disclosures according to the relative importance thereof. The reporting is based on the results of the materiality assessment, which is described in more detail in the subsequent sections titled "Stakeholder Engagement" and "Material Issue Analysis."

  "Quantitative": This report presents key performance indicators (KPIs) in respect of ESG in quantitative terms. The measurement criteria, methodology, assumptions and/or calculation tools for KPIs, as well as the sources of the conversion factors used, have been described where appropriate.

  "Balance": This report objectively discloses both positive and negative information to present the Company's ESG performance during the Reporting Period in an unbiased way.

  "Consistency": Unless otherwise indicated, the statistical methods used in this report are consistent with those used in the previous years.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Contact Us**

  We attach great importance to the views of our stakeholders. This report is available in both English and Chinese for readers' reference. You may also obtain its electronic version on the Company's website https://ir.zhihu.com or the website of the Stock Exchange. For any comments or suggestions regarding our ESG management, please contact us via e-mail. We look forward to your valuable input.

  E-mail: ir@zhihu.com
  Tel: 86-10-6508-0677

STATEMENT FROM THE BOARD

The Board supervises and manages ESG affairs within the Company, embodying a steadfast commitment to the establishment of a robust ESG governance framework. To this end, the Board has instituted the Corporate Governance Committee alongside the ESG Working Group. These entities are charged with the orchestration and enhancement of ESG initiatives throughout the Company's diverse business units, ensuring the seamless integration of these practices into everyday operations.

We value the expectations and demands of our stakeholders, ensuring active communication. By aligning with the external macro environment and our strategic goals, we assess and ascertain risks and opportunities within the environmental, social, and governance realms. We systematically sort, identify, prioritize, and manage critical ESG issues, and conduct regular reviews of our annual ESG management objectives. Moreover, the implementation of our ESG initiatives is guided and supported by the Corporate Governance Committee, ensuring effective execution.

The Board reviewed the summary of Zhihu's environmental, social and governance report in March 2024.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

RESPONSIBLE ESG MANAGEMENT

Zhihu spares consistent efforts to improve its ESG governance structure and system, reinforce its ESG governance, and integrate ESG concepts into its overall corporate strategy and daily operations, so as to enhance the Company's ESG management and sustainability across the Board.

ESG GOVERNANCE STRUCTURE

Committed to ESG governance, Zhihu has bolstered its capabilities by implementing a three-tier ESG governance structure that consists of the Board of Directors, the Corporate Governance Committee and the ESG Working Group. This structure is complemented by a standardized mechanism for ESG management and accountability, ensuring continuous enhancement of our ESG governance proficiency.



Decision-Making Level

The Board of Directors, as the highest ESG supervising and decision-making entity of the Company, takes the ultimate responsibility for fulfilling ESG strategic objectives and evaluates the Company's ESG performance on a regular basis.

Management Level

The Corporate Governance Committee is responsible for establishing the Company's ESG action plans and objectives, coordinating resources to facilitate ESG work, and guiding and supporting ESG efforts.

Execution Level

The ESG Working Group, as the executive department, takes charge of promoting ESG practices, managing ESG matters, and including sustainable development into the Company's daily operations.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

COMMUNICATION WITH STAKEHOLDERS

Zhihu pays full attention to the concerns and expectations of various stakeholders, continually improves its communication mechanism and channels, and responds to all stakeholders' concerns and expectations through proactive communication.

Key stakeholders	Concerns and expectations	Key communication channels and responses
Government and regulators	Compliance with laws and regulations Healthy competition in the industry Emphasis on environmental protection and information security	Compliance with the code of business conduct Optimizing internal control and compliance management Enhancing anti-corruption management Promoting environmental concepts
Shareholders and investors	Timely and accurate disclosure Sustained and robust business development Corporate governance and risk management	Reporting on a regularly basis Holding the general meeting of stockholders Setting up the investor relation website Communicating with investors via email and conferences Improving internal audit and internal control capabilities
Users	Premium products and services Data and information security Privacy protection Intellectual property protection	Providing platform services, feedback and communication Interactions on social media Optimizing product experience and service technology Standard copyright protection and information security management
Employees	Employee rights and benefits Employee training and development Employee health and safety Equality and diversity	Carrying out abundant team building and employee care activities Establishing of an online employee communication platform Setting up regular employee training Strengthening occupational health and safety management
Suppliers and partners	Steady and efficient supply Long-term, win-win cooperation Fair competition	Implementing high-standard supplier management regulations Establishing the supplier performance management system Launching a well-established, efficient procurement system
Communities and non-governmental organizations	Corporate social responsibility Community security Promotion of economic and social development Industrial collaboration and empowerment	Collaborating on public service programs Contributing to inclusive and equitable education and rural revitalization Supporting community construction and cybersecurity publicity Fostering functional innovations in technological and teaching products

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

MATERIAL ISSUE ANALYSIS

In order to identify the material ESG concerns in a more scientific and accurate manner and respond to internal and external changes proactively, Zhihu gathered, analyzed and prioritized its issues with materiality during the Reporting Period with reference to globally recognized ESG reporting standards, domestic and international policies, and industry best practices. Specific steps to prioritize ESG issues and the ESG materiality matrix are presented below:


Learn about the background of the reporting organization
01
Identify actual and potential influence
02
Assess the degree of influence
03
Prioritize the issues with the greatest importance
04

Upon communication with key stakeholders, the Company has selected 4 environmental issues, 14 social topics, and 4 governance topics, totaling 22 material ESG issues, and sorted them by importance.


Social
Governance
Environmental
High
User Experience and Services
Information Security and Privacy Protection
High-Quality Community Atmosphere
Compliance and Risk Control
Intellectual Property Protection
Employee Safety and Health
Teens Protection
Responsible Marketing
Employee Rights and Benefits
Employee Diversity and Equality
Talent Development
User Health and Safety
Emissions Management
Product and Technology Innovation
Anti-Corruption and Business Ethics
Energy and Resource Management
Addressing Climate Change
Suppliers management
Green Operations
Engagement in Social Welfare
Corporate ESG Governance
Rural Revitalization
Middle
High
Importance to external stakeholders
Importance to the Company's sustainable development

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1. A VIBRANT SPACE BUILT ON ROBUST GOVERNANCE

Zhihu is committed to providing users with better products and platform services. We improve the experience of users and content creators and foster a vibrant and flourishing community ecosystem through initiatives which includes creating a healthy atmosphere within the community, encouraging content innovation, and upgrading technology infrastructure. Through our efforts to enhance advertising compliance and assume platform responsibility, we strive to build a dynamic and interactive online community with high quality discussions.

1.1. Healthy Community Environment with High-quality Contents

As a high-quality online Q&A platform where users and content creators gather, Zhihu always believes that a high-quality content ecosystem lies at the heart of the Company. Through standardizing community governance, the Company encourages the "high-quality" and "fulfilling" content creation, and guides users and content creators to build a healthy community environment. We advocate for discussions on the basis of mutual respect, openness and inclusivity, to foster the community culture of "sincerity", "expertise" and "respect", and elevate the content community to the next level.

Optimizing community governance for a clean environment

Zhihu enforces compliance auditing and management of information published by users and user behavior under the *Community Guidelines of Zhihu*, the *Zhihu Agreement* and other community regulations in strict compliance with laws and regulations such as the *Cybersecurity Law of the People's Republic of China*, the *Anti-Telecommunications Network Fraud Law of the People' Republic of China*, the *Administrative Measures on Internet Information Services*, the *Provisions on the Governance of the Online Information Content Ecosystem*, the *Provisions on the Management of Internet User Accounts' Information*, and the P*rovisions on the Management of Network Audio and Video Information Services*. The Company regularly updates and maintains its community management regulations, and endeavors to establish a complete community lifecycle management system with more transparent and explicit provisions. In 2023, Zhihu amended its regulations to comprehensively prevent illegal information and behavior and to pave the way for a high-quality, compliant community.

Along with continued efforts to innovate technical means and optimize assessment strategies, the Company has also set up a professional community management team and developed scientific content assessment algorithms. Through both manual and system monitoring model, we ensure that illegal content is promptly found and removed, contributing to a healthy and safe community for users.

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- **Transparent feedback mechanisms**

  As a good community requires proactive user feedback, we have set up online feedback channels such as "Zhihu Bulter" to guarantee that user feedback is addressed in a timely manner. "Zhihu Bulter", as a spokesperson for users and a mediator in the community committee, closely connects Zhihu with users and helps establish a healthy and orderly community. In 2023, we refined our mechanism for handling complaints about malicious information, which closed the communication loop of "online acceptance – manual judgment – layered disposal – reply to users." Now Zhihu users are allowed to file complaints and give feedback on community content through various channels, thus playing a positive role in optimizing the community ecosystem.

- **User engagement in community governance**

  Well aware that active user participation is the cornerstone for a sound community ecosystem, we provide users with the opportunity to participate in community content governance, encourage shared governance by the platform and users, and maximize users' engagement and ownership in managing community affairs. Users can not only initiate and participate in a dispute review procedure, but also act as "jurors" in the resolution of community disputes. Moreover, we welcome users to take part in constructive discussions and other activities that benefit the community, bringing diversified vitality into our superior content ecosystem.

Strengthening content review to ensure content quality

Zhihu regards good content as the source of the community's sustainable development. We continuously optimize our content review mechanisms and eliminate inaccurate information, online violence and online fraud to guarantee content quality. Model recognition, manual inspection, complaint handling, and public opinion monitoring, which are based on image, text and video detection technologies, are leveraged to audit and govern diverse content scenarios. "Wally Bodyguard", as a 24/7 online AI community management robot, monitors and removes spam in real time, reduces undesirable information, and offers complete user protection. Our anti-spam robot Wukong detects and intercepts spam, unlawful content and false information in real time, combats false traffic, and improves user access to useful information. By doing so, it helps the community establish a fair order and embrace benign development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Case: "Wally Bodyguard" upgraded for better handling of unwanted information

In January 2023, Zhihu announced the comprehensive upgrade of its algorithm-driven community governance function "Wally Bodyguard". With this upgrade, "Wally Bodyguard" is enabled to actively identify false content in addition to providing more precise and thorough coverage, detection and processing of illegal content in comment sections, private messages and other scenarios. It can also notify users of potential risks to help the community lessen and prevent fraud and speech attacks on users. "Wally Bodyguard"'s real-time blocking and processing efficiency of malicious information increased by 260% and the number of user complaints over fraudulent content across the platform decreased by 95% after the upgrade.

Case: Zhihu uses combined approaches to ensure strict control of content quality

- **Control of inaccurate information:** To prevent online rumors, we have introduced a tool called "Content Source," which requires authors to indicate the source of information, the time and location of the event, and other details when posting content. This helps to increase the trustworthiness of the content. Also, Zhihu has created an official account dedicated to dispelling rumors, which works with other online rumor refuting platforms to promptly disseminate credible information from government agencies and recognize and flag rumors and false information. The purpose is to help readers determine the authenticity and timeliness of content and provide a reliable and trustworthy reading experience.

- **Prevention of online violence:** Zhihu has provided a number of functions to protect against online violence, including "One Click Protection". Real-time interception, information blocking, risk alerting, complaint submission and other methods are used to strengthen proactive security in private messaging and other scenarios and maximize the protection of users from undesirable information. In 2023, the Company introduced a new channel for handling "Cyberviolence" cases to provide users with timely support. Also, we released the *Anti-Cyberviolence Guideline* and made public the outcomes of our campaign against online violence, as a way of encouraging civilized and friendly speech and providing a healthy and safe online environment for each and every user.

- **Monitoring of cyber fraud:** For the personal and property safety of users susceptible to cyber fraud, the Company has introduced a real-time monitoring and altering procedure that spans the entire process of user registration, login, search, conversation, and content release. This procedure is intended to continuously increase users' awareness of anti-fraud. As required by the *Anti-Telecommunications Network Fraud Law of the People' Republic of China*, in 2023 we created an official anti-fraud account and introduced a cyber fraud complaint and feedback channel to provide timely assistance in addressing various fraud-related challenges for users.

For physical products, Zhihu has established a traceability and recall mechanism to ensure that there is a reliable way of tracing non-conforming products. The Company had no products recalled for safety or health reasons during the Reporting Period.

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1.2. **Vibrant Community with Diversified Innovation**

Diversified creations are essential to building a "fulfilling" content ecosystem. Harnessing innovation in content, technology and business, Zhihu constantly enhances the experience of creators and users and fosters the sustainable and high-quality growth of the content ecosystem.

Encouraging diverse content for better shared value

Committed to fostering a diverse array of high-quality content, Zhihu constantly broadens the scope of content and optimize its composition and form to meet various needs from our users. We initiate abundant thematic activities on popular topics across different disciplines to further the depth, breadth and diversity of content.

Ongoing efforts are made to penetrate verticals, encourage more specialized content creation by professional users, and stimulate innovations in content and discipline. We have launched diversified content scenarios such as "Firsthand Answer," "Zhihu Roundtable" and "Insight & Dialogue," where answerers, industry professionals, top experts and celebrities are invited for dialogues and sharing on a wide range of topics such as science and technology, employment, and entertainment, presenting keen insights in the community brainstorm. And to meet users' demand for fragmented reading, we have upgraded our short-form content creation tools and optimized the operation of "fulfilling" content using technological innovation. We also introduced the Yanyan Story APP in May 2023, with the goal of giving users a concentrated, immersive experience when reading short stories and keeping them supplied with "high-quality, "fulfilling" content.

In addition, we continue to incentivize content creation through a diversity of events, including the "Content Creation Challenge," a low-threshold creation activity covering all categories. It is designed to foster a culture of constant creation among users, promote their production and engagement, and increase the volume of ideas and answers generated and exchanged. With eighteen sessions organized by the end of 2023, it has been the longest-running event across the platform. Users are rewarded in different amounts depending on their creation behavior. The "Interesting Comment Challenge" is intended to inspire users to post friendly and useful comments and repost them to the Ideas section, fostering a friendly and engaging community atmosphere. "Zhihu 2023" is an online campaign of "My Annual Ideas" launched by Zhihu at the end of 2023. It uses a low threshold and short content to guide users to review and share their work, study and life over the past year, while writing down their hopes and dreams for the new year.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Inspiring original creators for innovation and growth

We firmly believe that content creators are the primary source of quality content, and that training, support and incentives for content creators are key to content innovation. We consistently optimize our creator service system, committed to providing creators with better services, so that they can showcase their skills, obtain assistance for growth, economic returns and a sense of fulfillment, and stimulate their creation through the platform.

Zhihu attaches great importance to developing content creators, igniting users' creative potential, and promoting their conversion into content creators. On the one hand, using artificial intelligence technology for content management, we identify users who have created content or shown interest in related areas and precisely send them questions to stimulate their creation desire. On the other hand, we keep providing support and instructions to content creators and optimizing the Creation Center and the Creators Academy and launched "Haiyan Plan 5.0", which offers a full suite of services for creators, including content operation support, creation rights protection and a creation training system, so as to make users more confident and motivated to create continually and generate more exceptional and diversified content.

> **Case: "Haiyan Plan 5.0" helps creators make money via a variety of channels**
>
> "Haiyan Plan" is Zhihu's long-term support program for content creators. Built on a creation system, traffic and income, it aims to incentivize in-depth content creation in vertical fields. Participating users can benefit from traffic support, accelerated realization via the "Cheese Platform" and increased followers and interactions, among others. The upgraded program targets professional creators, or those who have expertise in a certain field. Through a variety of channels, it helps professional creators make money, while constantly encouraging professional discussions.

- **Content operation support:** With "Zhihu Creation Center", which provides an array of content creation management tools, including those for content and follower analysis, creators may effectively create and operate their content while analyzing data on readership, interaction and so on.

- **Creation rights protection:** Creation rights are based on the Creation Score system[1]. Zhihu divides creators into several levels according to their Creation Score, with appropriate creation rights granted upon completion of each level.

- **Creation training system:** The creation training system includes the Creators Academy and the Creation Training Camp. Through teaching courses, traffic support and community coaching, Zhihu helps content creators learn how to produce content, operate accounts and make money, choose suitable vertical fields and improve content quality.

---

[1]   The Creation Score is a score calculated based on a combination of parameters, including the quality of the content created, its impact, and the interaction with followers.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Case: Tiered, refined training strategy for creators

The Creation Training Camp is a refined training strategy designed for creators of varying levels. Through a closed loop of incubation from introductory to advanced training and finally graduation, it offers general and specialized courses encompassing more than ten verticals to train content creators from zero. Since January 2023 when the Camp went fully live, over 600,000 users have signed up and more than 450,000 creators have taken the training.

To provide financial incentives for content creators, Zhihu has developed a revenue model that consists of the "Zhizhi Plan," the "Cheese Platform" and the "Yan Selection Collaboration." It offers multiple revenue-generating channels to assist different types of content creators in earning money. Creators may directly receive earnings through the "Cheese Platform" and the "Yan Selection Collaboration," or apply to the "Zhizhi Plan" to get financial rewards.

"Zhizhi Plan" is an ongoing incentive program launched to encourage creators to enhance their expertise in vertical fields. It incentivizes creators who make consistent and insightful sharing in their areas of expertise through a fund of hundreds of millions of RMB and targeted, personalized tasks. As of December 2023, the program had inspired more than 22,000 creators in total.

Case: Beacon Prize for specialized creators in vertical disciplines

The Beacon Prize is a top creation incentive program for exceptional creators under the "Zhizhi Plan." It awards iconic creators with expertise in vertical disciplines who produce content with broad social value and influence, in order to communicate our community values of "tribute to knowledge, tribute to creation." In April 2023, Zhihu announced the ten winning projects of the first Beacon Prize, covering subjects like science, the humanities, and community spirits, with an incentive of up to RMB1 million per project.

Besides financial incentives, Zhihu also grants content creators honor and a sense of community attachment. We have established an honor system comprised of "Rising Answerers" "Outstanding Answerers", and "Lists of Top Answerers". Top-notch creators, excellent creators, and emerging creators in each profession are selected on an annual, quarterly, and monthly basis, respectively. The honor system is expected to attract consumers to find and follow content creators, while helping creators improve their interactions and inspiring their creation and led to a spike in the number of creations in 2023. In particular, the number of creations by "excellent answerers" increased by nearly 60% at most.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

In the meantime, Zhihu organizes a wide range of events to increase the visibility of content creators. We invite leading creators across all fields to the Roundtable, the Xinzhi Youth Conference and many other events. In July 2023, Zhihu hosted the Xinzhi Youth Conference, an annual award ceremony for remarkable answerers, in Beijing and Xinzhi answerers for 2022, among other guests, were present. The content creators who had been dedicated to share their knowledge, experience and insights were awarded on the occasion. These events have not only enhanced the involvement of content creators, but also strengthened the bond between content creators and users, inspiring more users to take part in creation.

Exploring technological innovations for a more intelligent community
Seeing technological development as the foundation of services, Zhihu continues to provide users with more intelligent, efficient and reliable services through the innovative application of technology. We are firmly convinced that artificial intelligence (AI) augments human capabilities, and that it can act as a technological driver that helps us serve our users and the broader community.

Leveraging its unique advantages as a community, Zhihu has started developing large language models, hoping to become a developer of new productivity and a creator of new scenarios in the AI age. In April 2023, we unveiled our first Chinese large language model with hundred billion parameters, "Zhihaitu AI," aiming to create an intelligent community that empowers human beings. Then the Company accelerated the model's application and launched a new feature called "Intelligent Title" in November 2023, which aids in the prompt generation of titles during the editing process of "Ideas" and comprehensively improves the precision of content distribution. Furthermore, human-computer co-creativity helps creators better unleash their creativity and improve the efficiency and quality of content creation, enabling a greater number of users to get assistance and broaden their horizons.

In addition, we have been utilizing AI technology in paid membership, vocational training and other scenarios. Our vocational training business has innovated the functions of its intelligent teaching products such as "AI-Driven Essay Review and Correction," "Intelligent Assignment Correction,", and "AI Teaching Pilot." By means of persistent endeavors to expedite AI application in various scenarios within Zhihu's ecosystem, we strive to improve the efficiency of the search function and empower content creation to expand our content library. With AI-based large models inspiring the vision for content innovation, we will insist on technology development and product innovation in order to help users find the content they need more efficiently, improve reading efficiency in more enjoyable ways, and assist content creators in generating better content. By expanding human capabilities and pushing community boundaries through technology, we hope the Zhihu platform to show new brilliance and vitality.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.3. **Upgrading Advertising Review Mechanism for Better Business Operations**

Zhihu commits itself to a healthy business ecosystem. We engage in responsible marketing and build consumer trust through measures such as stringent advertising censorship mechanisms and compliance management. While abiding by the *Advertisement Law of the People's Republic of China*, the *Administrative Measures for Internet Advertising* and other laws and regulations, we have established advertising clearance criteria and review procedures that are stricter than industry standards. We stick to rigorous evaluation, review and management across the three stages of client registration, material gathering and advertising to maintain a healthy and sustainable business ecosystem for the community.

- **Client account registration stage:** We require clients to present their business licenses and qualifications in accordance with laws, regulations and administrative rules. Clients in varied industries are subject to specific industrial regulations and distinct assessments and access mechanisms. Brands and products that compromise national dignity and sovereignty interests, threaten social security, are prohibited by law, impede the growth of minors, and have negative social impacts are strictly prohibited to safeguard the healthy business ecosystem as well as the rights and interests of users.

- **Material collection stage:** We strictly fulfill our obligation of censoring advertisements by mandating all clients to provide legal and compliant advertising materials, their qualification documents and proof of the truthfulness and effectiveness of the advertising content. And all advertisements are archived for subsequent review.

- **Advertising release stage:** A combination of manual and technological inspections is used to guarantee proper advertising activities. Our professionally trained manual inspection team is responsible for inspecting the advertisement placement process, retaining historical advertisements, and performing regular online examination to ensure that the advertising materials are lawful and compliant. Depending on the severity of the violation, we may take a variety of punitive actions in response to a user's complaint of undesirable advertising content, including instant rejection of the material, notification of the violation, blocking of the client account, and cooperation prohibition. In addition, user complaints made via the mobile APP about inappropriate or illegal advertisements found on the platform are handled by our community management team. We have also developed AI-powered, proprietary technology solutions such as content filtering systems and anti-spam systems.

As part of our ongoing efforts to optimize the community ecosystem, we continue to improve our advertisement review mechanisms. In 2023, we published monthly analysis reports about client account registration and material examination and rejection as well as rule amendments on the Zhihu Marketing Platform, so that our clients could keep updated with the latest audit rules and make adjustments accordingly.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.4.   **Protecting Intellectual Property to Stimulate Creative Vitality**

Zhihu is a platform for information access, sharing and dissemination that prioritizes the protection of intellectual property rights as a fundamental tenet of its operations. Concrete efforts are made to safeguard the fruits of innovation. We comply with the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*, among other laws and regulations, with our measures for intellectual property protection and related users' code of conduct set out in the *Zhihu Agreement* and the *Community Guidelines of Zhihu*. Also, we have established regulations such as the *Instructions for Trademark Application* and the *Regulations on Intellectual Property Management* to regulate the management of intellectual property rights and to encourage employees and creators to stay active in creation.

For the compliance of internal intellectual property rights, Zhihu has constructed a four-tier management procedure and appointed specialists to manage intellectual property matters at different levels. Through active registration, filing and application, we prevent the squatting of trademarks, patents and other intellectual property rights. Meanwhile, Zhihu has commissioned an agency for "dynamic monitoring of trademark infringement," and cracks down on infringements upon comprehensive judgment.

- **Employee training on intellectual property**

    To raise employees' awareness of intellectual property protection, we deliver themed training that helps them understand the importance of intellectual property and ways to protect. In 2023, Zhihu organized trainings on the copyright law and trademark law to expound on copyright laws and regulations, copyright protection, risk prevention and rights protection, basic principles and content of trademark review, trademark management, maintenance and standardized use,. Long-term consulting services are also made available for users. Championing an environment that inspires innovation, we encourage employees to involve in research and development and apply for patents. A patent incentive policy is in place to reward employees who have made outstanding contributions to R&D and innovation.

- **Creators' copyright protection**

    Regarding content creators as the community's lifeblood, Zhihu has taken a number of measures to safeguard their copyrights. Apart from an anti-piracy team, we also have our own anti-piracy system, which offers a wide range of functions such as anti-crawler, content monitoring, and creators' rights protection. Coupled with protective measures powered by products, technologies, and laws, we enable platform-wide piracy prevention and content protection.

    To better defend the legitimate rights and interests of users, Zhihu has set up the Yan Selection Member Plagiarism Reporting Platform. It allows creators to file complaints against plagiarism while encouraging creators and users to provide clues of off-site piracy or on-site plagiarism. A public guideline for reporting infringements has also been compiled to help users protect their intellectual property rights.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Case: Truth Protector campaign

Zhihu has initiated the Truth Protector campaign to intensify the fight against piracy and protect the legitimate rights and interests of content creators and member users. The campaign collects reports on suspected piracy from users and readers and executes targeted crackdowns. So far, it has eliminated hundreds of incompliant communities. The Truth Protector campaign allows Zhihu to collaborate with users in the fight against piracy and infringement, uphold the healthy and orderly development of the content ecosystem, and properly safeguard the interests of both creators and the platform.

Case: Resolute fight against piracy at Zhihu

As a platform that aggregates a large number of premium, paid articles, Zhihu has long been engaged in the resolute fight against piracy. It has continued to increase its investment in the protection of paid content in response to the Sword Net 2023 special action against online copyright infringement and piracy, which was jointly launched by the National Copyright Administration and other departments in August 2023. By means of proactive collaboration with regulatory authorities, we have secured a phased victory in the anti-piracy operation.

1.5. **Robust Supply Chain Management to Ensure Procurement Compliance**

Zhihu is committed to mutually beneficial and win-win partnerships with suppliers. While optimizing supply chain management, we incorporate ESG concepts into the registration, approval and performance evaluation of suppliers. Through responsible sourcing and ongoing supervision, we ensure compliance in supply chain management and seek to build a responsible ecosystem together with suppliers.

Zhihu observes the *Law of the People's Republic of China on Bid Invitation and Bidding*, the *Regulations for the Implementation of the Law of the People's Republic of China on Bid Invitation and Bidding* and other laws and regulations, and also enacts an array of high-standard supplier management regulations, such as the *Supplier Management Specifications of Zhihu*, the *Procurement Management Regulations of Zhihu*, and the *Management Specifications for Sourcing, Procurement and Contract Fulfillment of Zhihu*. This guarantees all-around control over purchases from theory to practice and contributes to a sound supplier services system.

• **Compliance in procurement**

As part of a standard procurement procedure, our procurement employees seek suppliers according to purchase requirements, to ensure compliant, transparent and responsible procurement. After going through registration, inspection and other steps, qualified and suitable suppliers are selected. In the meantime, key procurement projects are subject to full-process tracking and monitoring by supervision departments, and the results of general procurement bidding are randomly examined to identify potential risks and comprehensively improve the traceability of supplier selection and procurement. Additionally, all of our procurement employees participated in integrity and anti-corruption training in 2023 to further improve their professional ethics, establish the awareness of learning about and abiding by the law, and assist with compliant and legal procurement.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Supplier admission**

  At the stage of supplier registration and admission, Zhihu takes candidates' environmental and social performance into consideration, requiring them to fill out a basic information form and sign documents such as the *Commitment to Fair Trade*, the *Commitment to Confidentiality* and the *Outsourced Employee Services Management Regulations*. To manage risks in business ethics, we have also developed regulations such as the *Code of Conduct for Procurement Employees of Zhihu* and the *Code of Conduct for Procurement Employees of the Group*. And suppliers are requested to sign the *Commitment to Fair Trade* and the *Anti-Corruption and Anti-Bribery Agreement* to minimize non-compliance incidents. 100% of new suppliers that had procurement transactions with us in 2023 have complied with Zhihu's supplier management regulations.

  Furthermore, during the supplier admission process, qualification review criteria and inspection standards are also tailored for different procurement categories. For example, cloud server vendors are required to provide qualifications such as cybersecurity registration and protection certificates, energy-saving review certificates, and environmental impact assessment levels; catering service providers should submit certificates for the ISO9001 quality management systems, the ISO14001 environmental management systems and other systems. Zhihu also conducts on-site inspections of suppliers' operating environment and work quality and gives preference to those with environmental certifications and qualifications. We have strict control over the admission of suppliers, as part of our efforts to practice responsible purchasing.

- **Supplier evaluation**

  In the stage of cooperation management and performance evaluation, Zhihu continuously tracks and assesses the performance of suppliers throughout contract fulfillment under the *Supplier Performance Management Regulations*. Our suppliers of varied products or services should also undergo corresponding monthly, quarterly or annual assessments. The assessment results are shown in scores and ratings. And positive and negative incentives are set up to motivate suppliers to continue improving management. In addition, our employees responsible for supplier management as well as procurement specialists check the supplier list on a regular basis. Suppliers that meet the exit conditions are removed from the list, as a way of maintaining the healthy operation of Zhihu's supply system.

  > **Case: Zhihu's supplier relationship management (SRM) system officially launched**
  > To further optimize procurement practices, the Company launched its SRM system in October 2023. The system, which includes modules for supplier admission management, performance management, exit management, bid invitation/quotation comparison, contracts, orders, acceptance inspection, payment, and so on, has enabled an end-to-end digital procurement chain at Zhihu. The system is anticipated to facilitate more efficient, transparent and compliant responsible procurement and promote the sustainable development of our supply system.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2. IMPROVING USER EXPERIENCE AND UPGRADING SERVICE OFFERINGS

Zhihu always listens to users' voice, with continuous efforts to optimize user communication channels and improve its customer service system. Through these initiatives, we wish to safeguard user health and deliver a comprehensive, top-class service experience.

2.1. User-centric Principle and Service Optimization

With the goal of improving user satisfaction and service experience, Zhihu is devoted to addressing problems for users. We highly value users' feedback and insist on standing up for their opinions. By providing better products and services for both the community and users, we endeavor to enhance users' recognition of and trust in the community.

Optimizing service system

Zhihu honors community values and uses customer services as a useful channel to get feedback from users. To address the growing and diversified service demands of users, Zhihu has built a full-process user feedback system based on information and digital technologies and also continuously optimized its intelligent service system utilizing massive data analysis. In doing so, we can improve the quality and efficiency of our platform services in an all-round way and present a more considerate and convenient user service experience.

Customer service mechanisms at Zhihu

- **Multi-channel feedback:** Zhihu provides feedback channels like online customer services, service hotline and e-mail, which builds a bridge between users and the platform and ensures that customer services are available anytime, anywhere.

- **Complaint handling:** Zhihu regularly monitors user feedback and organizes responsible departments to resolve problems in a timely manner.

- **Attentive Zhihu Bulter:** Zhihu offers attentive customer services that promptly respond to and address the problems raised by users.

- **Intelligent customer services:** Based on machine learning, big data and other technical means, Zhihu continues to improve its intelligent and autonomous service capabilities, thereby providing users with a more convenient and efficient service experience.

- **Periodic follow-up:** Zhihu records and follows up the problems raised by users around-the-clock, and routinely asks users how satisfied they are with the services they receive, which serves as the foundation for subsequent improvements.

Our customer service team is responsible for assuring a satisfactory user experience, while efficiently, clearly, and fully conveying user voices to the Company, so as to advance the improvement of Zhihu's product and service experience. For the purpose of standard and professional customer services, we have established a sophisticated training system, which requires customer service employees to complete tasks and learn about advanced service skills. Through layered talent training and other approaches, we work hard to improve the comprehensive capabilities and work skills of the customer service team.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu's customer service training system

- **On-board training:** New employees receive training in basic knowledge, skills, corporate service culture, and team goals, so that they can quickly fit into Zhihu's service atmosphere.

- **Professionalism training:** It focuses on fostering cohesion and teamwork among employees with the goal of enhancing their knowledge and skills and compensating for any shortcomings.

- **Advanced training:** It improves employees' service capabilities and communication skills in order to expand the backbone talent pool.

- **Management training:** It is dedicated to training service managers for improved service quality and efficiency.

Listening to users

Zhihu upholds the principle of offering "standard, warm" services. We listen carefully to user feedback via a variety of user communication channels, pledging to provide every user with a thoughtful, interactive, and warm service experience. We continuously optimize our closed-loop feedback mechanism. It allows us to provide robust support for decision-making, better understand user needs and make timely improvement, in a bid to address users' problems and pain points.

- **Holistic response mechanism**

  In order to provide users with better services, we have made the rule that the first employee to answer a user's inquiry should be accountable. Meanwhile, we keep refining the way we handle complaints, respond, and communicate with users. Our goal is to promptly, accurately, and efficiently address and resolve users' concerns. While following standard service procedures, we try to deliver a more comfortable communication and service experience by providing customized answers. In addition, Zhihu has a visual service data platform, which effectively enhances the platform's intelligent service capabilities through data analysis and algorithmic support.

- **Multi-channel complaint and feedback**

  We routinely track and respond to user complaints, suggestions and comments to continuously improve the user experience. To ensure timely response and efficient handling, we require our customer service team to respond within 30 minutes and provide feedbacks within 24 hours". During the process, users may view the progress of complaint handling and resolution, which effectively protects their rights and enhances their satisfaction. In 2023, we received a total of 43,014 user complaints, representing a decrease of over 50% from last year.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2.2   Product Liability and Digital Inclusion

Care for groups with special needs

- **Adolescents Protection**

    Zhihu is constantly committed to youth protection as well as the healthy growth of minors. We strictly comply with the *Law of the People's Republic of China on Protection of Minors* and the *Regulations on the Protection of Minors in Cyberspace*. And our administrative measures for illegal content involving teenagers have been stipulated in the *Community Guidelines of Zhihu*. We have also set up a working group on youth protection. It adopts an approach of combining dredging and blocking, and takes charge of the management of teens-related content as well as the development and launch of teens protection functions.

    As a way of positive guidance, we have introduced the Zhihu Youth Mode, which prioritizes recommending educational and knowledge-based content to minors, filters inappropriate content, and deactivates features such as livestreaming, rewards, and top-ups. Based on Zhihu's featured Q&A mode, we regularly organize activities themed on youth protection, widely attracting teenagers to participate in the discussion on different topics and communicating civilized, healthy, scientific and premium online information to young people. On the other hand, we continue to expand the identification scope of malicious information, and strengthen manual review and historical content inspection. Wally bodyguard can also detect and remove spam on the platform in real time to reduce the risk of bad information attacks. Moreover, we have set up dedicated whistle-blowing channels for teens, including a portal, an e-mail address and a hotline. A complaint handling team is in place to timely verify and dispose of the cases.

Case: "Cyberspace Clean-Up" program

In 2023, Zhihu and Office of the Beijing Municipal Cyber Affairs Commission launched the "Cyberspace Clean-Up" program in active response to the campaign "Collaborative Protection of Seedlings 2023". We initiated heated discussions on the protection of minors in cyberspace through a series of self-produced animations, special topics, Q&A, and videos on Internet safety knowledge. The program and the customized animations attracted over 3.2 million and 3.8 million views, respectively.

In addition, a section for "combating online infringement involving minors" was set up to handle the complaints we received during the summer under the "Collaborative Protection of Seedlings 2023". Throughout the event, Zhihu received a total of 4,094 reports, verified and removed 485 pieces of offensive content, banned several accounts involved and made public the outcomes.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Caring for the elderly and disabled**

  Zhihu is constantly concerned with and pursuing digital inclusion. We take multifaceted initiatives to ensure that all users, including the elderly, the visually impaired or those with limited mobility, have equal access to our services, helping them fit into digital life and close the digital divide.

  To help seniors better use Zhihu's services and address their service demands, we continuously optimize our age-friendly and accessibility service modules and "Care" page. We have also set up a service hotline for the elderly that offers rapid manual services to respond directly and swiftly to their needs. Since the elderly are susceptible to fraud, Zhihu has created "a whistle-blowing section for fraud against seniors," in order to prevent such crimes and safeguard the elderly's legitimate rights and interests.

  We are highly concerned with the disabled community, adhering to the tenet that "people with disabilities have barrier-free access to knowledge at Zhihu." With reference to accessibility standards at home and abroad, the Company continues to optimize itself as a barrier-free community through technology iteration and preferential policies, in an effort to provide more thoughtful and convenient services for users with disabilities. To foster a more inclusive atmosphere for communication without barriers, we have also invited professional organizations and individuals to our "Barrier-Free Column." The column is intended to promote more barrier-free knowledge, and provide an inclusive, barrier-free environment where the disabled can acquire and share knowledge freely. Harnessing the warmth and power of Zhihu's community spirit, we hope to help connect individuals with disabilities to a broader world.

Case: Accessible Museums: Disabled Community Connection Program

To contribute to offline barrier-free communities, Zhihu's Beacon Prize has provided millions of RMB in funding and other resources to the "Accessible Museums: Disabled Community Connection Program", which was launched by the innovative NGO Qitu Accessibility. The program will record the experience of visiting dozens of museums in Beijing, Nanjing, Xi'an and Shanghai from the perspective of people with disabilities, provide the public with a detailed guide of accessible travel to museums across the country, and discuss the accessibility design, policy and management of museums.


知乎|灯塔计划资助项目·奇途无障碍
在博物馆里看远方
博物馆无障碍浏览指南
12.3 国际残疾人日特别专题



ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Taking care of mental health

Constantly concerned about users' mental health, Zhihu is committed to learning about their potential spiritual and psychological needs. We not only intend to make Zhihu a platform that helps users learn new knowledge and win respect and recognition, but also wish to give users the right care when they need it. In 2023, we organized discussions and roundtable activities such as "Don't let people with autism feel more lonely" and "Find answers in heart 2023," where psychiatrists, university scholars and psychologists were invited to talk about mental health concerns and offer advice on how to manage negative emotions and live happier, more fulfilling lives. At the same time, Zhihu Bulter takes the initiative to provide psychological counseling to users who have left pessimistic messages or are experiencing psychological distress.

To ensure timely detection and regulation of users' negative emotions, we have developed a set of rescue steps including discovery, judgment, and hierarchical treatment. In response to selected search terms that indicate negative emotions, our system will automatically initiate preventive and instructional actions and display psychological crisis intervention hotlines across China. Also, Zhihu has a specialized team that designs algorithms and develops products to take care of users' mental health.

In 2023, a team of Zhihu answerers and medical professionals holding master's or doctoral degrees, known as Psychiatrists, launched a research project on "the positives of and countermeasures for ADHD." With the support of Zhihu, the team initiated a roundtable discussion on "ADHD Treatment Guide" with Zhihu Psychology. Experts, academics and patient representatives from home and abroad were invited to have professional dialogues and publish assets such as scientific introductions to the disorder, patient interviews and practical guidelines. While healing ADHD patients, we also hope to encourage a better understanding of ADHD among the public and raise awareness of mental and psychosocial health issues.

2.3. Information Security and Privacy Protection

Zhihu places a high value on information security management and user privacy protection. We safeguard the secure operations of the Company and users' data privacy by establishing a sound information security management structure and regulations, consistently optimizing information security management technology, and conducting internal and external audits.

Enhanced information security management

We strictly abide by laws and regulations such as the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China* and the *Administrative Measures on Internet Information Services*, and have formulated a series of cybersecurity and information security policies such as the *Data Security Early Warning Management Standards*, the *Data Life Cycle Management Standards*, the *Emergency Response Process for Data Security Incidents* and the *Data Access Approval Standards*, which cover the entire data life cycle including collection, transmission, storage, use and destruction, laying a solid institutional foundation for information security management.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Hierarchical management framework**

  To standardize the construction of the Company's cybersecurity and information security system and fulfill the specific requirements of cybersecurity and information security efforts, we have established a systematic information security management framework and set up the Zhihu Cybersecurity and Data Security Committee to provide a framework for information security. The Zhihu Cybersecurity and Data Security Committee is composed of the decision-making management, the management and the executive team. The decision-making management is responsible for formulating the Company's medium and long-term security strategic plan, the management is responsible for managing and driving the deployment of security efforts and the executive team is responsible for the specific implementation of cybersecurity and information security efforts. All levels work together to ensure the smooth implementation of Zhihu's information security management efforts.

- **Process-oriented management system**

  Zhihu continues to optimize its information security management system and has established an information security protection mechanism that incorporates "pre-event prevention", "in-process monitoring" and "post-event response" to ensure that the Company's information security is preventable, manageable and controllable. In the "pre-event prevention" phase, the Company incorporates information security protection measures into the development of its products and services, and continuously strengthens its preventive and protective measures for information security through such "security review" methods such as login authentication schemes, permission granting schemes, two-factor authentication, personal information collection scenarios, whether to encrypt the transmission and storage of personal information, whether to mask sensitive data for display and whether to add watermarks. In the "in-process monitoring" phase, the Company has established threat intelligence, traffic analysis and security operation centers to monitor and analyze information security threats in real time and promptly warn of security risks. In the "post-event response" phase, the Company has put in place security orchestration, automation and response handling capabilities as well as manual handling processes to reduce the probability of security incidents by automatically or manually handling identified risks.

- **Security audit and certification**

  Zhihu has established a robust cybersecurity and information security audit mechanism, carrying out external and internal audits on a regular basis to strictly prevent and control data leakage and security incidents. We regularly invite external auditors and security service providers to conduct cybersecurity and information security audits of all relevant departments in accordance with applicable standards at home and abroad, and rectify any issues identified and improve the situation within the Company accordingly. In addition, internal security audits are conducted in real time by the Company's security department. Using automated audit tools, Zhihu's security engineers conduct daily audits and analyses of cybersecurity anomalies and information security risks, and immediately address anomalies to ensure risk control.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Information security awareness training**

  Zhihu attaches great importance to fostering information security awareness among its employees. In 2023, we held multiple information security and cybersecurity awareness training sessions to comprehensively enhance the information security awareness of our employees and improve their information security skills and knowledge through a combination of online learning and offline experience.

- **Supply chain information security management**

  In terms of external management and control of information security, Zhihu has created a supplier information security management system to manage supplier information throughout the process. At the registration and access stage, all suppliers are required to sign *the Non-Disclosure Agreement* and *the Fair Trade Commitment* to ensure information security; At the phase of invitation for bid, technical scoring criteria are designed for suppliers' information security of IT-related categories, and the information compliance head is invited to give scores, and project judges must complete the *Clarification of Interests* in SRM, Zhihu's procurement system, before they can participate in the rating process; At the supplier contract fulfillment stage, information security is included in the assessment of supplier performance for IT-related categories, and supplier performance appraisals are conducted on a regular basis to ensure information security across the supply chain.

User privacy protection

Respect for the privacy of users' personal information is a red line that Zhihu has always insisted on when protecting personal information. We continue to improve our information protection system and have formulated such documents as the *Personal Information Protection Guidelines*, the *User Agreement* and the *Third Party Data Sharing Reporting Standards*, which specify the content of information to be collected, the use of information, the scope of data sharing and other requirements, as part of our ongoing efforts to standardize information security governance in the Company.

In terms of information collection, Zhihu will obtain user consent to collect information prior to providing services to them, so that users are fully aware of the purpose, manner and scope of their personal information being collected, used and shared. In terms of the use of information, Zhihu strictly manages the personal information collected from users to prevent it from being leaked, tampered with, misappropriated, destroyed or illegally provided to third parties, thus safeguarding users' right to privacy and control over their personal information.

At the same time, Zhihu continues to optimize privacy protection technologies such as data encryption, data masking and access control, and has created a closed-loop process of risk monitoring, event alerting and alert handling for risk points at each stage of data management. Zhihu has built an all-round information security monitoring and emergency response platform to continuously strengthen its ability to sense data risk events.

Currently, Zhihu has achieved ISO/IEC 27001 certification for information security management systems, ISO/IEC 27701 certification for privacy information management systems and cybersecurity protection level 3 certification for important business systems. During the Reporting Period, Zhihu did not experience any significant information or user data breaches.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.   **FOSTERING DIVERSITY AND BUILDING A JOYFUL WORKPLACE**

Zhihu has always been adhering to the concept of "talent first" and striving to bring in outstanding talents through diversified and equal employment policies, ample opportunities for career growth and a positive and supportive work environment, constantly inspiring the potential and vitality of each employee to achieve alignment between corporate development and employee value.

3.1.   **Protecting the Legitimate Rights and Interests of Employees**

Zhihu respects and protects the rights and interests of its employees and continues to build a sound recruitment and selection mechanism for human resources. We strictly comply with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Provisions on Prohibition of Child Labor* and other laws and regulations concerning labor and employee rights, as well as international conventions such as the *Universal Declaration of Human Rights*, and have formulated internal policies such as the *Management Rules for the Use of Recruitment Channels*, the *Zhihu Background Investigation Policy and Management System* and the *Re-employment System*. We sign labor contracts with our employees in accordance with the law to protect their vital interests. During the Reporting Period, Zhihu did not engage in any child labor or forced labor.

At the same time, the Company adheres to the principle of fair and equitable employment and is committed to creating a diverse and inclusive work environment. We oppose all forms of employment discrimination and ensure that employees are not affected by factors such as gender, age, ethnicity, region and religious background. We respect and protect the legitimate rights and interests of all employees and follow policies of gender equality and equal pay for work of equal value. We safeguard the special rights and interests enjoyed by female employees and employ people with disabilities based on the realities of our posts, giving each employee an equal opportunity to reach their full potential.

Employer brand awards won by Zhihu in 2023
- Sirius Awards "Best High-Tech Employer Brand 2023"

- Nowcoder NFuture Best Campus Recruitment Employers Awards "Most Favored Campus Recruitment Employer for Tech Talent 2023"

- Haitou "Most Influential Employers 2024"

3.2.   **Unleashing the Growth Potential of Employees**

Talent is the foundation of value creation at Zhihu. Zhihu has always adhered to the concept of talent first and strives to unleash the vitality and potential of our employees through a systematic talent training framework, a robust leadership pipeline, an open internal talent flow mechanism and innovative training content and models that enable them to align self-learning with professional development.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Diversified training systems

Based on the diverse needs of each employee's development, Zhihu has built all-in-one talent training system that encompasses leadership training, professional competency training and general skills training, providing employees with multi-channel and customized growth support in conjunction with the M+ plan (Zhihu Mentor Mechanism), the T+ plan (Zhihu Internal Trainer Management System), the online learning platform "Zhi learning" and other resources and platforms.

- **General skills training**

  The Company has designed a complete development path for fresh graduates to help orient them to the workplace. We have formulated a five-year training plan for fresh graduates in 2023 to help them achieve continuous growth from students to qualified "professionals" and "pirates" through such programs as "Zhihu Open Day", "Sailing Training Camp", "Return Day", "Business Tie" and "Management Trainee Selection". In 2023, Zhihu conducted a total of eight training sessions for new employees, covering a wide range of topics including corporate culture, general workplace skills and business capabilities, to help new employees tap their potential. In addition, more than 2,200 micro-lessons, totalling over 30,000 hours of content, have been created since the launch of Zhihu's online learning platform, "Zhi learning".

Case: 2023 "Sailing Training Camp" to accelerate employee integration In 2023, Zhihu launched the "Sailing Training Camp", an exclusive training program for fresh graduates. Focusing on cultural values, the camp features an innovative multi-faceted training format in which industry experts and lecturers are invited to present and share through closed-door training and full integration. Through a combination of self-management and teamwork, it guides new employees towards a deeper understanding of the Company's culture and business, as well as their role in the workplace, and a better idea of how they can better develop and progress within the Company, and helps them become part of the Zhihu family.

- **Professional competency training**

  We believe that developing industry-leading talent and enhancing the professional competencies of our employees are key to the long-term development of the Company. Based on the career path development system of each professional path, Zhihu identifies the key competency requirements and incorporates human resource training into each business team. Zhihu has set up a diversified system of specialized courses and built a specialized knowledge map, launching targeted technical training to support the iteration and upgrade of business strategies and enhance employee competencies.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Leadership training**

  Zhihu has established a comprehensive leadership development system and attaches great importance to the long-term growth of young talents in the Company. We have formulated the "Sailor Program" for backup and new managers, the "Sailing Program" for low-level management, the "Navigating the Future" program for middle management and the "20,000 Miles" program for top management. Through diverse training activities such as in-house self-developed courses, external visits and end-of-year review meetings, we promote cross-team collaboration, communication and integration among managers at all levels and develop Zhihu leaders with a broad vision and real-world experience.

  > **Case: "Navigating the Future" program empowering leadership**
  > The "Navigating the Future" program is designed for middle managers with extensive management experience within the Company. Through lectures, interactive discussions, the "World Café" method, co-creation and other forms of training, the program aims to further enhance the comprehensive leadership of the managers, help them gain a deeper understanding of Zhihu's overall strategy, reach a consensus on the Company's current goals and future development and cultivate future-oriented versatile managers and industry talents equipped with a global sense of business and professional capabilities.
  >
  >

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Clear and smooth path of career development

Zhihu has created a transparent and smooth career path for its employees, giving every employee equal opportunities for growth and helping them achieve both personal and professional development. We have established the *Zhihu Rank System*, which divides employees into "management path" and "professional path" according to their job characteristics. Based on their own career plans, employees can grow within their own path or transfer between paths. Employees are offered an upward path that matches their career plans and individual strengths.

Meanwhile, Zhihu has established a "flexible mechanism" for talent flow, in which employees can be transferred to another matching position within the Company. In addition to facilitating the efficient allocation of the Company's need for product and business talents, the mechanism helps create a flexible, efficient and diversified career development path for each employee, enabling the development and advancement of both employees and the Company.

3.3. **Providing Employee Care**

Zhihu is committed to open, free and people-oriented management and endeavors to foster workplace happiness. Zhihu has listened extensively to employee feedback and established a comprehensive, multi-level employee welfare system to create a comfortable and joyful work environment where employees can feel a sense of respect, happiness and belonging through a rich variety of benefits and caring activities.

Zhihu provides high-quality facilities and people-oriented services for its employees. In terms of office facilities, the Company provides employees with ergonomic chairs, break rooms with a wide selection of drinks, relatively private negotiating rooms, nursing rooms and a fresh air ventilation system. To ensure a healthy and balanced lifestyle for employees, we provide nutritious work meals, set up various hobby groups and organize regular and diverse cultural and sports activities to create an atmosphere of equality, mutual respect, interaction and fun.

We view our employees as our most valuable assets and strive to foster work-life balance in the workplace. We advocate work-life balance, where employees' performance is evaluated based on their actual output and value instead of working hours and overtime, so as to ensure that employees enjoy their work and get relaxed and to encourage them to prioritize their physical and mental well-being.

Zhihu values the feedback and suggestions from its employees and has various communication and exchange channels in place to respond to their requests in a timely manner. As our online community for internal communication, the "Pirate Ship" provides an open platform for employees to freely communicate and help each other. We also provide timely answers to staff questions through our "Zhihu Staff Group Chat" and "Pirate Manager". In addition, employees can appeal against performance evaluations and other results via e-mail, which will be handled properly and in a timely manner by the responsible person in the corresponding department, forming a closed-loop solution.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.4. Creating a Safe Work Environment

Zhihu values the health and safety of its employees and is firmly committed to providing a safe and healthy work environment for all its employees. We strictly abide by the *Labor Law of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases* and the *Fire Protection Law of the People's Republic of China*, and have developed standards and plans such as the employee emergency plan for sudden illness or accidental injury and the food and beverage safety inspection standards, specifying standardized procedures for emergency response to ensure timely response to and proper handling of employee health and safety incidents and to protect the health and safety of the employees.

Based on the laws and regulations on emergency management and fire safety in the locations where it operates, Zhihu has set up a comprehensive security and fire safety system in office areas with medical facilities such as automated external defibrillators (AEDs) and first aid kits and put up prominent safety warning signs at relevant locations to improve safety management in terms of prevention and prepare for all possible contingencies. The Company also establishes standards for food and beverage safety inspections and conducts regular food hygiene and safety inspections at meal production sites to ensure the safety of meals for its employees. In addition, the Company has enhanced safety awareness training and organized regular fire drills and sudden cardiac arrest emergency drills to increase employee awareness of crisis prevention and self-rescue capabilities in the event of a crisis.

We provide supplemental medical and accident insurance for all regular employees, as well as employer-sponsored medical exams and customized medical exams by gender and age to encourage employees to take care of their health. Evaluations indicate that there are no positions in the Company that endanger occupational health and safety, and there have been no work-related deaths or injuries to employees during the years 2021, 2022 and 2023.

4. CONTRIBUTING TO A HARMONIOUS SOCIETY

As one of the largest comprehensive online content communities in China, Zhihu actively engages in charitable and public welfare endeavors. We are committed to being a responsible corporate citizen by empowering our users with positive energies and giving back to society.

4.1. Empowering Education

• **Focusing on inclusive and equitable education**

Staying true to its aspiration of promoting education and public welfare, Zhihu focuses on the growth of the young generation and contributes to balancing educational resources. Since 2018, we have paired up with Rongjiang County in the Qiandongnan Miao and Dong Autonomous Prefecture of Guizhou Province to support the latter in poverty alleviation, and have continued to donate funds and materials to the area. On June 1, 2023, Zhihu donated cash and helped build the campus infrastructure of Zaima Town Central Elementary School in Rongjiang County, safeguarding the rights of local students to education. In addition, Zhihu plays an active role in funding education. Through its partnership with the Haidian Education Foundation of Beijing, the Company contributes to the cause of public good in education with donations aimed at rewarding outstanding teachers and supporting needy students.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

- **Redefining vocational training**

  Zhihu leverages big data, large language models and other innovative advantages to actively empower the vocational training and education industry. As the largest user group in the Zhihu community, the "new-generation professionals" actively pursue growth in both work and life, and have become the backbone of the Chinese community. Focusing on the growing demand for vocational education among the new-generation professionals, Zhihu leverages its content and technology strengths to build an ecosystem that combines community and education, and has created the "Zhihu Zhixuetang" brand, an online vocational education platform. Zhihu applies cutting-edge technologies such as big data and large models to the development of vocational education scenarios, integrating high-quality educational resources to provide users and the community with a wealth of training content on workplace skills, languages, qualifications, interests and specialties. Zhihu ZhiXueTang currently serves more than 20 million users, making it one of the most comprehensive vocational education content systems in China.

  As a technology company that empowers education, Zhihu helps foster internal circulation by creating a variety of new career opportunities for new-generation professionals within the community ecosystem, facilitating their transition from learners to creators. Meanwhile, the Company strives to expand the integration of industry and education by being deeply involved in the vocational education and training system of colleges and universities to better adapt vocational education to the job market and effectively drive high-quality employment through extracurricular activities such as practical training and comprehensive ability training.

  We see vocational education as an extension of the professional discussion forum of the Zhihu community. We continue to advance the digitalization of vocational training by promoting the full coverage of AI technologies in key training phases, enabling every new-generation professional to move forward on the path towards their future careers in an efficient and systematic way and contributing to the exploration and reshaping of the vocational education industry.

4.2. Promoting positive energies

"Professional discussion" is key to Zhihu's brand positioning and its ability to contribute to public welfare undertakings. We encourage professionals in various fields to participate in community question-and-answer sessions around topical issues to bring positive energies to society through professional discussions.

In 2023, Zhihu launched an online roundtable titled "Psychology Has the Answer 2023", where answerers from psychology, health and other fields participated in discussions on topics related to psychology to help young people release stress, prevent mental illness and improve their mental health literacy. In addition, professionals from the medical and healthcare industries have compiled a *Handbook on Prevention and Control of Respiratory Diseases in Children*, pooling expertise in the areas of emergency guidelines, home medication, home protection, medical treatment, prevention in general, and dispelling rumors to provide assistance for parents.

In addition, through the "Beacon Prize", Zhihu focuses on a wide range of topics such as wildlife conservation, accessible mobility, the health of people with ADHD, and accessible museums. By supporting research conducted by professional teams, Zhihu delivers valuable and diverse information to the community, conveys its care for society and facilitates the growth and development of outstanding public welfare projects and civic-minded energies In 2023, Zhihu's "Beacon Prize" was recognized as the "Public Welfare Case of the Year" at the 4th Dream Builders Public Welfare Conference held by Southern Weekly.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5. COMPLIANT OPERATION AND RESPONSIBLE GOVERNANCE

Compliance is an important foundation for sound business development. Zhihu adheres to standardized development, continuously optimizes its governance structure, strengthens corporate risk management, and sticks to the business bottom line to safeguard information security and user privacy and ensure its sound and sustainable development.

5.1. Effective Risk Management

Zhihu believes that good risk management is an important guarantee for the sustainable operation of the Company. We have identified possible risks in our day-to-day operations and developed scientific risk response mechanisms to minimize the potential impact of risks.To better manage internal and external risks in a systematic manner, Zhihu has adopted a "three lines of defense" risk management model and established an internal control structure and risk management system under the supervision and guidance of our Board of Directors.

Zhihu "Three Lines of Defense" Risk Management Model
• The first line of defense: It is mainly composed of business departments to identify, evaluate, monitor and manage risks in daily operations.
• The second line of defense: It is mainly composed of human resources, legal affairs, finance, risk control, community, safety and governance center and other functional departments, to provide professional knowledge support and guarantees for the effective implementation of the first line of defense.
• The third line of defense: It is mainly composed of the supervision department and internal audit department of the risk control center with a high degree of independence. It is primarily responsible for evaluating the Company's risk management and internal monitoring systems and overseeing the implementation of the first and second lines of defense.

We have formulated institutional policies such as the *Regulations Management Code*, *Conflict of Interest Management Policy* and *Internal Audit Management Policy*, and built relevant risk management and internal control processes based on the COSO internal control framework model. In addition, we regularly conduct internal self-assessments of the risks faced by the Company, form documents such as risk self-assessment tracking lists, synchronize with relevant departments for subsequent risk identification and ultimately form audit plans and risk management measures. We also invite the Company's senior management to and internal auditors to supervise, rectify and review major risk cases based on the problems identified, so as to form a whole-chain risk management mechanism and strive to improve the level and effectiveness of risk management.[2]

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[2] The COSO internal control framework is the internal control framework recommended for use by the U.S. Securities and Exchange Commission.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.2.   Creating A Fair Business Environment

Creating a fair business environment is a key guarantee for long-term business development. Zhihu abides by a business ethic of integrity and fairness, has zero tolerance for corruption and is committed to creating a fair and favorable business environment, both internally and externally.

Adherence to business ethics

Zhihu strives to create a fair market environment, resolutely opposes the use of inappropriate means to restrict or exclude market competition and persists in its efforts against unfair competition and monopolies. Zhihu updates the Company's relevant systems in a timely manner based on the *Law of the People's Republic of China Against Unfair Competition,* the *Anti-monopoly Law of the People's Republic of China* and other laws and regulations, shapes a corporate culture of honesty and integrity, upholds responsibilities and obligations and builds a foundation of business ethics defined by transparency, fairness and openness.

Practicing anti-corruption

Zhihu always has zero tolerance for corruption. The Company builds red line awareness and promotes the construction of corporate integrity through anti-corruption systems, employee codes of conduct, partner propagation and other initiatives. Zhihu has set up a supervision department as its internal anti-corruption body and established internal policies such as the *Zhihu Employee Integrity Code*, the *Zhihu Employee "Seven Red Lines"*, the *Zhihu Employee Sunshine Declaration Policy* and the *Zhihu Sunshine Monitoring Policy* to continuously strengthen internal supervision and regulate anti-corruption practices within the Company.

Meanwhile, Zhihu continues to strengthen the integrity awareness of all its employees in the hope of eliminating corruption from within. Zhihu has established an integrity commitment clause in the *Employment Contract* of its employees, stipulating that all employees are required to sign the *"Notice of Integrity for Zhihu Employees"* and receive anti-corruption compliance training when they join the Company. On this basis, Zhihu stipulates that employees are not allowed to accept gifts from outside parties, and encourages them to make declarations of hospitality and visits with outside parties.

We continue to improve our anti-corruption system and strengthen innovative practices for integrity and compliance. Zhihu conducts anti-corruption training on different topics from time to time and has set up an internal integrity monitoring and advocacy platform, the "Sunshine Pirate/Pirate Ship", releasing alerts and educational messages in the form of typical anti-corruption cases and industry integrity dynamics, reminding every employee to never challenge the red line.

Improving whistleblower protection

To ensure smooth communication, Zhihu has set up a multi-channel and multi-form complaint and whistle-blowing mechanism. We have developed internal policies such as the *Supervision Department Case Investigation Specification* and the *Whistle-blower, Complainant and Witness Protection Policy* to standardize the reporting process and established a whistleblower protection mechanism to impose strict controls on the extent of authority in receiving reports, ensure information security and privacy of whistleblowers and eliminate acts of retaliation. Whistleblowers can provide information via the monitoring and reporting mailbox. Upon receipt of a complaint or report, the Company will advance the response and implement the investigation according to the internal process and the specified time limit. During the Reporting Period, Zhihu had no concluded corruption lawsuits against the Company or its employees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6. PROMOTING SUSTAINABLE OPERATIONS FOR A BETTER HOMELAND

Building an ecologically sound green home is a shared responsibility of humanity as a whole. Guided by the goal of achieving carbon peak and carbon neutrality, Zhihu strives to improve its environmental management measures by practicing green operations, advocating green growth and strengthening emissions and water management, and endeavors to tackle the impact of climate change, making every effort to move towards a green and sustainable future.

6.1. Practicing Green Operations

Zhihu promotes the concept of green operations and strives to be an environmentally friendly business, incorporating the concepts of energy conservation, emission reduction and resource conservation into the Company's daily operations to minimize the environmental impact of its operations. Zhihu strictly abides by laws and regulations such as the *Environmental Protection Law of the People's Republic of China* and the *Law on Energy Conservation of the People's Republic of China*, and has formulated the *Zhihu Office Area Energy Conservation Policy* to create a low-carbon, environmentally friendly operating model.

Energy use and management

Zhihu practices energy conservation and emission reduction in its daily office activities and is committed to reducing energy consumption in its operations. In addition to more energy-efficient office equipment and LED lighting systems, the Company employs a smart air conditioning system that can be turned on differently for office areas based on outdoor temperatures to reduce energy use. In addition, we have set up energy-saving and emission reduction sign reminders at major power-using equipment in the office area to remind employees to conserve electricity in their daily work, such as turning off electronic equipment during non-use hours.

Zhihu also adopts cloud servers in its operations. Compared with traditional servers, cloud servers can allocate resources based on actual demand and consolidate computing tasks to enhance the effectiveness of hardware resources and reduce unnecessary energy losses, thereby reducing the carbon footprint of a data center. In addition, cloud server providers regularly update their hardware to ensure server performance and reliability, reduce device wear and tear and increase energy efficiency.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Emissions management

To sustainably manage emissions, Zhihu strictly complies with the *Environmental Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Water Pollution*, the *Law of the People's Republic of China on Prevention and Control of Environmental Pollution by Solid Waste*, the *Regulations on Domestic Waste Management of Beijing Municipality* and other relevant regulations, and has taken a series of measures to minimize the environmental impact of its emissions.

In the emissions generation phase, we consciously choose environmentally friendly products to avoid pollution at the source, such as biodegradable food boxes instead of disposable ones, and more eco-friendly materials for gift boxes.

Case: Safe and environmentally friendly biodegradable food containers contribute to plastic reduction goals

Plastic reduction actions have become an urgent environmental need as the problem of plastic pollution has intensified. Following rigorous testing and adjustments, Zhihu has fully adopted safe and environmentally friendly biodegradable food containers which meet the national standards to replace the current options used in group meals and buffets. The food boxes decompose quickly in the natural environment, avoiding long-term damage to the planet. The initiative will help significantly reduce plastic waste and carbon dioxide emissions. It is expected to reduce plastic waste by 24 tonnes a year and CO_2 emissions by approximately 55 tonnes, equivalent to planting 3,055 trees per year for the planet.

In the disposal of emissions, Zhihu adheres to the principle of non-hazardous treatment. Hazardous wastes including used toner and ink cartridges are processed by the original manufacturer on a regular basis. Other electronic wastes and all end-of-life equipments will be processed in a closed-loop manner by specialized suppliers in accordance with environmental standards to minimize negative environmental impact. In addition, we strictly follow the requirements of the management regulations of each operating site to sort wastes generated in office areas by classifying them into four categories to promote waste recovery and recycling.

Water management

Zhihu advocates sustainable water use and improves water efficiency through a variety of initiatives. The Company conducts regular maintenance of water equipment to ensure that faucets and other facilities are functioning properly. At the same time, smart water-saving devices such as sensor faucets and flushing systems have been installed to ensure water quality while reducing water waste. We also strive to raise awareness of water conservation and promote civilized water use among our employees by posting relevant slogans in office areas.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Creating a low-carbon work environment

We advocate the concept of green offices and pursue green and low-carbon development by locating our offices in a low-carbon park renovated from old buildings. We implemented "technology, safety, green and harmony" concepts in the design and construction phases, to ensure compliance with low carbon and environmental protection standards. During the renovation, we also strived to reduce resource consumption by preserving as much of the original structure as possible, and to mitigate harmful emissions by using eco-friendly paints and limiting the use of glue in an effort to transform the old park into a greener and healthier workspace. Additionally, we promote green travel among our employees by encouraging the use of public transportation to reduce the carbon footprint of commuting. We work with our employees to pass on the concept of green, low-carbon growth to accelerate green changes in everyday life.

Environmental objectives

We have set objectives based on the environmental impact of our operations, which include:

- Achieving 100% recycling of hazardous waste.

- Implementing 100% waste separation and paperless offices at Zhihu's Beijing location.

- Reducing per capita electricity consumption at Zhihu's Beijing location by 5% by the end of 2027, with 2022 as the base year.

- Enhancing employees' awareness of water conservation and reduce per capita water consumption at Zhihu's Beijing location by 5% by the end of 2027, with 2022 as the base year.

6.2.   Advocating Environmental Protection

Zhihu leverages the advantages and influence of its platform to promote green growth and environmental protection concepts, disseminate green culture and knowledge and advocate sustainable lifestyles to its users and the public. On Earth Day 2023, Zhihu released the "20 Small Things to Do for the Environment" list to help users understand what they can do and take action to foster environmental protection awareness through small things, thereby contributing to a greener, better and happier home.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

The oceans are the source of life on Earth. In November 2023, the *Where the Sea Begins* science and art exhibition supported by Zhihu's Beacon Prize was held in Nanjing. Using AI technology, the exhibition innovatively transformed scientific observational data into tangible audio-visual interactive experiences that presented viewers with an immersive experience of crises such as melting glaciers and ocean pollution. Through high-tech means and artistic expression, *Where the Sea Begins* provided a sharing platform for the public to learn about marine knowledge and marine issues, bringing marine science to the public in a fun way to help them experience the allure of the ocean and inspire their passion for environmental protection.



Where the Sea Begins Science and Art Exhibition

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.3. Addressing Climate Change

Climate change is a global challenge. Faced with the challenges posed by rising temperatures and extreme weather, Zhihu has proactively identified the various risks that climate change poses to business operations and has actively developed countermeasures to enhance the company's resilience under climate change scenarios and explored ways to jointly respond.

- Governance

Zhihu's Board of Directors is actively involved in making decisions on the identification of climate-related risks and opportunities and formulating management strategies accordingly, and has mandated the Corporate Governance Committee to oversee ESG management and to guide the ESG Working Group in the identification and assessment of climate risks on a regular basis.

- Strategy

Based on the identification of risks and opportunities posed by climate change, Zhihu has developed and reviewed specific initiatives to address climate change, kept optimizing its business development strategy and resource allocation and continuously activated its innovation capacity, in an effort to address the risks and challenges of climate change and seize the opportunities of low-carbon development and transition.

- Risk management

The Company incorporates climate change risks into its corporate risk management. In 2023, the Board of Directors and the Corporate Governance Committee assessed the Company's potential climate risks and developed appropriate management and response initiatives. The details are as follows:

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk type			Potential risk impacts	Key responses
Physical risks	Acute risks	Hurricanes	Disasters arising from extreme weather events caused by climate change, such as hurricanes, extreme precipitation and blizzards, will affect the normal operation of infrastructure, employee commuting, business travel, etc., resulting in business interruptions and other issues that could Zhihu in breach of contract, damages and legal liabilities.	When selecting locations for operations, the Company should consult local historical data on natural disasters and give priority to weather-friendly areas within the operating area.

The Company provides advance forecasts and warnings of extreme weather, develops the Emergency Response Plan for flood control, natural disasters and other emergencies and implements a work-from-home strategy when necessary to keep people and property safe.

The Company continuously optimizes operational efficiency, increases the use of energy-efficient technologies and equipment, monitors and manages overall energy efficiency performance, and explores clean energy opportunities. |
		Extreme precipitation		
		Blizzards		
	Chronic risks	Increases in average temperatures	Impacts such as increases in average temperatures, changes in rainfall and potential sea level rise due to climate change could negatively affect the proper functioning of the infrastructure and equipment at Zhihu, the service life of the equipment and the Company's operations.	
		Increased precipitation		

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk type			Potential risk impacts	Key responses
Transition risks	Policy and regulatory risks	Increasingly stringent laws, regulations and policies related to climate change	Domestic and international policies are tightening, with carbon trading, carbon taxes and other mechanisms being phased in, and regulators and capital market rating indices in China and other countries increasingly demanding disclosure of environmental information from companies. Zhihu must continue to improve the comprehensiveness and accuracy of its environmental information disclosures; otherwise it may face compliance risks and potential investor pressure.	The Company studies and follows up on climate-related laws, regulations and policies, updates each business line on the impacts of these laws, regulations and policies, and implements strategies and countermeasures.

The Company optimizes environmental management, improves detection and analysis control systems and enhances the comprehensiveness and accuracy of environmental information disclosures. |
| | | Enhanced responsibility for information disclosure | | |
| | Technology risks | Costs of transitioning to energy-efficient/ low-emission technologies | Amid global efforts to adapt to and mitigate climate change, the transition to green and low-carbon technology has gone mainstream, and Zhihu is also facing pressure from the transition to low-carbon technology and the purchase of environmentally friendly and energy-efficient equipment, resulting in increased potential compliance and operational costs. | The Company encourages and increases the use of green technologies within the Company and its value chain partners, and explores energy conservation and emission reduction possibilities by increasing the use of cloud servers, promoting green offices and other means.

The Company carefully considers the rationality and feasibility of green technologies before investing in their development and widespread use, so as to reduce the risk of potential financial losses. |
| | Market risks | Gradual increase in user and consumer acceptance of the green, low-carbon growth concept | With the growing public acceptance of the concept of environmental protection, users and consumers will favor green options when choosing platforms. If the Company fails to effectively implement the green growth path, Zhihu may risk losing their market. | Leveraging the resources and influence of Zhihu as a knowledge-sharing platform, we promote green growth, create a good corporate image and gain the favor of our customers through themed communications, roundtables, art exhibitions and other activities. |

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk type			Potential risk impacts	Key responses
Transition risks	Market risks	Gradual increase in user and consumer acceptance of the green, low-carbon growth concept	With the growing public acceptance of the concept of environmental protection, users and consumers will favor green options when choosing platforms. If the Company fails to effectively implement the green growth path, Zhihu may risk losing their market.	Leveraging the resources and influence of Zhihu as a knowledge-sharing platform, we promote green growth, create a good corporate image and gain the favor of our customers through themed communications, roundtables, art exhibitions and other activities.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

7.   ALIGNMENT WITH THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS

The United Nations Sustainable Development Goals (UN SDGs) refers to the 17 global development goals formulated by the United Nations which provide constructive guidance for promoting global sustainable development. To help achieve the UN SDGs, Zhihu has integrated these goals into its own strategy and operations, identified UN SDGs relevant to its operations and actively implemented actions to address them.

UN SDGs		Zhihu's key initiatives
	**Goal 1: No poverty**	Zhihu is committed to serving the development of rural revitalization by improving the conditions of basic education. For example, the Company donated cash and lighting facilities to Rongjiang County in the Qiandongnan Miao and Dong Autonomous Prefecture of Guizhou Province, contributing to the country's public welfare undertakings.
	**Goal 3: Good health and well-being**	Zhihu is concerned about the mental health of its users, and has built a rescue procedure integrating "discovery, study and judgment and graded treatment" to encourage users to face life positively. At the same time, the Company attaches importance to the occupational health and safety of its employees and has established a comprehensive system for safeguarding their health and safety.
	**Goal 4: Quality education**	Zhihu values talent development and training, and has created a comprehensive and systematic talent training framework that incorporates general skills, leadership and professional competencies. True to its aspiration to promote education, Zhihu contributes to the cause of public good in education with donations aimed at supporting needy students through its partnership with the Haidian Education Foundation of Beijing.
	**Goal 5: Gender equality**	Zhihu strives to create a fair and equal work environment by adhering to policies of gender equality and equal pay for work of equal value and providing caring facilities such as nursing rooms.
	**Goal 6: Clean water and sanitation**	With a focus on water management, Zhihu strives to strengthen employee awareness of water conservation and reduce water waste by adopting smart water-efficient equipment, posting water conservation slogans and other initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

UN SDGs		Zhihu's key initiatives
	**Goal 8: Decent work and economic growth**	Zhihu provides competitive salaries and a comprehensive welfare system to create a satisfying workplace and enhance employees' sense of belonging. Meanwhile, through the Zhihu Rank System and other references, Zhihu provides employees with clear, transparent and diverse career development channels.
	**Goal 9: Industry, innovation and infrastructure**	Zhihu adheres to technology research and development and product innovation, launching its first Large Language Model, Zhihaitu AI, leading innovation in product business and product services and effectively safeguarding its innovation outcomes through a sound information security management framework and system.
	**Goal 10: Reduced inequalities**	Zhihu opposes all forms of workplace discrimination, upholds fair and just employment and welcomes employees of different genders, ages, nationalities, regions and religious backgrounds to create a diverse work environment that respects and protects the legitimate rights and interests of employees.
	**Goal 11: Sustainable cities and communities**	Through campaigns such as "Collaborative Protecting the Seedlings 2023" and "Cyberspace Clean-Up", Zhihu has strengthened community building, safeguarded the healthy growth of young people and created a safe online environment and quality digital communities. The Company values digital inclusion and ensures that all users, including the elderly and the visually impaired, have equal access to digital services.
	**Goal 12: Responsible consumption and production**	Zhihu is committed to building a healthy business ecosystem by practicing advertising compliance operations and responsible marketing through a rigorous ad review mechanism. Zhihu has also strengthened the green management of its supply chain, and advocates low-carbon development and responsible production and consumption.
	**Goal 13: Climate action**	Zhihu is actively responding to climate change by enhancing green growth through initiatives such as promoting green, low-carbon development and environmental protection and implementing green offices, and enhancing its resilience to climate change by actively identifying climate change-related risks.
	**Goal 16: Peace, justice and strong institutions**	Zhihu continues to strengthen business ethics management for its employees and suppliers, and has formulated a whistleblower protection mechanism and set up an internal integrity monitoring and dissemination platform. The Company adheres to compliant operations and conducts rigorous investigations into corruption.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

8. KEY PERFORMANCE INDICATORS

Environmental Key Performance Indicators

Category	Indicator	Unit	2023
Emissions	**Greenhouse Gas**		
	Total greenhouse gas emissions[3]	Tonnes of carbon dioxide equivalent (tCO2e)	869.11
	Greenhouse gas emission intensity	Tonnes of carbon dioxide equivalent (tCO2e)/person	0.31
	Direct emissions (Scope 1)	Tonnes of carbon dioxide equivalent (tCO2e)	0
	Indirect emissions (Scope 2)	Tonnes of carbon dioxide equivalent (tCO2e)	869.11
	Waste		
	Non-hazardous waste[4]	Tonnes	28.80
	Hazardous waste[5]	Tonnes	0.09
	Per capita generation of non-hazardous waste	Tonnes/person	0.01
	Per capita generation of hazardous waste	Tonnes/person	0.00003
Use of Resources	**Energy**		
	Total energy consumption[6]	Kilowatt-hour (kWh)	1,523,961.00
	Energy consumption intensity	KWh/person	558.02
	Indirect energy consumption	Kilowatt-hour (kWh)	1,523,961.00
	Purchased electricity[7]	Kilowatt-hour (kWh)	1,523,961.00
	Water consumption		
	Total water consumption[8]	Tonnes	12,577.00
	Per capita water consumption	Tonnes/person	4.61

[3] During the Reporting Period, Zhihu's GHG emissions were generated only from the use of purchased electricity, with no gasoline, diesel or natural gas consumption, resulting in zero direct GHG emissions. GHG emissions are calculated with reference to the calculation methods and emission factors in *The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard* and the *Notice on the Management of GHG Emissions Reporting for Power Generation Sector from 2023 to 2025*.

[4] Non-hazardous waste includes office waste, household waste, food waste and other non-hazardous waste.

[5] Hazardous waste includes selenium-containing and carbon-containing waste, electronic waste, spent fluorescent tubes, used batteries and other hazardous waste.

[6] During the Reporting Period, Zhihu did not generate direct energy consumption and all indirect energy consumption was generated from the use of purchased electricity, and therefore no direct energy consumption is shown.

[7] The purchased electricity data covers workplaces in all of Zhihu's operating locations, including those in Beijing, Shanghai, Chengdu, Guangzhou, Nanjing and Wuhan.

[8] The main sources of total water consumption in Zhihu are municipal water supply and drinking water, and there are no water purchases and no issues in sourcing water.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Social Key Performance Indicators

Category	Indicator	Unit	2023
Employment	Number of employees	Persons	2,731
	By employment type		
	Number of full-time employees	Persons	2,731
	Number of part-time employees	Persons	0
	By gender		
	Total number of male employees	Persons	1,246
	Total number of female employees	Persons	1,485
	By employee level		
	Total number of employees at senior management level	Persons	27
	Total number of employees at middle management level	Persons	174
	Total number of non-management employees	Persons	2,530
	By age		
	Number of employees under the age of 30	Persons	1,395
	Number of employees aged 30 and above	Persons	1,336
	By region		
	Number of employees based in the Mainland of China	Persons	2,728
	Number of employees based in Hong Kong, Macau and Taiwan, China and overseas regions	Persons	3

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2023
Employment	**Employee turnover**		
	Employee turnover rate of the year	%	26.7%
	By gender		
	Turnover rate of male employees	%	26.4%
	Turnover rate of female employees	%	27.0%
	By age		
	Turnover rate of employees under the age of 30	%	34.3%
	Turnover rate of employees aged 30 and above	%	18.7%
	By region		
	Employee turnover rate in the Mainland of China	%	26.7%
	Employee turnover rate in Hong Kong, Macao and Taiwan, China and overseas regions	%	33.3%
Development and Training	**Percentage of employees trained**		
	By gender		
	Percentage of male employees trained	%	51.7%
	Percentage of female employees trained	%	48.3%
	By employee level		
	Percentage of senior management trained	%	1.3%
	Percentage of middle management trained	%	6.1%
	Percentage of non-management employees trained	%	92.6%

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2023
Development and Training	**Average number of hours of training for employees by gender and employee category**		
	By gender		
	Average number of hours of training for male employees	Hours	14
	Average number of hours of training for female employees	Hours	15
	By employee level		
	Average number of hours of training for senior management	Hours	11
	Average number of hours of training for middle management	Hours	14
	Average number of hours of training for non-management employees	Hours	15
Health and Safety	Lost days due to work injury	Days	0
Supply Chain Management	Total number of suppliers	Unit	6,366
	By region		
	Number of suppliers in the Mainland of China	Unit	6,254
	Number of suppliers from Hong Kong, Macao and Taiwan, China and overseas regions	Unit	112

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

9.   REPORTING GUIDE CONTENT INDEX

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
A. Environmental	
A1 Emissions	
General Disclosure	6.1 Practicing Green Operations
A1.1 The types of emissions and respective emissions data.	N/A
A1.2 Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Key Performance Indicators
A1.5 Description of emissions target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A2 Use of Resources	
General Disclosure	6.1 Practicing Green Operations
A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility)	Key Performance Indicators
A2.2 Water consumption in total and intensity (e.g. per unit of production volume, per facility)	Key Performance Indicators
A2.3 Description of energy use efficiency target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	6.1 Practicing Green Operations
A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	N/A

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
A3 The Environment and Natural Resources	
General Disclosure	6.1 Practicing Green Operations
A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	6.1 Practicing Green Operations
A4 Climate Change	
General Disclosure	6.3 Addressing Climate Change
A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	6.3 Addressing Climate Change
B. Social	
Employment and Labor Practices	
B1 Employment	
General Disclosure	3.1 Protecting the Legitimate Rights and Interests of Employees
B1.1 Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Key Performance Indicators
B1.2 Employee turnover rates by gender, age group and region.	Key Performance Indicators
B2 Health and Safety	
General Disclosure	3.4 Creating a Safe Work Environment
B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	3.4 Creating a Safe Work Environment
B2.2 Lost days due to work injury.	Key Performance Indicators
B2.3 Description of occupational health and safety measures adopted, and how they are implemented and monitored.	3.4 Creating a Safe Work Environment
B3 Development and Training	
General Disclosure	3.2 Unleashing the Growth Potential of Employees
B3.1 The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Key Performance Indicators
B3.2 Average number of hours of training completed per employee by gender and employee category.	Key Performance Indicators

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
B4 Labor Standards	
General Disclosure	3.1 Protecting the Legitimate Rights and Interests of Employees
B4.1 Description of measures to review employment practices to avoid child and forced labor.	3.1 Protecting the Legitimate Rights and Interests of Employees
B4.2 Description of steps taken to eliminate such practices when discovered.	3.1 Protecting the Legitimate Rights and Interests of Employees
Operating Practices	
B5 Supply Chain Management	
General Disclosure	1.5 Supply Chain Management, Assured Procurement Compliance
B5.1 Number of suppliers by geographical region.	Key Performance Indicators
B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	1.5 Supply Chain Management, Assured Procurement Compliance
B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	1.5 Supply Chain Management, Assured Procurement Compliance
B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	1.5 Supply Chain Management, Assured Procurement Compliance
B6 Product Responsibility	
General Disclosure	1.1 Healthy Atmosphere, Premium Community
B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A
B6.2 Number of products and service related complaints received and how they are dealt with.	2.1 User-First Principle, Service Optimization
B6.3 Description of practices relating to observing and protecting intellectual property rights.	1.4 Intellectual Property Protection, Sustained Creative Energy
B6.4 Description of quality assurance process and recall procedures.	N/A
B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored.	2.3 Information Security, Privacy Protection

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Subject Areas, Aspects, General Disclosures and KPIs	Corresponding Section
B7 Anti-corruption	
General Disclosure	5.2 A Fair Business Environment
B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases.	5.2 A Fair Business Environment
B7.2 Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	5.2 A Fair Business Environment
B7.3 Description of anti-corruption training provided to directors and staff.	5.2 A Fair Business Environment
Community	
B8 Community Investment	
General Disclosure	4. Contributing to a Harmonious Society
B8.1 Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sports).	4. Contributing to a Harmonious Society
B8.2 Resources contributed (e.g., money or time) to the focus areas.	4. Contributing to a Harmonious Society

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2023, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[5]	Long position/ Short position
Mr. Zhou	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	18,708,973 Class A Ordinary Shares[1]	6.46%	Long Position
	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	18,145,605 Class B Ordinary Shares[1]	100%	Long Position
Mr. Dahai Li	Interest in controlled corporations	2,779,240 Class A Ordinary Shares[2]	0.96%	Long Position
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.03%	Long Position
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position
Mr. Hanhui Sam Sun	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.003%	Long Position

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested the Shares held by MO Holding Ltd.

(2)   Including 1,673,042 Shares held by Ocean Alpha Investment Limited and 1,106,198 Shares held by SEA & SANDRA Global Limited. The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Li. Mr. Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company.

(5)   The calculation is based on the total number of 289,573,989 Class A Ordinary Shares and 18,145,605 Class B Ordinary Shares in issue as of December 31, 2023.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2023, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2023, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[7]	Long Position/ Short Position
Class A Ordinary Shares				
Dandelion Investment Limited[1]	Beneficial interest	20,457,894	7.06%	Long position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	3.67%	Long position
Sogou Technology Hong Kong Limited[1]	Beneficial interest	6,991,039	2.41%	Long position
Tencent[1]	Interest in controlled corporations	38,066,599	13.15%	Long position
Cosmic Blue Investments Limited[2]	Beneficial interest	19,975,733	6.90%	Long position
Innovation Works Development Fund, L.P.[3]	Beneficial interest	13,546,835	4.68%	Long position
Innovation Works Holdings Limited[3]	Beneficial interest	4,425,715	1.53%	Long position
Qiming Venture Partners III, L.P.[4]	Beneficial interest	11,111,328	3.84%	Long position
Qiming Venture Partners III Annex Fund, L.P.[4]	Beneficial interest	3,376,577	1.17%	Long position
Qiming Managing Directors Fund III. L.P.[4]	Beneficial interest	348,791	0.12%	Long position
Qiming Corporate GP III, Ltd.[4]	Interest in controlled corporations	14,836,696	5.12%	Long position
MO Holding Ltd[5]	Beneficial interest	18,708,973	6.46%	Long position
AI Knowledge LLC	Beneficial interest	17,865,410	6.17%	Long position
SAIF IV Mobile Apps (BVI) Limited[6]	Beneficial interest	15,032,465	5.19%	Long position
Class B Ordinary Shares				
MO Holding Ltd[5]	Beneficial interest	18,145,605	100%	Long position

OTHER INFORMATION

Notes:

(1)   Dandelion Investment Limited, a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong, are subsidiaries of Tencent (HKEX stock code: 700).

(2)   Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX stock code: 1024).

(3)   Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Kai-Fu Lee.

(4)   Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(5)   MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(6)   SAIF IV Mobile Apps (BVI) Limited is a company incorporated in the British Virgin Islands and is wholly owned by SAIF Partners IV L.P.. The sole general partner of SAIF Partners IV L.P. is SAIF IV GP L.P., the sole general partner of which is SAIF IV GP Capital Ltd, a company incorporated in the Cayman Islands and wholly owned by Mr. Andrew Y. Yan.

(7)   The calculation is based on the total number of 289,573,989 Class A Ordinary Shares and 18,145,605 Class B Ordinary Shares in issue as of December 31, 2023.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2023, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan was adopted prior to the Listing, and expired before the amendments on Chapter 17 of the Listing Rules effective on January 1, 2023. No grants were made after the expiration of the 2012 Plan.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

OTHER INFORMATION

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

Maximum number of Shares. The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

Exercise price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

Duration. The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

Outstanding Awards. As of December 31, 2023, the outstanding Options and Restricted Shares are held by 189 and 284 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan during the Reporting Period. Saved as disclosed in this annual report, none of the grantees is a Director, member of the senior management or connected person of the Company. As of December 31, 2023, 288,374 outstanding Options and Restricted Shares were granted to five highest paid individuals under the 2012 Plan.

				Number of Awards					
Type of Awards	No. of Grantees	Dates of grant	Vesting period	Outstanding as of January 1, 2023(1)	Granted during the period	Cancelled/ Lapsed during the period	Exercised/ Vested during the period	Outstanding as of December 31, 2023	Exercise/ purchase price (US$)
Options	189 grantees in aggregate	September 1,2014 to July 2,2021	3-4 years	4,416,451	–	1,319,307	1,006,688	2,090,456	0.000125-7.51
Restricted Shares	284 grantees in aggregate	July 2,2021 to May 6,2022	4 years	2,061,072	–	275,591	633,863	1,151,618	0.000125-0.01

Notes:

(1) All the grantees are employees of the Group.

(2) The vesting period for the options is 3 to 4 years.

OTHER INFORMATION

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022, which complies with the then effective Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Participants. We may grant awards to directors, consultants, and employees of our company.

Scheme limit. The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Award in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Award in the form of restricted share units (the "**Restricted Share Unit Grant Limit**"). The numbers of Shares underlying options and restricted share units available for grant under the 2022 Plan were 13,042,731 and 22,284,347 respectively on January 1, 2023, and were 13,042,731 and 15,294,830 respectively on December 31, 2023.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Price. The plan administrator determines the exercise price for each option and the purchase price for each restricted share unit, which is stated in the relevant award agreement. The exercise price shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant. No cash consideration is payable on application or acceptance of the Award.

Vest and Exercise. The plan administrator shall determine the time or times at which an option maybe exercised in whole or in part, provided that the term of any option granted under the 2022 Plan shall not exceed ten years, except as otherwise provided under the 2022 Plan, whereas any option granted but not exercised by the end of its term will automatically lapse and be cancelled. For the restricted share units granted under the 2022 Plan, the plan administrator shall determine the date or dates on which the restricted share units shall become fully vested and nonforfeitable, the vesting conditions, and other terms and condition.

Duration. Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. The remaining life of the 2022 Plan is approximately eight years as of the Latest Practicable Date.

OTHER INFORMATION

<u>Outstanding Award.</u> As of December 31, 2023, the outstanding Restricted Shares are held by 395 grantees under the 2022 Plan. The below table shows the details of movements of the Award granted under the 2022 Plan from December 31, 2022 to December 31, 2023. As of December 31, 2023, 1,526,000 outstanding Restricted Shares were granted to five highest paid individuals under the 2022 Plan.

Type of awards	Dates of grant	Vesting period	Purchase price	Outstanding as of January 1, 2023	Granted during the Reporting Period	Number of Awards Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as of December 31, 2023	Closing price of Class A Ordinary Shares immediately before the dates of grant	Weighted average closing pricing of the Class A Ordinary Shares immediately before the dates of vest	Fair value of awards at the dates of grant (US$ in thousands)
Employees												
Restricted Shares	July 2, 2022 to December 1, 2022	0 to 48 months	US$0.01	7,298,187	–	1,539,250	–	1,788,625	3,970,312	US$2.06-US$3.38 per share	US$2.28 per share	17,532
Restricted Shares	January 10, 2023	0 to 48 months	US$0.01	–	3,594,494	17,075	–	1,380,150	2,197,269	US$3.52 per share	US$3.52 per share	12,832
Restricted Shares	April 28, 2023	0 to 48 months	US$0.01	–	1,544,000	7,225	–	311,900	1,224,875	US$2.14 per share	US$2.13 per share	3,381
Restricted Shares	July 5, 2023	0 to 48 months	US$0.01	–	2,207,433	55,775	–	1,007,625	1,144,033	US$2.38 per share	US$2.38 per share	5,011
Restricted Shares	October 27, 2023	0 to 48 months	US$0.01	–	2,699,200	–	–	268,800	2,430,400	US$2.04 per share	–	5,479
Restricted Shares	December 21, 2023	0 to 48 months	US$0.01	–	1,701,490	–	–	–	1,701,490	US$1.84 per share	–	3,272
Five highest paid individuals during the Reporting Period in aggregate												
Restricted Shares	August 31, 2022	0 to 48 months	US$0.01	720,000	–	180,000	–	–	540,000	US$2.62 per share	US$2.60 per share	1,850
Restricted Shares	January 10, 2023	12 months to 48 months	US$0.01	–	1,402,894	–	–	–	1,402,894	US$3.52 per share	–	5,008
Restricted Shares	December 21, 2023	0 to 48 months	US$0.01	–	986,000	–	–	–	986,000	US$1.84 per share	–	1,896

Notes:

(1) The fair values of the awards were calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and by reference to the market price of the Company's Shares at the respective grant date. Please see Notes 2 and 16 to the Consolidated Financial Statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value.

(2) To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, none of these grantees is (i) a Director, a chief executive, a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares in any 12-month period up to and including the grant date.

As permitted under the 2022 Plan, the awards to such employees have a mixed vesting schedule with a total vesting period over 12 months with certain awards to be vested within 12 months of the grant date.

The vesting of the awards to the grantees is subject to the achievement of performance targets. The Company has in place a standardize performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. In the event of a non-satisfactory rating in the annual performance review, the portion of awards to become vested in such year to the grantee shall be void and forfeited.

OTHER INFORMATION

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the Stock Exchange at the cost of the Company and will be held by Kastle Limited as the Trustee on trust for participants under the 2022 Plan before vesting.

The numbers of Shares that may be issued in respect of the Award granted under the 2022 plan during the Reporting Period divided by the weighted average number of Class A Ordinary Shares in issue for the Reporting Period is 3.74%. The total number of shares available for issue under the 2022 Plan as at the Latest Practicable Date is 31,858,777, representing 10.6% of the issued share capital as at the Latest Practicable Date.

USE OF PROCEEDS FROM ISSUE FOR CASH OF EQUITY SECURITIES

During the Reporting Period, the Company did not make any issue for cash of equity securities.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

EVENTS AFTER DECEMBER 31, 2023

Save as disclosed in this annual report, there was no significant event that might affect the Group after December 31, 2023, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial results of the Group for the Reporting Period were approved and authorised for issue by the Board on April 26, 2024.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of Zhihu Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 136 to 212, comprise:

*   the consolidated balance sheet as at December 31, 2023;

*   the consolidated statement of operations and comprehensive loss for the year then ended;

*   the consolidated statement of changes in shareholders' equity for the year then ended;

*   the consolidated statement of cash flows for the year then ended; and

*   the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Purchase price allocation for business combination

- Allowance for credit losses on trade receivables

- Goodwill impairment assessments

Key Audit Matter	How our audit addressed the Key Audit Matter
Purchase price allocation for business combination Refer to note 2(ac) and 9 to the consolidated financial statements. In April 2023, the Group acquired 51% equity interests of Xi'an Zhifeng Network Technology Co., Ltd. (referred to as "Xi'an Zhifeng") at a contingent aggregate purchase price, which was initially accounted for at fair value of RMB104.3 million. As of the acquisition date, the purchase price was allocated to the identified assets acquired and liabilities assumed, which were recorded at fair value, including intangible assets of RMB59.0 million and goodwill of RMB64.7 million. Management applied significant judgments in the determination of fair value of acquired intangible assets, the appropriate valuation models used in support of the purchase price allocation and the application of significant assumptions in the models, including forecasted revenue growth rates and discount rate used.	Our procedures in relation to the purchase price allocation for business combination included: - We obtained an understanding of management's internal control relating to the purchase price allocation, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; - We evaluated and tested the controls relating to the purchase price allocation, including controls over development of the estimates related to management's valuation of acquired intangible assets; - We assessed the competence, capability and objectivity of the external valuation expert engaged by the management;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter

There were significant judgments by management when developing the estimates and a high degree of auditor judgment and subjectivity in performing the procedures relating to the valuation of acquired intangible assets. This in turn led to significant audit effort in performing the procedures and evaluating management's significant judgments and assumptions related to the purchase price allocation.

- We examined the purchase agreement and assessed management's estimate of the fair value of acquired intangible assets including (i) evaluating the appropriateness of the valuation methods used, (ii) testing the completeness, accuracy and reliability of underlying data used in the valuation, (iii) evaluating the reasonableness of the significant assumptions, which involved considering the past performance of Xi'an Zhifeng and industry data, and (iv) testing the mathematical accuracy of the calculation of fair value of intangible assets in the valuation model; and

- Our internal valuation expert with specialized skills and knowledge was used to assist in the evaluation of the appropriateness of the valuation methods used by management and reasonableness of certain significant assumptions made by management with regard to the discount rate used when estimating the fair value of acquired intangible assets as of the acquisition date.

Based on the procedures performed, we considered that the significant assumptions and judgments made by management in estimating the purchase price allocation were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowance for expected credit losses on trade receivables	Our procedures in relation to the expected credit losses included:
Refer to note 2(j) and 4 to the consolidated financial statements.	• We obtained an understanding of management's internal control related to the estimation of the allowance for expected credit losses on trade receivables, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
As of December 31, 2023, the balance of gross trade receivables was RMB787.3 million, against which an allowance for expected credit losses of RMB122.7 million was made.	
The allowance for expected credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these receivables. Management applied significant judgments in the determination of models and the application of significant assumptions, including portfolio groups of trade receivables, and estimated credit loss rates.	• We evaluated and tested the control over the estimation of the allowance for expected credit losses on trade receivables;
	• We evaluated the outcome of the prior period assessment of the provision for loss allowance on trade receivables to assess the effectiveness of management's estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
There were significant judgments by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management's significant judgments and assumptions.	• We assessed the assumptions and judgments made by management with the assistance of our internal specialist by (i) assessing the appropriateness of the model and methodology used, (ii) assessing the reasonableness of portfolio groups of the receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups, and (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions; and • We tested the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and tested the mathematical accuracy of the calculation of the current expected credit losses. Based on the above procedures performed, we found that the significant judgments and assumptions made by management in estimating the allowance for credit losses on trade receivables were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill impairment assessments	Our procedures in relation to the goodwill impairment assessments included:
Refer to note 2(m) to the consolidated financial statements.	• We obtained an understanding of management's internal control relating to goodwill impairment assessments, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
As of December 31, 2023, the Company has a single reporting unit and the goodwill balance was RMB191.1 million. Management conducts an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired.	
The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. In addition to its annual test as of December 31, 2023, management performed a goodwill impairment test as of June 30, 2023, as a result of the changing market conditions and fluctuations in share price. Management determined the estimated fair value of the reporting unit exceeded its carrying value and that goodwill was not impaired as of June 30, 2023 and December 31, 2023. The Company's reporting unit estimated fair value was determined by management using the income approach. Management's estimate of fair value for the reporting unit included significant judgments and assumptions relating to revenue growth rates, profit margin and the discount rate.	• We evaluated and tested controls relating to management's goodwill impairment assessments, including controls over the valuation of the reporting unit;
	• We assessed the competence, capability and objectivity of the external valuation expert engaged by the management;
	• We evaluated the appropriateness of the income approach used by management;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter

There were significant judgments by management when developing the fair value estimate of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management's significant judgments and assumptions.

- We evaluated the completeness and accuracy of underlying data used in the income approach, and tested the mathematical accuracy of the calculation of fair value of the reporting unit in the valuation model;

- We evaluated the reasonableness of significant assumptions used by management related to revenue growth rates and profit margin, considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit;

- Our internal valuation expert with specialized skills and knowledge was used to assist in evaluating (i) the appropriateness of the valuation model and (ii) the reasonableness of the discount rate assumption.

Based on the above procedures performed, we considered that the significant judgments and assumptions made by management in performing the goodwill impairment assessments were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Cheuk Chi Shing.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 26, 2024

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023	2022
		RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(g)	2,106,639	4,525,852
Term deposits	2(h)	1,586,469	948,390
Short-term investments	6	1,769,822	787,259
Trade receivables	4	664,615	834,251
Amounts due from related parties	21	18,319	24,798
Prepayments and other current assets	5	232,016	199,249
Total current assets		**6,377,880**	7,319,799
Non-current assets:			
Property and equipment, net	7	10,849	7,290
Intangible assets, net	8	122,645	80,237
Goodwill	9	191,077	126,344
Long-term investments, net	2(o)	44,621	-
Right-of-use assets	10	40,211	100,119
Other non-current assets		7,989	22,450
Total non-current assets		**417,392**	336,440
Total assets		**6,795,272**	7,656,239
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB512,496 and RMB568,411 as of December 31, 2022 and 2023, respectively)			
Accounts payable and accrued liabilities	12	1,038,531	916,112
Salary and welfare payables	2(x)	342,125	283,546
Taxes payable	11	21,394	25,975
Contract liabilities	14	303,574	355,626
Amounts due to related parties	21	26,032	24,861
Short-term lease liabilities	10	42,089	53,190
Other current liabilities	13	171,743	165,531
Total current liabilities		**1,945,488**	1,824,841

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023 RMB	2022 RMB
Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB41,453 and RMB109,290 as of December 31, 2022 and 2023, respectively)			
Long-term lease liabilities	10	3,642	43,367
Deferred tax liabilities		22,574	11,630
Other non-current liabilities		121,958	82,133
Total non-current liabilities		148,174	137,130
Total liabilities		2,093,662	1,961,971
Commitments and contingencies	19		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 297,419,878 and 287,355,642 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	15	227	234
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 18,940,652 and 18,145,605 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	15	14	15
Treasury stock	18	(161,637)	(33,814)
Additional paid-in capital		13,487,371	13,615,042
Statutory reserves	2(ab)	2,680	–
Accumulated other comprehensive loss		(20,551)	(65,808)
Accumulated deficit		(8,708,294)	(7,861,973)
Total Zhihu Inc.'s shareholders' equity		4,599,810	5,653,696
Noncontrolling interests		101,800	40,572
Total shareholders' equity		4,701,610	5,694,268
Total liabilities and shareholders' equity		6,795,272	7,656,239

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2023 RMB	2022 RMB
Revenues (including transactions with related parties of RMB40,520 and RMB35,147 for the years ended December 31, 2022 and 2023, respectively)	22	**4,198,889**	3,604,919
Cost of revenues (including transactions with related parties of RMB149,547 and RMB37,074 for the years ended December 31, 2022 and 2023, respectively)	2(s)	**(1,903,041)**	(1,796,867)
Gross profit		**2,295,848**	1,808,052
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB2,541 and RMB2,585 for the years ended December 31, 2022 and 2023, respectively)	2(t)	**(2,048,090)**	(2,026,468)
Research and development expenses	2(v)	**(901,452)**	(763,362)
General and administrative expenses	2(u)	**(418,531)**	(621,973)
Total operating expenses		**(3,368,073)**	(3,411,803)
Loss from operations		**(1,072,225)**	(1,603,751)
Other income/(expenses):			
Investment income		**41,695**	70,380
Interest income		**158,671**	68,104
Fair value change of financial instruments		**(5,170)**	(176,685)
Exchange gains		**97**	71,749
Others, net		**49,236**	5,983
Loss before income tax		**(827,696)**	(1,564,220)
Income tax expense	11(b)	**(11,832)**	(14,183)
Net loss		**(839,528)**	(1,578,403)
Net income attributable to noncontrolling interests		**(4,113)**	(2,754)
Net loss attributable to Zhihu Inc.'s shareholders		**(843,641)**	(1,581,157)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2023 RMB	2022 RMB
Net loss		**(839,528)**	(1,578,403)
Other comprehensive income:			
Foreign currency translation adjustments		**45,257**	273,310
Total other comprehensive income		**45,257**	273,310
Total comprehensive loss		**(794,271)**	(1,305,093)
Net income attributable to noncontrolling interests		**(4,113)**	(2,754)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(798,384)**	(1,307,847)
Net loss per share, basic and diluted	17	**(2.82)**	(5.19)
Weighted average number of ordinary shares, basic and diluted	17	**299,132,894**	304,836,318
Share-based compensation expenses included in:			
Cost of revenues	16	**9,751**	11,861
Selling and marketing expenses	16	**13,882**	24,334
Research and development expenses	16	**49,847**	62,503
General and administrative expenses	16	**91,176**	275,197

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	–	(65,808)	(7,861,973)	40,572	5,694,268
Net loss											(843,641)	4,113	(839,528)
Share-based compensation expenses	16							115,358				49,298	164,656
Acquisition of a subsidiary												7,327	7,327
Capital contribution from noncontrolling interests												490	490
Foreign currency translation adjustment										45,257		–	45,257
Repurchase of shares	18					(24,582,185)	(369,569)					–	(369,569)
Cancellation of shares	18	(13,482,680)	(12)			13,482,680	241,746	(248,108)				–	(6,374)
Exercise of share options and restricted shares		4,885,428	4					5,079					5,083
Conversion of ordinary shares		795,047	1	(795,047)	(1)								–
Appropriations to statutory reserves									2,680		(2,680)		–
Balance as of December 31, 2023		280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023
(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total shareholders' equity
		Shares	Amount	Shares	Amount	Shares	Amount					
			RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		**277,733,814**	**226**	**19,227,592**	**15**	**–**	**–**	**13,350,347**	**(339,118)**	**(6,280,816)**	**7,495**	**6,738,149**
Net loss		–	–	–	–	–	–	–	–	(1,581,157)	2,754	(1,578,403)
Share-based compensation expenses	16	–	–	–	–	–	–	350,810	–	–	23,085	373,895
Acquisition of a subsidiary		–	–	–	–	–	–	–	–	–	7,238	7,238
Foreign currency translation adjustment		–	–	–	–	–	–	–	273,310	–	–	273,310
Repurchase of shares	18	–	–	–	–	(7,032,108)	(127,962)	–	–	–	–	(127,962)
Cancellation of shares	18	(4,866,021)	(4)	–	–	4,866,021	94,148	(97,508)	–	–	–	(3,364)
Proceeds/receivables in relation to share options		–	–	–	–	–	–	11,405	–	–	–	11,405
Exercise of share options and restricted shares		14,994,777	12	–	–	–	–	(12)	–	–	–	–
Conversion of ordinary shares		286,940	–	(286,940)	–	–	–	–	–	–	–	–
Balance as of December 31, 2022		**288,149,510**	**234**	**18,940,652**	**15**	**(2,166,087)**	**(33,814)**	**13,615,042**	**(65,808)**	**(7,861,973)**	**40,572**	**5,694,268**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2023 RMB	2022 RMB
Cash flows from operating activities:			
Net loss		**(839,528)**	(1,578,403)
Depreciation of property and equipment and amortization of intangible assets	7, 8	**24,892**	25,210
Share-based compensation expenses	16	**164,656**	373,895
Accrued investment income of short-term investments		**(37,514)**	(31,537)
Deferred income tax		**(3,806)**	(2,400)
Provision of allowance for expected credit loss		**29,916**	34,457
Loss on disposal of property and equipment		**402**	77
Impairment of long-term investments		**–**	20,894
Fair value change of financial instruments		**5,170**	176,685
Changes in operating assets and liabilities:			
Trade receivables		**64,411**	(132,839)
Prepayments and other current assets		**(41,724)**	87,134
Right-of-use assets		**59,908**	26,393
Other non-current assets		**13,061**	382
Accounts payable and accrued liabilities		**220,243**	(15,870)
Contract liabilities		**(87,060)**	78,219
Amounts due from/to related parties		**7,442**	(65,287)
Taxes payable		**(4,692)**	(40,849)
Salary and welfare payables		**56,869**	(36,542)
Other current liabilities		**2,653**	(8,472)
Lease liabilities		**(50,826)**	(26,101)
Net cash used in operating activities		**(415,527)**	(1,114,954)
Cash flows from investing activities:			
Cash paid for long-term investments		**(30,000)**	–
Purchases of short-term investments		**(7,533,252)**	(10,546,256)
Proceeds of maturities of short-term investments		**6,584,256**	12,046,130
Purchases of term deposits		**(2,677,594)**	(3,571,690)
Proceeds from withdrawal of term deposits		**2,047,915**	5,768,675
Purchase of intangible assets		**(381)**	–
Purchases of property and equipment		**(8,489)**	(714)
(Payment for)/proceeds from disposal of property and equipment		**(5)**	123
Acquisition of subsidiaries, net of cash acquired		**(63,590)**	(60,608)
Payment of foreign exchange options		**–**	(145,193)
Net cash (used in)/provided by investing activities		**(1,681,140)**	3,490,467

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2023 RMB	2022 RMB
Cash flows from financing activities:			
Proceeds received from employees in relation to share options		**4,513**	19,612
Payments for repurchase of shares	18	**(369,569)**	(127,962)
Net cash used in financing activities		**(365,056)**	(108,350)
Effect of exchange rate changes on cash and cash equivalents		**42,510**	101,528
Net (decrease)/increase in cash and cash equivalents		**(2,419,213)**	2,368,691
Cash and cash equivalents at beginning of the year		**4,525,852**	2,157,161
Cash and cash equivalents at end of the year		**2,106,639**	4,525,852
Supplemental disclosures of cash flows information:			
Cash paid for income taxes, net of tax refund		**11,143**	16,917
Supplemental schedule of non-cash investing and financing activities:			
Unpaid consideration for acquisition (including contingent consideration)		**78,362**	22,858
Unpaid consideration for long-term investments		**14,621**	–

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES

(a) Principal activities

Zhihu Inc., (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group"), is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). The Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America in March 2021, and successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited in April 2022.

As of December 31, 2023, the Company's major subsidiaries, VIEs and VIE's subsidiaries are as follows:

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities
Major Subsidiaries				
Zhihu Technology (HK) Limited	Hong Kong, June 17, 2011	US$1,218,144,100	100%	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, January 18, 2012	US$1,066,916,517	100%	Technology, business support and consulting service in the PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC, January 22, 2018	US$100,000,000	100%	Information and marketing service in the PRC
Shanghai Zhishi Technology Co., Ltd.	PRC, September 7, 2021	–	55%	Technology and consulting service in the PRC
Shanghai Paya Information Technology Co., Ltd.	PRC, November 11, 2021	–	55%	Consulting service in the PRC
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, May 27, 2016	RMB500,000	100%	Technology, business support in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(a) Principal activities (continued)

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, September 21, 2017	RMB100,000	100%	Information transmission, software and information technology service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, July 18, 2023	–	100%	Technology and consulting service in the PRC
VIEs				
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, June 8, 2011	RMB1,658,200	100%	Internet service in the PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, July 10, 2021	–	55%	Vocational training in the PRC
Shanghai Biban Network Technology Co., Ltd.	PRC, November 17, 2021	RMB1,067,400	55%	Vocational training in the PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC, July 19, 2023	–	100%	Information and consulting service in the PRC
VIE's subsidiaries				
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, November 8, 2017	RMB10,000,000	100%	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, February 21, 2023	–	100%	Internet service in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries

The Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Technology Co., Ltd, Shanghai Paya Information Technology Co., Ltd. and Wuhan Bofeng Technology Co., Ltd. ("WFOEs"), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd, Shanghai Biban Network Technology Co., Ltd and Wuhan Xinyue Network Technology Co., Ltd. ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, and the financial results of operations, assets and liabilities of the VIEs are consolidated pursuant to U.S. GAAP (ASC 810) in the Group's consolidated financial statements.

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

i)   *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

i) *Contracts that give the Company effective control of the VIEs (continued)*

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEsheld by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

ii) *Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs*

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   *Risks in relation to VIE structure*

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. However, uncertainties still exist in relation to further application and improvement of the Foreign Investment Law and its current implementation and interpretation rules. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

- shut down all or part of the Group's websites, apps or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii) *Risks in relation to VIE structure (continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, each agreement of the contractual arrangements between the WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors' rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Therefore there is no assurance that relevant PRC authorities will not ultimately take a contrary view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

The following consolidated financial information of the Group's VIEs and their subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,	
	2023	2022
	RMB	*RMB*
ASSETS		
Current assets:		
Cash and cash equivalents	**358,635**	250,759
Short-term investments	**85,301**	38,500
Trade receivables	**115,888**	121,796
Amounts due from related parties	**1,869**	22,013
Amounts due from Group companies	**34,099**	8,671
Prepayments and other current assets	**81,290**	68,491
Non-current assets:		
Property and equipment, net	**489**	813
Intangible assets, net	**107,481**	66,124
Goodwill	**168,246**	103,514
Right-of-use assets	**4,205**	4,772
Other non-current assets	**7,855**	8,943
Total assets	**965,358**	694,396
Current liabilities		
Accounts payable and accrued liabilities	**275,469**	187,595
Salary and welfare payables	**22,415**	10,132
Taxes payable	**10,708**	3,925
Contract liabilities	**231,308**	269,425
Amounts due to related parties	**2,787**	16,000
Amounts due to Group companies[a]	**274,808**	145,247
Short-term lease liabilities	**1,477**	2,428
Other current liabilities	**24,247**	22,991
Non-current liabilities		
Long-term lease liabilities	**2,003**	2,525
Deferred tax liabilities	**19,919**	8,555
Other non-current liabilities	**87,368**	30,373
Total liabilities	**952,509**	699,196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Inter-company revenues	**485**	866
Third-party revenues	**2,445,830**	1,548,003
Inter-company cost[a]	**(804,488)**	(582,440)
Third-party cost	**(845,458)**	(618,365)
Gross Profit	**796,369**	348,064
Operating expenses[a]	**(847,972)**	(361,723)
Other income	**20,302**	9,452
Loss before income tax	**(31,301)**	(4,207)
Income tax expense	**(7,070)**	(6,948)
Net loss	**(38,371)**	(11,155)
Net loss attributable to noncontrolling interests	**1,758**	128
Net loss attributable to the Company	**(36,613)**	(11,027)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Purchases of goods and services from		
Group Companies[a]	**(878,010)**	(906,100)
Operating activities with external parties	**1,093,734**	727,853
Net cash provided by/(used in) operating activities	**215,724**	(178,247)
Purchases of short-term investments	**(431,000)**	(1,513,535)
Proceeds of maturities of short-term investments	**387,014**	1,924,071
Other investing activities with external parties	**(63,862)**	(40,843)
Net cash (used in)/provided by investing activities	**(107,848)**	369,693
Net increase in cash and cash equivalents	**107,876**	191,446
Cash and cash equivalents at beginning of the year	**250,759**	59,313
Cash and cash equivalents at end of the year	**358,635**	250,759

(a)   VIEs have incurred RMB572.3 million and RMB857.4 million in fees related to services provided by the WFOEs and WFOEs and concurrently recognized the same amounts as revenues for the years ended December 31, 2022 and 2023, respectively. In 2022 and 2023, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB896.3 million and RMB834.5 million, respectively. The unsettled balance in respect of such transactions was RMB54.6 million and RMB130.8 million as of December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii) Risks in relation to VIE structure (continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.9 million and RMB23.9 million as of December 31, 2022 and 2023, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c) Liquidity

The Group incurred net losses of RMB1,578.4 million and RMB839.5 million for the years ended December 31, 2022 and 2023, respectively. Net cash used in operating activities was RMB1,115.0 million and RMB415.5 million for the years ended December 31, 2022 and 2023, respectively. Accumulated deficit was RMB7,862.0 million and RMB8,708.3 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. As of December 31, 2022 and 2023, the Group had RMB5,495.0 million and RMB4,432.4 million of net current assets. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the Group's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and the purchase price allocation in relation to acquisitions and goodwill impairment assessments.

(d)   Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Functional currency and foreign currency translation (continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.

(e) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   Fair value measurements (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

*   Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

*   Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

*   Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, trade receivables, other receivables and amounts due from/to related parties, accounts payable and accrued liabilities and other current liabilities and contingent consideration in relation to acquisitions. As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 20 for additional information of contingent consideration payables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)   Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented.

(i)   Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected "investment income" in the consolidated statements of operations and comprehensive loss as other income/(expense).

(j)   Expected credit losses

In 2016, the Financial Accounting Standards Board ("FASB") issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group's trade receivables and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)   Expected credit losses (continued)

The Group's trade receivables consist primarily of advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB927.1 million and RMB787.3 million as of December 31, 2022 and 2023, against which an allowance for expected credit losses of RMB92.9 million and RMB122.7 million was made as of December 31, 2022 and 2023. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2022 and 2023 (in thousands):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Beginning balance	**94,988**	60,531
Additional allowance for credit losses, net of recoveries	**29,916**	34,457
Write-off	**(48)**	–
Ending balance	**124,856**	94,988

(k)   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Electronic equipment	3 years
Office equipment and furniture	3 – 5 years
Leasehold improvement	Shorter of their useful life and the lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Intangible assets, net

Separately acquired license, software and other intangible assets are shown at historical cost. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. They have finite useful lives and are subsequently carried at cost less accumulated amortization and impairment losses (if any). The Group amortizes intangible assets with a limited useful life using the straight-line method over the following years:

Licenses	5 years
Software	10 years
Content	5 years
Brand name	10 years
Technology	5 years

(m) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted Accounting Standards Update ("ASU") No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

The Group as a whole is determined to be one reporting unit for goodwill impairment testing. For the year ended December 31, 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded. During the year ended December 31, 2023, due to the changing market conditions and fluctuations in our share price, the Group performed both qualitative and quantitative analysis as of June 30, 2023 and December 31, 2023. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying income approach. The judgment in estimating the fair value of the reporting unit includes revenue growth rates and profit margin, determining appropriate discount rates and making other assumptions. Based on the quantitative assessment, management determined no impairment loss was recorded for the year ended December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2022 and 2023.

(o)   Long-term investment, net

The Company's long-term investments consist of investments in privately held companies. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees' cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the excess of the investment's cost over its fair value at the balance sheet date of the reporting year for which the assessment is made. The fair value would then become the new cost basis of investment. For the years ended December 31, 2022 and 2023, RMB20.9 million and nil impairment losses were recognized, respectively.

(p)   Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group's balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments in the statements of operations and comprehensive loss. For years ended December 31, 2022 and 2023, a loss of RMB145.2 million and nil were recorded in fair value change of financial instruments, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Leases

In February 2016, FASB issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the year in which the obligation for those payments is incurred.

(r) Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (continued)

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Paid membership services
The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers membership service which provides subscription members' access right to premium content. Membership periods range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (continued)

Paid membership services (continued)

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the years ended December 31, 2022 and 2023.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the years ended December 31, 2021, 2022 and 2023, and treated as a reduction of consideration.

Marketing services

The Group derives its marketing services revenues principally from advertising services and content commerce solution services.

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launched screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charges for display-based advertisements using the cost-per-mille ("CPM") model and cost-per-day ("CPD") model, and primarily charges for performance-based advertisements by the cost-by-click ("CPC") model and CPM model.

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (continued)

Marketing services (continued)

The Group recognizes marketing services revenue based on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within the arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of marketing services are summarized as below:

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with customers. A qualified display is defined as the appearance of an advertisement or designated content, where it meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for marketing services stated in the contract with the customer and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of the advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volumes of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Revenue recognition (continued)

Vocational Training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from the sales of our private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Nonmonetary transactions

The group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties' advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the years ended December 31, 2022 and 2023.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)   Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(t)   Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2022 and 2023, advertising expenses were RMB967.4 million and RMB721.9 million, respectively.

(u)   General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(v)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, expenses incurred for new technology and product development and product enhancements, rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

(w)   Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Incentive Plan" or the "Plan". The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)   Share-based compensation (continued)

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

The fair value of options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(x)   Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. For the years ended December 31, 2022 and 2023, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB216.2 million and RMB236.6 million for the years ended December 31, 2022 and 2023, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB90.4 million and RMB70.7 million as of December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)   Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the year of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2022 and 2023, respectively.

(z)   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)   Net loss per share

Net loss per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company's convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury stock. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(ab)   Statutory reserves

In accordance with China's Company Laws, the Company's VIEs in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People's Republic of China ("PRC GAAP")), after offsetting accumulated losses from prior years to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab)   Statutory reserves (continued)

Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiary that is a foreign investment enterprise in China has to make appropriations from their after-tax profit (as determined under PRC GAAP), after offsetting accumulated losses from prior years to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc. Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.

The use of general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company.

The Group did not make any appropriations to its any reserve fund for the year ended December 31, 2022, as each subsidiary was in an accumulated loss position. The Group made RMB2.7 million appropriations to its statutory reserve fund for the year ended December 31, 2023.

(ac)   Business combination and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ac)   Business combination and noncontrolling interests (continued)

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company's majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity, which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

(ad)   Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in (deficit)/equity of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ae)   Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 18 for details.

(af)   Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ag)   Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group adopted ASU 2021-08 effective January 1, 2023. ASU 2021-08 did not have a material impact on disclosures in the Group's on its consolidated financial statements.

(ah)   Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group's fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of this update on its consolidated financial statements.

3.   CONCENTRATIONS AND RISKS

(a)   Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5%, 2%, 9% and 2% in 2018, 2019, 2022 and 2023, respectively. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)   Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2022 and 2023, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.   CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Credit and concentration risk (continued)

Trade receivables are typically unsecured and are generally derived from customers. No single customer represented greater than 10% of the Group's total revenues for the years ended December 31, 2022 and 2023. Two customers accounted for greater than 10% of the Group's trade receivables as of December 31, 2022 and 2023.

No single suppliers represented greater than 10% of the Group's total purchases for the years ended December 31, 2022 and 2023, respectively, but accounts payable due to one supplier accounted for greater than 10% of the Group's accounts payable as of December 31, 2022 and 2023.

(c)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB3,455.3 million and RMB3,165.8 million as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4.   TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Trade receivables, gross	**787,315**	927,132
Provision of allowance for expected credit losses	**(122,700)**	(92,881)
Trade receivables, net	**664,615**	834,251

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.   TRADE RECEIVABLES (CONTINUED)

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
0-3 months	**369,223**	451,360
3-6 months	**132,155**	143,434
6-12 months	**103,122**	153,255
Over 1 year	**182,815**	179,083
Trade receivables, gross	**787,315**	927,132

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Deductible input value-added tax	**21,272**	29,941
Prepayment for promotion and advertising expense and other operation expenses	**63,322**	59,409
Other receivable related to exercise of employee options	**13,577**	11,216
Prepaid content costs	**28,857**	36,884
Interest income receivables	**30,257**	12,320
Rental and other deposits	**35,689**	31,181
Inventories	**22,186**	10,347
Others	**16,856**	7,951
Total	**232,016**	199,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.   SHORT-TERM INVESTMENTS

As of December 31, 2022 and 2023, the Group's short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. The following is a summary of short-term investments (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Structured deposits	330,754	380,941
Wealth management products	1,439,068	406,318
Total	1,769,822	787,259

During the years ended December 31, 2022 and 2023, the Group recorded investment income related to short-term investments of RMB70.4 million and RMB41.7 million in the consolidated statements of operations and comprehensive loss, respectively.

7.   PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Electronic equipment	18,084	16,391
Office equipment and furniture	7,686	7,559
Leasehold improvements	19,384	14,021
Total	45,154	37,971
Less: Accumulated depreciation	(34,305)	(30,681)
Net book value	10,849	7,290

Depreciation expenses were RMB5.6 million and RMB4.8 million for the years ended December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.   INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2023		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	6,378	(1,789)	4,589
License	54,904	(54,904)	–
Content	51,600	(19,558)	32,042
Brand name	91,000	(12,242)	78,758
Technology	10,200	(3,218)	6,982
Others	299	(25)	274
Total	214,381	(91,736)	122,645

	As of December 31, 2022		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	3,192	(1,322)	1,870
License	54,904	(54,904)	–
Content	38,300	(9,903)	28,397
Brand name	48,000	(4,217)	43,783
Technology	7,500	(1,313)	6,187
Others	9	(9)	–
Total	151,905	(71,668)	80,237

Amortization expenses were RMB21.5 million and RMB20.1 million for the years ended December 31, 2022 and 2023, respectively. No impairment charge was recognized for any of the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2023, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

	RMB
2024	22,127
2025	22,127
2026	18,697
2027	14,340
2028	10,509
Thereafter	34,845
Total	122,645

9. BUSINESS COMBINATION

Beijing Pocket Gardener Technology Co., Ltd., a Chinese company, through its subsidiaries (collectively referred to as the "Yiqikao"), is a vocational training provider which mainly focuses on teacher qualification and recruitment tutoring courses, and civil servants examination tutoring courses. In September 2022, the Group acquired 51% of the equity interest in Yiqikao at an aggregate purchase price of RMB99.8 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Yiqikao's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45.0% shares held by the founder is subject to a 4 years' service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45.0% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 96.0% of equity interests at the acquisition date with 45.0% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	12,624
Amortizable intangible assets	
Brand name	23,000
Content	6,800
Technology	3,500
Financial instruments arising from acquisition	8,700
Goodwill	52,444
Noncontrolling interests	(7,238)
	99,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION (CONTINUED)

Total purchase price comprised of (in thousands):

	RMB
Cash consideration	66,530
Contingent consideration at fair value	33,300
Total	99,830

Goodwill arising from the above acquisition was attributable to the synergies expected from the combined operations of Yiqikao and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Yiqikao have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

Xi'an Zhifeng Network Technology Co., Ltd. (referred to as "Xi'an Zhifeng"), a Chinese company, is a vocational training provider which mainly focuses on Master of Business Administration (the "MBA") examination tutoring courses. In April 2023, the Group acquired 51% of the equity interest in Xi'an Zhifeng at an contingent aggregate purchase price, which was initially accounted for at fair value of RMB104.3 million. Contingent consideration is subject to Xi'an Zhifeng's future operating results and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The 34.0% shares held by the founder is subject to a 4 years' service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either require the redemption of the shares by the founder or to purchase the remaining 34.0% shares held by the founder at nominal consideration. Moreover, Zhihu has the right to acquire the 34% equity interest held by the founder if certain performance targets are met by Xi'an Zhifeng at the price determined based on a pre-agreed formula. In addition, additional 11.4% shares are reserved to be awarded to employees of Xi'an Zhifeng in future. As such, the transaction was regarded as if the Group has effectively acquired 96.4% of equity interests at the acquisition date with 34.0% equity interests granted to the founder as share-based compensation for the future service and a put and a call option which are recognized as financial instruments measured at fair value. The remaining 3.6% of equity interests were accounted for as noncontrolling interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION (CONTINUED)

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	1,052
Amortizable intangible assets	
Brand name	43,000
Content	13,300
Technology	2,700
Financial instruments arising from acquisition	1,600
Goodwill	64,733
Deferred tax liabilities	(14,750)
Noncontrolling interests	(7,327)
	104,308

Goodwill arising from the above acquisition was attributable to the synergies expected from the combined operations of Xi'an Zhifeng and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Xi'an Zhifeng have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

10.   LEASE

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2022 and 2023, the Group recorded right-of-use assets of approximately RMB100.1 million and RMB40.2 million and lease liabilities of approximately RMB96.6 million and RMB45.7 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Cash payments for operating leases	48,613	56,717
Right-of-use assets obtained in exchange for operating lease liabilities	27,853	24,818

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. LEASE (CONTINUED)

Future lease payments under operating leases as of December 31, 2023 were as follows (in thousands):

	RMB
2024	**42,956**
2025	**3,110**
2026	**654**
Total future lease payments	**46,720**
Less: imputed interest	**(989)**
Total lease liabilities	**45,731**

The weighted-average remaining lease term was 2.01 years and 0.92 years as of December 31, 2022 and 2023, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2022 and 2023 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2022 and 2023 was RMB54.3 million and RMB58.4 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2022 and 2023 were RMB2.4 million and RMB5.8 million, respectively.

No lease contract was early terminated for the years ended December 31, 2022. The right-of-use assets and lease liabilities early terminated for the year ended December 31, 2023 were RMB32.5 million and RMB32.4 million, respectively.

11. TAXATION

(a) Value-added tax ("VAT")
The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes
Composition of income tax
The current income tax expenses for the years ended December 31, 2022 and 2023 were approximately RMB16,583,000 and RMB15,638,000 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

(b) Income taxes (continued)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs").

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Two subsidiaries of the Company were accredited as HNTEs and were entitled to a preferential income tax rate at 15% for the years ended December 31, 2022 and 2023. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities' tax filings. The tax years ended December 31, 2019 through 2023 for the Company's PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

(b) Income taxes (continued)

China (continued)

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group's income tax expense of the year presented are as follows (in thousands):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Income tax computed at statutory EIT rate (25%)	**(206,902)**	(391,056)
Permanent differences[1]	**(96,793)**	47,981
Effect of different tax jurisdictions	**(20,216)**	20,714
Effect of preferential tax rate	**98,329**	151,971
Change in deferred tax assets valuation allowance	**237,414**	184,573
Income tax expenses	**11,832**	14,183

(1) The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Tax holiday effect	**98,329**	151,971
Basic and diluted net loss per share effect	**0.33**	0.50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. TAXATION (CONTINUED)

(c)   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Deferred tax assets:		
Net operating tax loss carry forwards	**679,789**	461,751
Advertising and promotion expenses in excess of deduction limit	**310,560**	296,037
Provision of allowance for expected credit losses	**31,140**	23,178
Payroll and expense accrued	**9,145**	12,254
Less: valuation allowance	**(1,030,634)**	(793,220)
Total deferred tax assets, net	**–**	–
Deferred tax liabilities:		
Acquired intangible assets	**22,574**	11,630
Total deferred tax liabilities	**22,574**	11,630

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2023	2022
	RMB	RMB
Deferred tax assets:		
Balance as of January 1	**(793,220)**	(608,647)
Change of valuation allowance	**(237,414)**	(184,573)
Balance as of December 31	**(1,030,634)**	(793,220)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(c)   Deferred tax assets and liabilities (continued)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity's expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2023, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

	RMB
Loss expiring in 2024	**32,013**
Loss expiring in 2025	**172,024**
Loss expiring in 2026	**297,850**
Loss expiring after 2026	**3,816,396**
Total	**4,318,283**

(d)   Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China.

According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation ("SAT") further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
0-3 months	836,438	840,404
3-6 months	131,795	48,298
6-12 months	69,028	26,119
Over 1 year	1,270	1,291
Total	1,038,531	916,112

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

13. OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2022 and 2023 (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Payable of deposits	19,889	23,455
Accrued VAT tax payable	55,592	42,204
Payable to the users	9,989	28,243
Payable of employee benefits	8,617	8,637
Consideration and contingent consideration payables for acquisitions	29,991	43,565
Reimbursement from the depositary bank	43,513	12,376
Others	4,152	7,051
Total	171,743	165,531

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. CONTRACT LIABILITIES

Contract liabilities primarily relate to the payments received for advertising services, paid content services, content-commerce solutions and vocational training in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Group's customers, which was in line with the growth of revenues in content-commerce solutions, paid membership service and vocational training. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB215.5 million and RMB319.3 million for the years ended December 31, 2022 and 2023, respectively.

15. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii)50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4.8 billion) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In December 2021, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is 39,128,194 Class A ordinary shares, an aggregate number of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months or vested in equal yearly installments over the following three years.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

Compensation expenses related to options granted during 2012 and 2013 with a performance condition of an IPO were RMB6.3 million, for which the service condition had been met and were recognized when the performance target of an IPO was achieved in March 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (CONTINUED)

Share options activities

The following table presents a summary of the Company's options activities for the years ended December 31, 2022 and 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)	*US$*		*(US$ in thousands)*
Outstanding as of January 1, 2023	**6,038**	**2.68**	**6.08**	**6,838**
Granted	**–**	**–**		
Exercised	**(1,888)**	**0.37**		
Forfeited	**(314)**	**1.37**		
Outstanding as of December 31, 2023	**3,836**	**3.88**	**5.44**	**992**
Exercisable as of December 31, 2023	**3,370**	**4.18**	**5.23**	**216**
Outstanding as of January 1, 2022	21,184	1.10	6.39	211,515
Granted	–	–		
Exercised	(14,289)	0.32		
Forfeited	(857)	2.89		
Outstanding as of December 31, 2022	6,038	2.68	6.08	6,838

No options were granted for the years ended December 31, 2022 and 2023. The total intrinsic value of share options exercised was US$65.0 million and US$4.1 million for the years ended December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activities for the years ended December 31, 2022 and 2023:

	Number of Restricted shares (in thousands)	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2023	19,316	4.75
Granted	11,747	2.55
Vested	(3,012)	4.46
Forfeited	(5,513)	3.66
Unvested as of December 31, 2023	22,538	3.91
Unvested as of January 1, 2022	1,481	22.22
Granted	20,116	4.11
Vested	(738)	12.90
Forfeited	(1,543)	9.33
Unvested as of December 31, 2022	19,316	4.75

As of December 31, 2023, the weighted average remaining contractual life of outstanding restricted shares is 8.81 years.

Valuation

Prior to the completion of the initial public offering in the United States, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted the equity allocation model to determine the fair value of each underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined, on a best estimate basis, by the Company.

After the completion of the initial public offering in the United States, the fair value of the share options is estimated based on the fair market value of the underlying ordinary shares at the grant date.

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB350.9 million and RMB115.4 million for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, total unrecognized compensation expenses under the Plan granted after 2013 were US$22.8 million, which is expected to be recognized over a weighted average period of 2.2 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.   NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2022 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	For the Year Ended December 31,	
	2023	2022
Numerator (RMB in thousands):		
Net loss	**(839,528)**	(1,578,403)
Net income attributable to noncontrolling interests	**(4,113)**	(2,754)
Accretions of preferred shares to redemption value	**–**	–
Net loss attributable to ordinary shareholders	**(843,641)**	(1,581,157)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**299,132,894**	304,836,318
Weighted average number of ordinary shares outstanding, diluted	**299,132,894**	304,836,318
Net loss per share, basic (RMB)	**(2.82)**	(5.19)
Net loss per share, diluted (RMB)	**(2.82)**	(5.19)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,	
	2023	2022
Share options	**3,130,720**	5,144,513

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. TREASURY STOCK

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million in the next 12 months. The share repurchase program was extended for another 12 months until June 10, 2024, which was approved by the Company's annual general meeting held on June 30, 2023. As of December 31, 2023, the Company has repurchased a total of 26.3 million Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$58.5 million (RMB417.3 million). As of December 31, 2023, the number of Class A Ordinary Shares in issue was reduced by 18.3 million shares as a result of the cancellation of the repurchased shares. In addition, as of December 31, 2023, the Company has repurchased a total of 5.3 million Class A ordinary shares for a total consideration of US$10.6 million (RMB75.2 million) to be utilized upon vesting of restricted shares in future.

19. COMMITMENTS AND CONTINGENCIES

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2023 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.   FAIR VALUE MEASUREMENT

(a)   Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2023 (in thousands):

Items	Fair Value as of December 31, 2023	Fair value measurement at reporting date using		
		Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	RMB	*RMB*	*RMB*	*RMB*
Assets				
Short-term investments	**1,769,822**	**–**	**1,769,822**	**–**
Liabilities				
Contingent consideration payables for acquisitions (current)	**20,741**	**–**	**–**	**20,741**
Contingent consideration payables for acquisitions (non-current)	**112,902**	**–**	**–**	**112,902**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.   FAIR VALUE MEASUREMENT (CONTINUED)

(a)   Assets and liabilities measured at fair value on a recurring basis (continued)

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2022 (in thousands):

		Fair value measurement at reporting date using		
Items	Fair Value as of December 31, 2022	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets				
Short-term investments	787,259	–	787,259	–
Liabilities				
Contingent consideration payables for acquisitions (current)	38,940	–	–	38,940
Contingent consideration payables for acquisitions (non-current)	74,618	–	–	74,618

Short-term investments

As of December 31, 2022 and 2023, the Group's short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions

The Group's estimated liability for contingent consideration payables for our acquisitions measured at fair (see Note (9)). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For years ended December 31, 2022 and 2023, the Group recognized a loss of RMB31.5 million and RMB5.2 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.   FAIR VALUE MEASUREMENT (CONTINUED)

(a)   Assets and liabilities measured at fair value on a recurring basis (continued)

Other financial instruments

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

(b)   Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. As of December 31, 2022, the equity investment was measured using significant unobservable inputs (Level 3) and written down from its carrying value to fair value, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee company, with impairment charges incurred and recorded in earnings for the year ended December 31, 2022. And no measurement event occurred during the year ended December 31, 2023. The equity securities without readily determinable fair value were nil and RMB44.6 million as of December 31, 2022 and 2023.. The Group recognized impairment charges of RMB20.9 million and nil for the equity investment for the years ended December 31, 2022 and 2023, respectively.

The Group's other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. No impairment charges of these assets arising from our acquisitions was recognized for the years ended December 31, 2022 and 2023.

21.   RELATED PARTY TRANSACTIONS

During the years presented, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the "Kuaishou Group")	A shareholder that has significant influence over the Group
Beijing Mianbi Intelligent Technology Co., Ltd. ("Mianbi") and its subsidiaries	An investee of the Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Significant transactions with related parties

The following table presents significant transactions with Tencent Group, Kuaishou Group and Mianbi for the years ended December 31, 2022 and 2023 (in thousands):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Services purchased from related parties		
Tencent Group[(i)]	**28,822**	137,715
Kuaishou Group[(ii)]	**10,837**	14,373
Services provided to related parties[(iii)]		
Tencent Group	**29,174**	25,741
Kuaishou Group	**5,437**	14,779
Mianbi	**536**	–

(i) Services purchased from Tencent Group primarily related to cloud and bandwidth services.

(ii) Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.

(iii) Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

(b) Balances with related parties

The following table presents balances with Tencent Group, Kuaishou Group and Mianbi as of December 31, 2022 and 2023 (in thousands):

	As of December 31,	
	2023	2022
	RMB	RMB
Amount due from related parties		
Tencent Group	**2,260**	22,616
Kuaishou Group	**2,492**	2,182
Mianbi[(i)]	**13,567**	–
Amount due to related parties		
Tencent Group	**7,237**	19,081
Kuaishou Group	**4,174**	5,780
Mianbi[(ii)]	**14,621**	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Balances with related parties (continued)

(i) The balance mainly represents expenditures paid by the Group on behalf of Mianbi.

(ii) The balance represents the long-term investment consideration payable to Mianbi, which is non-trade in nature.

Other than the amount due to Mianbi, the transactions and balances with related parties are all trade in nature.

22. SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

Key revenue streams are as below (in thousands):

	For the Year Ended December 31,	
	2023	2022
	RMB	RMB
Marketing service[i]	**1,652,992**	1,956,480
Paid membership service	**1,826,557**	1,230,804
Vocational training	**565,585**	248,266
Others	**153,755**	169,369
Total	**4,198,889**	3,604,919

(i) The Group reported revenues generated from advertising and content-commerce solutions collectively as "marketing services revenue" to better present the Group's business and results of operation in line with the Group's overall strategies during the year ended December 31, 2023, the revenue of marketing services for years ended December 31, 2022 have been retrospectively re-classified.

All revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB3,054.1 million and RMB2,331.1 million of the Company's total consolidated net assets, as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)   Condensed balance sheets of Zhihu Inc.

	As of December 31,	
	2023	2022
	RMB in thousands	
ASSETS		
Current assets:		
Cash and cash equivalents	**2,871**	197,012
Term deposits	**70,827**	–
Amounts due from subsidiaries and VIEs and VIEs' subsidiaries	**45,778**	1,981
Prepayments and other current assets	**19,277**	7,651
Total current assets	**138,753**	206,644
Non-current assets:		
Investments in subsidiaries	**4,578,292**	5,527,483
Total non-current assets	**4,578,292**	5,527,483
Total assets	**4,717,045**	5,734,127
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**11,344**	4,841
Other current liabilities	**46,226**	16,925
Amounts due to subsidiaries and VIEs and VIEs' subsidiaries	**59,665**	58,665
Total current liabilities	**117,235**	80,431
Total liabilities	**117,235**	80,431
Shareholders' equity:		
Ordinary shares (US$0.000125 par value)	**241**	249
Treasury stock	**(161,637)**	(33,814)
Additional paid-in capital	**13,487,371**	13,615,042
Statutory reserve	**2,680**	–
Accumulated other comprehensive loss	**(20,551)**	(65,808)
Accumulated deficit	**(8,708,294)**	(7,861,973)
Total shareholders' equity	**4,599,810**	5,653,696
Total liabilities and shareholders' equity	**4,717,045**	5,734,127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b)   Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,	
	2023	2022
	RMB in thousands	
Operating expenses:		
General and administrative expenses	**(45,625)**	(79,908)
Total operating expenses	**(45,625)**	(79,908)
Loss from operations	**(45,625)**	(79,908)
Other income/(expenses):		
Interest income	**5,105**	1,027
Exchange gains	**138**	516
Share of loss of subsidiaries	**(816,004)**	(1,502,792)
Others, net	**12,745**	–
Net loss	**(843,641)**	(1,581,157)
Net loss	**(843,641)**	(1,581,157)
Other comprehensive income:		
Foreign currency translation adjustments	**45,257**	273,310
Total other comprehensive income	**45,257**	273,310
Total comprehensive loss	**(798,384)**	(1,307,847)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(c) Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,	
	2023	2022
	RMB in thousands	
Net cash used in operating activities	**(44,388)**	(51,752)
Purchases of term deposits	**(72,054)**	–
Repayment from subsidiaries of investment	**284,017**	256,942
Net cash provided by investing activities	**211,963**	256,942
Proceeds received from employees in relation to share options	**4,513**	19,612
Payments for repurchase of shares	**(369,569)**	(127,962)
Net cash used in financing activities	**(365,056)**	(108,350)
Effect of exchange rate changes on cash and cash equivalents	**3,340**	5,745
Net (decrease)/increase in cash and cash equivalents	**(194,141)**	102,585
Cash and cash equivalents at beginning of year	**197,012**	94,427
Cash and cash equivalents at ending of year	**2,871**	197,012

25. SUBSEQUENT EVENT

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows (in thousands):

	Years Ended December 31,	
	2023	2022
	RMB	RMB
Fees	**1,251**	1,098
Basic salaries, housing fund, allowances and benefits in kind	**6,213**	6,028
Employer's contributions to a retirement benefit scheme	**168**	146
Discretionary bonuses	**1,712**	1,914
Share-based compensation expenses	**24,749**	206,942
Total	**34,093**	216,128

The director received emoluments from the Group for the year ended December 31, 2023 as follows (in thousands):

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Share-based compensation expenses RMB	Total RMB
Executive directors						
Yuan Zhou[i]	–	2,026	63	495	–	2,584
Dahai Li[ii]	–	1,947	43	617	4,338	6,945
Henry Dachuan Sha[iii]	–	2,240	62	600	20,007	22,909
Independent non-executive directors						
Hanhui Sam Sun[iv]	511	–	–	–	164	675
Hope Ni[iv]	370	–	–	–	164	534
Derek Chen[v]	370	–	–	–	76	446
Total	1,251	6,213	168	1,712	24,749	34,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. DIRECTORS' REMUNERATION (CONTINUED)

The director received emoluments from the Group for the year ended December 31, 2022 as follows (in thousands):

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Share-based compensation expenses RMB	Total RMB
Executive directors						
Yuan Zhou[(i)]	–	2,037	60	495	189,709	192,301
Dahai Li[(ii)]	–	1,802	43	432	10,986	13,263
Wei Sun[(vi)]	–	2,189	43	987	5,313	8,532
Independent non- executive directors						
Hanhui Sam Sun[(iv)]	488	–	–	–	423	911
Hope Ni[(iv)]	353	–	–	–	423	776
Derek Chen[(v)]	257	–	–	–	88	345
Total	1,098	6,028	146	1,914	206,942	216,128

(i)   Yuan Zhou is the founder, chairman of the Board and chief executive officer of the Company and was appointed as the Director since May 2011.

(ii)   Dahai Li is the chief technology officer and was appointed as executive Director since March 25, 2021.

(iii)   Henry Dachuan Sha was appointed as an executive Director and chief financial officer with effect from December 31, 2022. No remuneration was paid by the Group for the year ended December 31, 2022

(iv)   Hanhui Sam Sun and Hope Ni were appointed as independent non-executive Directors since March 25, 2021.

(v)   Derek Chen was appointed as an independent non-executive Director since March 31, 2022.

(vi)   Wei Sun was appointed as executive Director since March 25, 2021 and resigned with effect from December 31, 2022.

(vii)   Zhaohui Li was appointed as non-executive director of the Company since September 2015. No remuneration was paid by the Group for the years ended December 31, 2022 and 2023.

(viii) Jiatong Peng was appointed as non-executive director of the Company since November 2020 and resigned with effect from May 16, 2022. No remuneration was paid by the Group for the year ended December 31, 2022.

(ix)   Dingjia Chen was appointed as non-executive director of the Company since May 16, 2022 and resigned with effect from March 7, 2023. No remuneration was paid by the Group for the years ended December 31, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.   DIRECTORS' REMUNERATION (CONTINUED)

(x)   Bing Yu was appointed as non-executive director of the Company since March 7, 2023. No remuneration was paid by the Group for the year ended December 31, 2023.

(xi)   Director' Directors' termination benefits

No Directors' termination benefits subsisted at the end of the years or at any time during the years ended December 31, 2022 and 2023, respectively.

(xii)   Consideration provided to or receivable by third parties for making available Directors' services

No consideration provided to or receivable by third parties for making available Directors' services subsisted at the end of the years or at any time during the years ended December 31, 2022 and 2023, respectively.

(xiii)   Information about loans, quasi-loans and other dealings in favour of Directors, controlled bodies corporate by and connected entities with such Directors

There were no loans, quasi-loans and other dealings in favour of Directors, their controlled bodies corporate and connected entities subsisted at the end of the years or at any time during the years ended December 31, 2022 and 2023, respectively.

(xiv)   Directors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2022 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. FIVE HIGHEST-PAID EMPLOYEES

The five highest-paid employees for the years ended December 31, 2022 and 2023 included the following number of directors and non-directors:

	Years Ended December 31,	
	2023	2022
Directors	**2**	3
Non-directors	**3**	2
Total	**5**	5

Details of the remuneration for the years ended December 31, 2022 and 2023 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows (in thousands):

	Years Ended December 31,	
	2023	2022
	RMB	RMB
Basic salaries, housing fund, allowances and benefits in kind	**6,230**	4,366
Employer's contributions to a retirement benefit scheme	**170**	101
Discretionary bonuses	**1,823**	1,425
Share-based compensation expenses	**24,921**	21,900
Total	**33,144**	27,792

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. FIVE HIGHEST-PAID EMPLOYEES (CONTINUED)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Years Ended December 31,	
	2023	2022
HK$10,000,001 to HK$10,500,000	**1**	–
HK$10,500,001 to HK$20,000,000	**2**	2
HK$20,000,001 to HK$20,500,000	**–**	–
Total	**3**	2

During the years ended December 31, 2022 and 2023, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2022 and 2023.

28. DIVIDEND

No dividends were declared or paid for the years ended December 31, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Historical Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information prepared under U.S. GAAP and IFRS are as follows (in thousands):

Year ended December 31, 2023

Consolidated Statement of Operations and Comprehensive Loss	Amounts as reported under US GAAP	IFRS adjustments		Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	Amounts as reported under IFRS
		Operating leases (Note(a))				
	RMB	RMB		RMB	RMB	RMB
Cost of revenues	(1,903,041)	–		175	–	(1,902,866)
Selling and marketing expenses	(2,048,090)	–		254	–	(2,047,836)
Research and development expenses	(901,452)	–		877	–	(900,575)
General and administrative expenses	(418,531)	5,261		706	–	(412,564)
Finance cost	–	(3,135)		–	–	(3,135)
Fair value changes in investments	–	–		–	57,993	57,993
Net loss	(839,528)	2,126		2,012	57,993	(777,397)
Net loss attributable to Zhihu Inc.'s Shareholders	(843,641)	2,126		2,012	57,993	(781,510)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Statement of Operations and Comprehensive Loss	Year ended December 31, 2022			
	Amounts as reported under US GAAP	IFRS adjustments		Amounts as reported under FRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(1,796,867)	–	309	(1,796,558)
Selling and marketing expenses	(2,026,468)	–	596	(2,025,872)
Research and development expenses	(763,362)	–	1,531	(761,831)
General and administrative expenses	(621,973)	3,950	6,227	(611,796)
Finance cost	–	(5,501)	–	(5,501)
Net loss	(1,578,403)	(1,551)	8,663	(1,571,291)
Net loss attributable to Zhihu Inc.'s Shareholders	(1,581,157)	(1,551)	8,663	(1,574,045)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Balance Sheets

As of December 31, 2023

	Amounts as reported under US GAAP	IFRS adjustments					Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Equity investments using the measurement alternative (Note(c))	Classification and measurement of preferred shares (Note(d))	Issuance costs (Note(e))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	40,211	(1,243)	–	–	–	–	38,968
Long term investments, net	44,621	–	–	57,993	–	–	102,614
Total assets	6,795,272	(1,243)	–	57,993	–	–	6,852,022
Additional paid-in capital	13,487,371	–	(9,001)	–	14,962,843	99,760	28,540,973
Accumulated other comprehensive loss	(20,551)	–	–	–	497,575	(1,639)	475,385
Accumulated deficit	(8,708,294)	(1,243)	9,001	57,993	(15,460,418)	(98,121)	(24,201,082)
Total shareholders' equity	4,701,610	(1,243)	–	57,993	–	–	4,758,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Balance Sheets

As of December 31, 2022

	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Operating leases (Note(a))	Share-based compensation (Note(b))	Classification and measurement of preferred shares (Note(d))	Issuance costs (Note(e))	
	RMB	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	100,119	(3,369)	–	–	–	96,750
Total assets	7,656,239	(3,369)	–	–	–	7,652,870
Additional paid-in capital	13,615,042	–	(6,989)	14,962,843	99,760	28,670,656
Accumulated other comprehensive loss	(65,808)	–	–	497,575	(1,639)	430,128
Accumulated deficit	(7,861,973)	(3,369)	6,989	(15,460,418)	(98,121)	(23,416,892)
Total shareholders' equity	5,694,268	(3,369)	–	–	–	5,690,899

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b) Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the IPO. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, when an award is conditional on an IPO occurring with service condition at the same time, but employee service up to the IPO date is not required, the IPO condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The share-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.

(c) Equity investments using the measurement alternative

Under U.S. GAAP, the Company elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments are classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments are recognized in the profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(d) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

In addition, the mezzanine equity under U.S. GAAP was translated at historical exchange rates while the financial liability under IFRS was translated at the exchange rates on the balance sheet dates. All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021.

(e) Issuance costs

(i) *Issuance cost in relation to IPO*

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

(ii) *Issuance cost in relation to issuance of Preferred Shares*

Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in the consolidated statements of operations and comprehensive loss.

DEFINITIONS

"Articles of Association"	the articles of association of the Company, as amended from time to time
"Auditor"	PricewaterhouseCoopers
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"CG Code"	the Corporate Governance Code and Corporate Governance Report set out in Appendix C1 to the Listing Rules
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company	Zhihu Inc. 知乎 (formerly known as "**Zhihu Technology Limited**"), a company with limited liability incorporated in the Cayman Islands on May 17, 2011
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities we control through the Contractual Arrangements
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOEs, the Onshore Holdcos and the Registered Shareholders (as applicable)

DEFINITIONS

"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary company through which Mr. Zhou controls his interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	April 16, 2024
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	April 22, 2022, the date on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules

DEFINITIONS

"Mr. Zhou"	Mr. Yuan Zhou
"Nasdaq"	Nasdaq Stock Exchange
"NYSE"	New York Stock Exchange
"Onshore Holdco(s)"	Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司), Shanghai Biban Network Technology Co., Ltd. (上海彼伴網絡科技有限公司), Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司), and Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司)
"Prospectus"	the prospectus of the Company dated April 11, 2022
"Registered Shareholders"	the registered shareholders of the Onshore Holdcos, namely, Yuan Zhou and Dahai Li with respect to Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司); Nanjing Zhixin Technology Co., Ltd. (南京知鑫科技有限公司), Changjian Ma and Wenjing Zhao with respect to Shanghai Biban Network Technology Co., Ltd. (上海彼伴網絡科技有限公司); Nanjing Zhizhe Tianxia Information Technology Co., Ltd. (南京智者天下信息技術有限公司), Sike Li and Lingtao Zhang with respect to Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司); and Yuan Zhou and Rongle Zhang with respect to Wuhan Xinyue Network Technology Co., Ltd. (武漢昕越網絡科技有限公司) (more particularly set out in the section headed "Contractual Arrangements", other than Beijing Radio and Television Station (北京廣播電視台) which is an independent third party with 1% shareholding in Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司))
"Reporting Period"	the year ended December 31, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

DEFINITIONS

"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2012 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s).
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"Tencent"	Tencent Holdings Limited (HKEX stock code: 700), or Tencent Holdings Limited and/or its subsidiaries, as the case may be
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOEs", each a "WFOE"	Zhizhe Sihai (Beijing) Technology Co., Ltd. (智者四海(北京)技術有限公司), Shanghai Paya Information Technology Co., Ltd. (上海杷雅信息科技有限公司), Shanghai Zhishi Technology Co., Ltd. (上海知匙科技有限公司), and Wuhan Bofeng Technology Co., Ltd. (武漢博烽科技有限公司)
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	percent
"2021 Negative List"	the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) issued on December 27, 2021 and effective on January 1, 2022, by the NDRC and the PRC Ministry of Commerce